    Filed with the Securities and Exchange Commission on November 24, 1999
                                                   Registration No. 333-[     ]
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                            BROADBAND SPORTS, INC.
            (Exact name of registrant as specified in its charter)

            Delaware                              7375                            95-4673805
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)            Identification No.)

                   1640 South Sepulveda Boulevard, Suite 500
                         Los Angeles, California 90025
                                (310) 996-0067
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                               Richard D. Nanula
               Chairman of the Board and Chief Executive Officer
                            Broadband Sports, Inc.
                   1640 South Sepulveda Boulevard, Suite 500
                         Los Angeles, California 90025
                                (310) 882-7577
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                  Copies of all communications to be sent to:

           Peter E. Williams III, Esq.                         Kenneth L. Guernsey, Esq.
               Victor H. Sim, Esq.                               L. Kay Chandler, Esq.
              Maile Y. C. Yang, Esq.                           Michael W. Hauptman, Esq.
             MORRISON & FOERSTER LLP                              Cecilia M. Mao, Esq.
                755 Page Mill Road                                 COOLEY GODWARD LLP
           Palo Alto, California 94304                       One Maritime Plaza, 20th Floor
                  (650) 813-5600                            San Francisco, California 94111
                                                                     (415) 693-2000

                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
  If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                      CALCULATION OF REGISTRATION FEE
======================================================================================================
                                                              Proposed
                                                               Maximum                Amount of
               Title of each class of                        Aggregate               Registration
            securities to be registered                  Offering Price(2)              Fee(2)
------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value)(1).................         $46,000,000                $12,788(3)
======================================================================================================

(1)  Includes    shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act.
(3)  $11,120 previously paid.
                                ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.
===============================================================================

PROSPECTUS (Subject to Completion)
Issued       , 1999

                                       Shares

                             BROADBAND SPORTS, INC.

                                  COMMON STOCK

                                  -----------

Broadband Sports, Inc. is offering shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $
and $       per share.

We have requested that the underwriters reserve up to      shares of common
stock from the underwritten offering to be offered at the public offering price to certain persons designated by us. See "Underwriters."

                                  -----------

We have applied to have the shares of common stock approved for quotation on the Nasdaq National Market under the symbol "BBND".

                                  -----------

Investing in the common stock involves risks. See "Risk Factors" beginning on page 8.

                                  -----------

                             PRICE $        A SHARE

                                  -----------

                                                   Underwriting
                                          Price to Discounts and   Proceeds to
                                           Public   Commissions  Broadband Sports
                                          -------- ------------- ----------------
Per Share...............................    $           $             $
Total...................................   $         $               $

Broadband Sports has granted the underwriters the right to purchase up to an
additional         shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on     , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER

                       HAMBRECHT & QUIST

                                           SG COWEN

       , 1999
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

              [Screen shots of various Broadband Sports web sites]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   8
Special Note Regarding Forward-Looking Statements........................  26
Use of Proceeds..........................................................  27
Dividend Policy..........................................................  27
Capitalization...........................................................  28
Dilution.................................................................  29
Selected Consolidated and Combined Financial Data........................  30
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  31

                                                                            Page
                                                                            ----
Industry Background........................................................  43
Broadband Sports...........................................................  45
Management.................................................................  68
Certain Transactions.......................................................  76
Principal Stockholders.....................................................  77
Description of Capital Stock...............................................  79
Shares Eligible for Future Sale............................................  83
Underwriters...............................................................  85
Legal Matters..............................................................  87
Experts....................................................................  87
Additional Information.....................................................  87
Index to Financial Statements.............................................. F-1

                               ---------------

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

  In this prospectus, "Broadband Sports," "we," "us," and "our" refer to Broadband Sports, Inc. and our wholly-owned subsidiaries, and not to the underwriters.

  Unless otherwise stated, all information in this prospectus:

  . gives effect to a 20-for-1 stock split, which was effective on December 4, 1998;

  . assumes the redemption upon the closing of this offering of all of our outstanding series A preferred stock for approximately $2.3 million;

  . assumes the conversion of our outstanding shares of series C preferred stock and our outstanding shares of series B preferred stock into an aggregate of 47,666,663 shares of common stock;

  . assumes the issuance of 30,389,809 shares of common stock to our Chief Executive Officer in November 1999.

  . assumes the effectiveness prior to the closing of this offering of an amendment to our certificate of incorporation providing for (i) an authorized capital of 75,000,000 shares of common stock and 5,000,000
     shares of preferred stock and (ii) a 1-for-   reverse stock split of the
     outstanding common stock; and

  .  assumes no exercise of the underwriters' over-allotment option.

  Until       , 2000, 25 days after commencement of this offering, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

  References to and information contained on our Web sites do not constitute part of this prospectus.

  ATHLETE DIRECT is a registered United States service mark of Athlete Direct, Inc., a wholly-owned subsidiary of Broadband Sports. ATHLETE DIRECT, BROADBAND SPORTS, COLLEGE SPORTS XCHANGE, CSX, PRO SPORTS XCHANGE, PSX, ROTONEWS, THE WRITER NETWORK, SPORTSAUTHENTICS.COM, WHERE ATHLETES AND FANS INTERACT and the PSX, Athlete Direct, RotoNews and Broadband Sports Logos are also trademarks and service marks of Broadband Sports. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our Consolidated and Combined Financial Statements and Notes to Consolidated and Combined Financial Statements appearing elsewhere in this prospectus.

                                BROADBAND SPORTS

  Broadband Sports is a leading Internet provider of original content and commerce for hundreds of individual sports communities. These geographically dispersed communities are composed of fans who follow individual sports, teams and athletes and are characterized by a passionate demand for content and commerce relating to their particular interests. In aggregate, these sports communities generated over $130 billion in revenue according to the most recently published study from the Georgia Institute of Technology. We believe that we are well positioned to target these communities through our development of distinct online media properties, each of which is built around a set of proprietary assets. By leveraging these proprietary assets, we have created a unique and compelling network of content, community and commerce offerings. Through our partnerships with AOL, eBay, Fox, uBid, and Yahoo!, we are able to efficiently reach these various communities with the type of content and commerce offerings they demand and derive revenue from multiple sources. During October 1999, we had over 35 million page impressions across our properties.

  To date, we have developed four online media properties:

  . Athlete Direct--Athlete Direct is a leading provider of athlete Web sites. We currently have contracts with more than 200 athletes that provide us with certain exclusive online rights, and we operate the official sites for athletes such as:

     Troy Aikman                 Ken Griffey, Jr.               Dennis Rodman
     Drew Bledsoe                Tony Gwynn                     Keith Van Horn
     Barry Bonds                 Mia Hamm                       Michael Waltrip
     Kobe Bryant                 Anna Kournikova                Bernie Williams
     Brett Favre                 Karl Malone                    Ricky Williams
     Sergei Fedorov              Mike Piazza                    Steve Young

   We create Web sites offering unique content and contextually relevant commerce relating to each of our athletes. Our athletes provide interactive content and authentic e-commerce opportunities that are not readily available elsewhere. In addition, these characteristics enable Athlete Direct to create vibrant communities where fans can interact with each other. By aggregating numerous athlete sites under one network, Athlete Direct can consistently provide fans with new, original content and commerce.

  . Pro Sports Xchange and College Sports Xchange--Pro Sports Xchange (PSX) and its collegiate division, College Sports Xchange (CSX), are leading sources of in-depth team and player information online. PSX covers all MLB, NFL, NBA and NHL sports teams and players and CSX covers every Division I college football and basketball team. Each of these communities is seeking the latest and best inside information, which is not readily available through other online or offline media outlets. PSX is able to provide up-to-date information through its network of over 270 local and regional sports writers, all of whom are under contract to provide us with exclusive online content.

  . RotoNews--RotoNews is a leading online fantasy sports site offering proprietary news, games and statistical and commissioner services. Because participants invest significant time learning league rules, becoming familiar with the user interface and personalizing their site by entering specific league and player information, we believe that RotoNews creates significant user loyalty and generates frequent visits of extended duration.

  . SportsAuthentics.com--SportsAuthentics.com is an Internet retailer of sports collectibles and merchandise. We address the limitations of the current distribution channels by providing team and athlete products to fans outside of their local markets and authentic, player/team endorsed products. We are also able to offer unique products which are available exclusively through SportsAuthentics.com.

  We syndicate our distinctive sports content to various distribution partners, including AOL, eBay, Fox Sports, uBid, and Yahoo!. Together, the distribution of our content and products across multiple platforms enables us to effectively target numerous sports communities, increase brand awareness, promote our product offerings and generate revenues from multiple sources.

  Our properties enable us to derive revenue from multiple sources, including:

  . Content syndication. The majority of Internet companies pay significant fees to distribute their content and product offerings online. By contrast, the distinctiveness and in-depth analysis of our content has enabled us to receive significant syndication fees from our distribution partners, such as AOL, Fox Sports and Yahoo!.

  . Advertising. We offer advertisers the opportunity to target the attractive demographic of sports enthusiasts and associate their brands with high-profile athletes and sports personalities.

  . Electronic Commerce. We offer sports fans an easy-to-use environment for purchasing authentic player and team related merchandise and collectibles.

  . Subscription. We offer subscriptions to premium content offerings such as My Baseball Daily, to provide in-depth, original information about teams and players that is generally not available through traditional media sources.

  In creating and delivering our original content and commerce to distinct sports communities, we obtain efficiencies across our various sports media properties through the common use of our proprietary assets, distribution and technology. We believe we can continue to leverage aspects of our existing assets, distribution and technology to assist in the development of new properties focused on different sports communities.

                                ----------------

  We are a Delaware corporation. Our principal executive offices are located at 1640 South Sepulveda Boulevard, Suite 500, Los Angeles, California 90025, and our telephone number is (310) 882-7577.

                                  THE OFFERING

 Common stock offered................................         shares

 Common stock to be outstanding after this offering..         shares(1)

 Use of proceeds..................................... To repay outstanding indebtedness of approximately $4.5 million, to redeem
                                                      outstanding shares of series A preferred
                                                      stock for $2.3 million, and for general
                                                      corporate purposes, including the
                                                      continued development of our Web sites,
                                                      the enhancement of our technology
                                                      infrastructure, the expansion into other
                                                      markets and working capital. We may use
                                                      a portion of the net proceeds to acquire
                                                      or invest in complementary businesses,
                                                      technologies, assets or products. See
                                                      "Use of Proceeds."
 Proposed Nasdaq National Market symbol.............. BBND

--------------------
(1) Outstanding share information includes 22,801,365 shares of restricted common stock and excludes: (a) an aggregate of 35,294,117 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 29,700,989 shares of common stock were outstanding as of November 15, 1999 at a weighted average price of $ per share, assuming
    a public offering price of $    ; and (b) warrants to purchase 504,582
    shares of common stock at a weighted average price of $0.69 per share. The number of shares of common stock to be outstanding is based on the number of shares outstanding on November 15, 1999.

            SUMMARY CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

  The summary consolidated and combined financial data presented below are derived from our financial statements included at the end of this prospectus. The pro forma balance sheet data below reflect the issuance of 30,389,809 shares of common stock to our Chief Executive Officer in November 1999, the issuance of 18,500,000 shares of series C preferred stock in November 1999 and the conversion of these shares and our outstanding shares of series B preferred stock into an aggregate of 47,666,663 shares of common stock upon the closing of this offering. The pro forma as adjusted balance sheet data reflect the application of net proceeds from the sale of our common stock in this offering
at an assumed initial public offering price of $    per share, after deducting
estimated underwriting discounts and commissions and estimated offering expenses, the repayment of outstanding indebtedness of approximately
$4.5 million upon the closing of this offering, and the redemption of the outstanding mandatorily redeemable series A preferred stock for $2.3 million upon the closing of this offering. See "Use of Proceeds" and "Capitalization."

                              Predecessor Companies          Broadband Sports
                          -----------------------------      and Predecessor         Broadband
                               Period                          Companies(1)        Sports, Inc.
                          February 1, 1996              -------------------------- -------------
                            (inception)                               Nine Months   Nine Months
                              Through       Year Ended   Year Ended      Ended         Ended
                            December 31,   December 31, December 31, September 30, September 30,
                                1996           1997         1998         1998          1999
                          ---------------- ------------ ------------ ------------- -------------
                                          (in thousands, except per share data)
Consolidated and
 Combined Statement of
 Operations:

Revenues................       $ 219          $1,874       $3,226       $2,415        $ 5,725
Gross profit............        (195)            574          894          714          1,913
Total operating
 expenses...............         164           1,277        5,334        3,775         11,757
Loss from operations....         359             703        4,440        3,061          9,844
Net loss................         359             700        4,513        3,101          9,889
Historical loss per
 share basic and
 diluted (2)............                                                              $  0.05
Pro forma loss per share
 basic and diluted (3)..                                                              $  0.04
Weighted average common
 and common equivalent
 shares outstanding.....
  Historical (2)........                                                              217,038
  Pro forma (3).........                                                              246,204

                                                      As of September 30, 1999
                                                    ----------------------------
                                                                      Pro Forma
                                                    Actual Pro Forma As Adjusted
                                                    ------ --------- -----------
                                                           (in thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents.......................... $9,320  $27,153    $
Working capital....................................  9,407   27,240
Total assets....................................... 15,409   33,242
Revolving loan due to stockholder..................  4,468    4,468
Mandatorily redeemable preferred stock.............  2,285    2,285
Total stockholders' equity.........................  6,116   23,948

-------------------
(1) Broadband Sports was incorporated in February 1998 to combine Athlete Direct, Inc. and Pro Sports Xchange, Inc. under common ownership. The combined selected data for the year ended December 31, 1998 were derived by combining the operating data of Athlete Direct and PSX for the two months ended February 27, 1998 with the operating data of Broadband Sports for the 10 months ended December 31, 1998. The combined financial data for the nine months ended September 30, 1998 were derived by combining the operating data of the Predecessor Companies for the two months ended February 27, 1998 with the operating data of Broadband Sports for the seven months ended September 30, 1998. Pro forma financial information has not been presented for the year ended December 31, 1998 and the nine months ended September 30, 1999 because such information would not be materially different than the combined financial data for the same periods. Required unaudited pro forma condensed combined financial information is included elsewhere herein.
(2) See notes to the consolidated and combined financial statements for an explanation of the determination of the number of shares used in computing basic and diluted per share amounts.
(3) Pro forma loss per share on a historical basis gives effect to the redemption of the series A preferred stock and the issuance and conversion of the series B preferred stock.

                                 RISK FACTORS

  You should carefully consider the risks described below, together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could be seriously affected, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related To Our Business

  Because we have operated our business only for a short period of time, it is difficult to evaluate our prospects

  In 1998, Broadband Sports was incorporated for the purpose of combining Athlete Direct and PSX. Athlete Direct and PSX each commenced operations in 1996 and first recognized revenues in that year. Because we have a limited operating history, you should consider and evaluate our operating prospects in light of the risks and difficulties frequently encountered by relatively new companies, particularly companies in the rapidly evolving online industry. These risks include our ability to do the following:

  . provide compelling sports-related content and commerce;

  . maintain existing and develop new relationships with athletes, sports writers, sports personalities and agents, as well as distribution partners and advertisers;

  . publicly release and successfully market our www.athletedirect.com site;

  . create an integrated back-end platform across all of our sports media properties and upgrade the related technology infrastructure on a timely basis;

  . achieve projected levels of online traffic, particularly on our www.athletedirect.com site;

  . build an electronic commerce infrastructure and increase our fulfillment capabilities; and

  . further develop and extend our brands.

  Our future growth will depend substantially on our ability to address these risks and the other risks described below. We cannot assure you that we will succeed in addressing any of these risks and, if we fail to address these risks, our business would be adversely affected.

   We have a history of losses and anticipate losses for the foreseeable future

   We have incurred net losses in each quarterly and annual period since we began operations. We incurred a net loss of $4.5 million on a combined basis for the year ended December 31, 1998 and a net loss of $9.9 million for the nine months ended September 30, 1999. As of September 30, 1999, we had an accumulated deficit of $14.2 million. We expect to incur increasing net losses and negative cash flows on a quarterly and annual basis in the foreseeable future. We need to generate significant revenues to achieve profitability, and we cannot assure you that our revenues will be sufficient to achieve this goal. Although we have experienced growth in our revenues in recent periods, these growth rates could decrease in the future and may not be sustainable at all. We have incurred substantial costs to do the following:

  . acquire, develop and enhance our assets and properties;

  . create, introduce and enhance our content and product offerings;

  . acquire, develop and implement our technology infrastructure; and

  . attract and retain qualified personnel.

We intend to continue these efforts and, in addition, to increase spending to do the following:

  . drive traffic to our current and future online sites;

  . build an electronic commerce infrastructure and increase our fulfillment capabilities;

  . integrate all of our properties onto a common technological platform; and

  . build awareness of our brands.

  If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, our business would be adversely affected.

  Fluctuations in our operating results may adversely affect our stock price

  Some of the factors that could cause our revenues and operating results to fluctuate include the following:

  . the addition or loss of significant distribution partners, advertisers or athletes;

  . the introduction by us or by our competitors of new sites, content and products;

  . positive or negative events or publicity concerning particular sports, leagues, teams or athletes;

  . the amount and timing of our capital expenditures and other costs related to the expansion of our operations;

  . seasonal trends in sporting events related to major U.S. sports seasons and events and during the summer and year-end vacation and holiday periods;

  . changes in demand for, and availability of supply of, merchandise and collectibles;

  . a higher portion of our revenue mix being derived from advertising and electronic commerce;

  . amount and mix of merchandise and collectibles sold and advertisements and sponsorships sold and displayed;

  . technical difficulties or system downtime affecting the online medium generally or on our online sites in particular; and

  . general economic conditions, as well as economic conditions specific to the online medium, electronic commerce, content syndication, online advertising and the sports industry.

  Many of our operating expenses are planned or committed in advance in anticipation of future revenues, which are difficult to predict. If our revenues in a particular quarter are lower than we anticipate, we may not be able to reduce spending in that quarter. As a result, any shortfall in revenues could adversely affect our operating results.

  Because of these factors, we believe that historical and any period-to-period comparisons of our operating results are not necessarily meaningful and you should not view them as indicators of our future performance. If our operating results in any period fall below the expectations of securities analysts and investors, the market price of our shares would likely decline.

  We may experience difficulties and delays in the release and successful marketing of our www.athletedirect.com site

  To date, Athlete Direct has been available on the AOL proprietary platform and, on a limited basis, the World Wide Web. Our future growth depends on our ability to publicly release the www.athletedirect.com site on a timely basis. We plan to publicly release the www.athletedirect.com site in the last quarter of 1999. We cannot assure you that we will be successful in publicly releasing and marketing the www.athletedirect.com site on a timely basis, if at all. We do not currently have significant internal marketing resources and we do not have significant experience in planning and executing the major marketing initiative that we will need for the successful public release of the www.athletedirect.com site. Further, we cannot assure you that, once released, the www.athletedirect.com site will attract a significant level of traffic, achieve market acceptance or be free from technical difficulties.

  Our future growth depends on our relationships with our distribution partners

  We currently depend on our distribution partners, many of which are actual or potential competitors of ours, for a significant portion of our revenues and traffic. Accordingly, our future success depends on the success of these relationships, and our ability to retain or renew our existing relationships or to attract new relationships on a timely basis and on terms favorable to us. Failure to do so could adversely affect our business. We also rely on the technical infrastructure and cooperation of our partners to support the delivery of our content and the sale of our electronic commerce products. Any failure of the technical infrastructure of our partners or their lack of cooperation could adversely affect our business. We have in the past and may in the future enter into agreements with distribution partners that prohibit us from entering into similar arrangements with other parties. These exclusivity provisions may limit our ability to enter into favorable arrangements with complementary businesses and thereby limit our growth. We cannot assure you that we will achieve the strategic objectives of these relationships or that any of our distribution partners will perform their respective obligations as agreed. We may compete with our current and future distribution partners which may have a material adverse effect on our relations with our distribution partners.

  To date, we have derived a significant portion of our revenues from a small number of distribution partners. For example, revenues from AOL accounted for approximately 46% of our revenues for the ten months ended December 31, 1998 and approximately 50% of our revenues in the first nine months of 1999. In fiscal 1998, revenues from AOL, Fox Sports and Sportsline.com and, during the first nine months of 1999, revenues from AOL and uBid each accounted for more than 10% of our total revenues. We expect that a limited number of distribution partners will continue to account for a significant percentage of our revenues for the foreseeable future.

  We need to continue to develop original content to attract our target audience

  Our future success depends on our ability to continue to develop original content that is interesting and engaging to our target audience. If our content does not reflect the preferences of our target audience, our traffic could decrease or the demographic characteristics of our audience could change. Either of these results would adversely affect our ability to syndicate our content, sell subscriptions for premium content products, conduct electronic commerce and attract advertisers. Our ability to develop original content depends on several factors, including the following:

  . acquiring and retaining online rights relating to athletes, sports writers and sports personalities;

  . the level and quality of participation of our athletes, sports writers and sports personalities;

  . monitoring and adapting to changing consumer preferences;

  . effectively integrating leading-edge technologies, including broadband technologies; and

  . the technical expertise and creativity of our production and content staff.

  We depend on athletes and other sports personalities to provide original content to attract distribution partners, advertisers and traffic

  We believe that our future success depends on our ability to maintain our existing agreements, and to secure additional agreements with athletes and sports personalities. Our business would be adversely affected by any of the following:

  . cancellations or non-renewal of these agreements or the renewal of these agreements on terms less favorable to us;

  . decreased participation by our athletes and sports personalities on our online sites or failure of athletes to perform under their agreements with us;

  . poor performance of our athletes, or negative events or publicity relating to our athletes or sports personalities;

  . increased costs of acquiring or retaining athletes and sports personalities; and

  . increased competition to obtain agreements with athletes and sports personalities.

  Competition for the online rights related to athletes and sports personalities is intense. Competitors may be able to offer our athletes and sports personalities a better online opportunity. If we lose the services of, or the online rights related to, any high-profile athlete or a significant number of athletes or sports personalities, or if we are unable to continue to attract high-profile athletes or sports personalities, our business would be adversely affected. We cannot assure you that any athlete or sports personality will continue his or her relationship with us, or that our athletes or sports personalities will not decide to affiliate with a competitor.

  In addition, a relatively small number of sports agents represent a significant proportion of all professional athletes, especially within specific sports. Although we currently work with a number of these agents, adverse changes in our relationships with these sports agents could adversely affect our business. Although these agencies have a fiduciary responsibility to present the athletes they represent with the best opportunities, in the event that any of these agents establishes a strategic relationship or other affiliation with one or more of our competitors or directly provides online content relating to the athletes they represent, our business could be adversely affected.

  We depend on our network of sports writers for original content

  We rely on a network of independent sports writers to deliver original and timely sports content. Our future success depends substantially upon our ability to maintain our existing relationships with, and the continued efforts of, our network of sports writers. We will also need to attract and retain additional sports writers. We currently have signed agreements with over 270 sports writers. If we lose the services of a significant number of our sports writers, or if we are unable to continue to attract and retain additional sports writers with appropriate qualifications, the amount of sports news and information we could offer would decrease and our business would be adversely affected. In addition, we believe that certain sports writers may have a large and loyal following among our readers. If we were to lose the services of any one of these sports writers, the demand for our content could decrease. A significant reduction in the demand for our content could adversely affect our business. We cannot assure you that each writer will continue his or her relationship with us, or that our sports writers will not decide to affiliate with a competitor.

  We generally require our sports writers to provide us with original content for our exclusive online use. However, certain content produced by our sports writers who are also employed by newspapers may be published online by these newspapers and other third parties. We face the risk that certain newspapers may prohibit our sports writers from working for us, which could adversely affect our business. We face possible liability for claims brought by third parties, such as newspapers, asserting ownership of content published by us. Any claim would likely result in our incurring substantial costs and may adversely affect our business.

  We must effectively implement our branding strategy

  A growing number of online sites and traditional media companies, some of which already have well-established brands, offer content and products that compete with ours. As a result, we believe we must pursue an aggressive branding strategy in order to attract users, advertisers, distribution partners, athletes, sports writers and sports personalities. We have not yet developed strong brand identities. If we fail to implement our branding strategy effectively and on a timely basis, it would adversely affect our business. We believe the importance of brand recognition will increase as additional companies offer content and products similar to ours.

  Competition in our industry is growing, and we may have difficulty competing with companies providing content or products similar to ours

  We compete for users, advertising, syndication, commerce and subscription revenues, as well as for athletes, sports writers, sports personalities and other content providers, with many other entities, such as:

  . entities that provide access to sports-related content and services (many of which have been established by traditional media companies through Web entities targeted to sports enthusiasts generally), Web search and retrieval services and other high-traffic Web entities;

  . sports agents, leagues and other third parties that have existing relationships with a number of athletes and sports personalities;

  . vendors of sports information, merchandise, products and services distributed through online sites and other means, including retail stores, mail, facsimile and private online bulletin board services; and

  . television, radio and other established media entities that broadcast sporting events.

  We have and might have in the future business relationships with some of our competitors, some of whom offer access to our services through their own Web sites, and some of our current partners may become competitors in the future. We anticipate that, as the Internet and other interactive distribution systems converge with traditional television broadcasting and cable, significant competition might come from the providers of broadband networks, including sports-oriented cable networks. Some of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do, and may be better able to attract athletes, sports writers, sports personalities and other content providers, as well as distribution partners, agents, advertisers, viewers and consumers. These competitors may be able to respond more quickly than we can to new or emerging technologies and changes in online user preferences and to devote greater resources than we can to building our business. These competitors may develop content and product offerings comparable or superior to ours.

  Barriers to entry are minimal, and current and potential competitors can launch new online sites at a relatively low cost. We expect that the number of our direct and indirect competitors will increase in the future and this might adversely affect our business, operating results and financial condition. Increased competition could result in lower revenues and loss of users, any of which could materially adversely affect our business, operating results and financial condition.

  We need to expand our direct advertising sales force and internal marketing team

  We have limited experience in marketing our properties and selling advertisements and we have relied primarily on third parties to sell advertisements and sponsorships on our online sites and to provide us with marketing support. We have only recently hired a Vice President of Advertising and intend to develop our internal sales force to sell advertising and sponsorships on our online sites. In addition, we intend to continue to expand our internal marketing resources. Expanding our internal sales force and marketing organization involves a number of risks, including the following:

  . our ability to hire, retain, integrate and motivate sales and marketing personnel;

  . the length of time necessary for new sales and marketing personnel to become productive; and

  . the competition we face from other companies in hiring and retaining sales and marketing personnel.

  Our business would be adversely affected if we do not continue to develop and maintain an effective sales force or expand our marketing team.

  We will become increasingly dependent on advertising and sponsorship contracts

  Our failure to sell a significant number of advertisements and sponsorships on, or attract advertisers or sponsors to, our online sites could adversely affect our business and financial results. Most of our advertising contracts for our current online sites have historically been, and we anticipate that in the near term, they will be, short term and/or subject to termination by the advertiser at any time with little notice. Accordingly, the cancellation or deferral of even a limited number of orders could adversely affect our quarterly performance. In addition, although we intend to continue to sell sponsorships of our athletes' sites to existing sponsors of these athletes, we have not sold a significant number of sponsorships to date. The failure to sell a significant number of advertisements and sponsorships would adversely affect our business and financial results.

  Our ability to attract and retain advertisers and sponsors will depend on several factors, including the following:

  . our ability to retain athletes, sports personalities and other content providers;

  . our ability to achieve, demonstrate and maintain a significant level of traffic from attractive demographic groups;

  . the general market for athlete sponsorships;

  . the pricing of advertising on other online sites;

  . the acceptance of non-traditional banner-size inventory, which is the current standard on the AOL platform;

  . content introductions by us and our competitors; and

  . our ability to develop and retain a skilled advertising sales force.

  We may not be able to obtain sufficient supplies of merchandise or collectibles to meet customer demand or to manage inventory effectively

  The market for sports merchandise and collectibles is highly volatile and subject to consumer trends relating to particular sporting events and the popularity of particular athletes and teams. As a result, demand for certain merchandise and collectibles can often be intense or short-lived. To date, we have sourced only a limited amount of collectibles from our athletes. We cannot assure you that we will be able to procure collectibles from our athletes on a timely basis, if at all. We may be unable to obtain sufficient inventory of merchandise or collectibles to meet demand on a timely basis, if at all. In the future, we intend to maintain a larger inventory of sports merchandise and collectibles. Maintaining a larger inventory subjects us to numerous risks, including funding, obsolescence and price erosion. If we are unsuccessful in effectively managing our inventory, we may be forced to sell our inventory at a discount or loss.

  Our business success depends on our ability to generate electronic commerce and to develop a scalable commerce platform and distribution capabilities

  If we do not generate increased revenues from electronic commerce, our growth will be limited and our business could be adversely affected. To generate significant electronic commerce revenues, however, we will have to create or source sports merchandise and collectibles that are appealing to a large number of online consumers. We will also have to continue to create online environments that are conducive to electronic commerce, build or license a sufficiently robust and scalable electronic commerce platform and increase our order fulfillment capabilities. Currently, we have limited distribution and fulfillment experience and our failure to build these capabilities in a timely manner could adversely affect our business. If we fail to meet any of these challenges, our business would be adversely affected.

  Our collectibles provided by third parties may be subject to fraud

  We acquire the majority of our collectibles from third-party providers and sell them through our independent auction Web sites and our online sites. We rely on guarantees made by these third-party providers as to the authenticity of these collectibles. Although we do not independently verify the authenticity of third-party collectibles, we guarantee and verify our Athlete Direct collectibles, which are provided to us directly by our athletes. To the extent that any collectible sold by us is not authentic, we could be subject to, among other things, significant negative publicity and litigation. Any negative publicity generated as a result of actual or perceived fraudulent or deceptive collectibles or any litigation, regardless of the merits, could adversely affect our business.

  Our growth may strain our resources

  Our business has grown rapidly over the last three years. The number of our employees has grown from approximately 13 employees at May 1, 1998 to 128 employees at November 15, 1999. The scope of our operating and financial systems has also expanded significantly. Our rate of growth places a significant strain on our resources for a number of reasons, including the following:

  . the need for the continued development of our financial and information management systems;

  . the need to manage relationships with numerous athletes, sports writers, sports personalities, distribution partners and other third parties;

  . the difficulties in hiring and retaining skilled personnel necessary to support our business; and

  . the need to train and manage our growing employee base.

  The addition of new sports media or other properties and the attention they demand may also strain our management resources. We cannot assure you that we will adequately address these risks, and if we do not, our business could be adversely affected.

  Our business model depends on us generating revenues for our premium content products

  To date, only a limited number of online users have been willing to pay for content sold through the Internet. If this market for subscription-based premium content products does not develop or develops more slowly than we expect, our business could be adversely affected. Even if this market develops, it is possible that the renewal rate of our subscribers may be significantly lower than we expect, which could also adversely affect our business.

  We may not be able to respond to technological changes, and may not remain competitive with others that are better able to respond to these changes quickly

  The online industry is characterized by rapid technological change, changes in user and customer preferences, frequent new content and product introductions and enhancements, and emerging industry standards. The introduction of new technologies and the emergence of new industry standards and practices can render our existing offerings less attractive and unmarketable. In addition, if we are unable to integrate new technologies and standards effectively, or to introduce new content and products, our ability to remain competitive will be adversely affected. We are in the process of deploying the back-end technology developed in connection with the www.athletedirect.com site across our other online sites. If we fail to deploy this technology successfully, our business would be adversely affected. Our future success will depend, in part, on numerous factors, including our ability to do the following:

  . enhance our existing offerings;

  . develop new offerings that address the increasingly sophisticated and varied needs of our prospective users;

  . respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis;

  . develop, enhance and improve the responsiveness, functionality and features of our online sites;

  . provide compelling audio and video content via broadband distribution technologies on a cost-effective and timely basis as these technologies become more widely available; and

  . license or acquire leading technologies.

  If we are unable to integrate and capitalize on new technologies and standards effectively, our business could be adversely affected.

  Any inability to protect our intellectual property rights could adversely affect our business

  Proprietary rights are important to our success and our competitive position. To protect our proprietary rights, we rely generally on copyright, trademark and trade secret laws, confidentiality agreements with third parties, and license agreements with consultants, vendors and customers. Despite such protection, a third party could, without authorization, copy or otherwise misappropriate information from our database. Our agreements with employees, consultants and others who participate in development activities could be breached. We may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by competitors. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in those jurisdictions.

  We have applied for registration of several trademarks in the United States and will seek to register additional trademarks as appropriate. We cannot assure you that we will be successful in obtaining the trademarks for which we have applied. Even if these applications mature to registration, they may be successfully challenged by others or invalidated. If the applications do not register because third parties own the trademarks, or if our rights to use the trademarks are challenged by owners of similar rights, the use of the trademarks may be restricted unless we enter into arrangements with the third parties, which may be unavailable on commercially reasonable terms.

  We also use content from athletes, sports writers, sports personalities and other third parties and it is possible that we could become subject to infringement actions based upon this content. We generally obtain representations as to the origin and ownership of this content; however, this may not adequately protect us. Any of these claims, with or without merit, could subject us to costly litigation and the diversion of our technical and management personnel.

  There has been substantial litigation in the computer and online industries regarding intellectual property assets. Third parties may claim infringement by us with respect to current and future products, trademarks or other proprietary rights, or we may counterclaim against these parties. Any claims or counterclaims, with or without merit, could be time-consuming, result in costly litigation, divert management's attention, cause product release delays, require us to redesign our products or require us to enter into royalty or licensing agreements, any of which could harm our business. These royalty and licensing agreements, if required, may not be available on terms acceptable to us, if at all.

  Our business may be restricted by rights of sports leagues and players' associations

  The operation of our business and our ability to expand into new areas may be restricted by rights of sports leagues and players' associations. Sports leagues, such as the National Football League, typically own league and team trademarks, and we may be required to obtain a license to any of those trademarks that we use. In addition, the leagues also own other rights, such as the rights to display highlights of games, that we may wish to use in our business in the future. License agreements with the leagues for trademarks or other rights, if required, may not be available on terms acceptable to us or at all, and failure to obtain these license agreements could adversely affect our business.

  Players' associations have certain rights to license athlete names, likenesses and other attributes for groups of athletes, referred to as group licensing rights. We may be required to obtain licenses from players' associations for these group licensing rights in order to conduct certain aspects of our business. If licenses were not available or were not provided on terms acceptable to us and we were required to modify our properties, our business would be adversely affected. We, and agents for some of the athletes with whom we have contracts, have received correspondence from the National Football League Players' Association telling us to cease creating, selling, advertising and promoting Web sites for athletes represented by the players' association. Although we do not believe that there is a basis for the players' association position, if athletes and agents determine not to work with us because of the players' association claims or actions, our business would be adversely affected.

  The loss of key personnel, or the inability to attract and retain additional, qualified personnel, could adversely affect our business

  Our future success depends, in significant part, upon the continued services of a relatively small number of key senior management and technical personnel, many of whom have been with us for fewer than 12 months. In particular, Richard D. Nanula, Chairman of the Board and Chief Executive Officer, and Tyler J. Goldman, President, Broadband Studios, are important to our success. We have entered into employment agreements with these officers. However, we cannot assure you that we will be able to retain these or other key employees or that we will be successful in attracting, assimilating and retaining other personnel in the future. In particular, we need to hire qualified marketing, advertising, sales and merchandise personnel as well as engineers to assist with our Web sites and our technology infrastructure. These personnel are in high demand. The loss of any of our key senior management or technical personnel or the inability to attract and retain additional, qualified personnel could adversely affect our business.

  We face risks associated with maintaining or acquiring new domain names, or protecting current domain names from unauthorized use by third parties

  We currently hold various Web addresses relating to our assets and brands, including broadbandsports.com, athletedirect.com, psx.com, rotonews.com and sportsauthentics.com. We may not be able to prevent third parties from acquiring Web addresses that are similar to our addresses, which could adversely affect our business. In addition, a number of third parties have registered as domain names the names of a number of our athletes under contract. We may not be able to acquire these Web addresses in a cost-effective manner, or at all, which could adversely affect our business. The acquisition and maintenance of Web addresses generally is regulated by governmental agencies and their designees. The regulation of Web addresses in the United States and in foreign countries and the application of trademark laws to Web addresses is uncertain and subject to change. As a result, we may not be able to acquire or maintain relevant Web addresses in all countries in a cost-effective manner, or at all, where we may conduct business.

  We may acquire other businesses and we may have difficulty integrating these businesses

  We have in the past, and may in the future, broaden the scope of our business by acquiring businesses that complement our current content or product offerings, increase our market share or otherwise offer growth opportunities. However, our experience in acquiring and assimilating other companies is limited. We may not be successful in overcoming problems encountered in connection with such acquisitions, and our inability to do so could adversely affect our business. Future acquisitions would expose us to increased risks, including risks associated with the following:

  . assimilating new operations, technologies, products, sites and personnel;

  . diverting resources from our existing businesses, sites and technologies;

  . diverting management's attention from other business concerns;

  . entry into new markets in which we have limited or no experience;

  . the inability to generate revenues from new sites sufficient to offset associated acquisition costs;

  . maintaining uniform standards, controls, procedures and policies; and

  . the impairment of relationships with employees, distribution partners and other customers as a result of integration of new businesses.

  Failure to integrate successfully any business, product, technology or personnel would adversely affect our business.

  Because business acquisitions typically involve significant amounts of intangible assets, our operating results may be adversely affected by amortization of intangible assets acquired. In addition, in the event of future acquisitions or business combinations, we could do the following:

  . issue equity securities that would dilute current stockholders' percentage ownership in us;

  . use cash or incur substantial debt; or

  . assume contingent liabilities.

  We plan to expand into international markets, which involves additional risks

  As part of our business strategy, we plan to expand into international markets, which involves additional risks. In marketing our content and products internationally, we will face new competitors. In addition, expansion into international markets will require us to hire and retain additional personnel to execute our international strategy and may require us to create localized versions of our content on a cost effective basis. We cannot assure you that we will be successful in attracting, hiring or retaining the necessary personnel, creating localized versions of our content or marketing or distributing our content or products abroad. Even if we are successful, our international revenues may not offset the expense of establishing and maintaining international operations. To date, we have limited experience in marketing and distributing our content and products internationally. Additional difficulties and risks inherent in doing business internationally include the following:

  . compliance with a variety of local regulatory requirements and changes in those requirements;

  . export controls relating to technology, tariffs and other trade barriers;

  . difficulties in staffing and managing foreign operations;

  . potentially weaker protection of intellectual property rights in foreign countries, including the possibility that our trademarks will not be available for our use in those countries;

  . political instability in foreign countries;

  . fluctuations in foreign currency exchange rates;

  . longer payment cycles and greater difficulty in collecting accounts receivable;

  . seasonality in sports outside of the United States; and

  . potentially adverse tax consequences.

  Potential Year 2000 problems related to our business systems could adversely affect our business

  The risks posed by year 2000 issues could adversely affect our business in a number of significant ways. Our information technology system could be substantially impaired or cease to operate due to year 2000 problems. Additionally, the online medium could face serious disruptions arising from the year 2000 problem. We also rely on information technology supplied by third parties and other third party services which are likewise dependent on information technology systems and on their own third party vendors' systems. Year 2000 problems experienced by us or any such third parties could adversely affect our business.

  We are evaluating our internal systems and contacting our suppliers to ascertain their year 2000 status. However, our own systems may not be year 2000 compliant in a timely manner, and any of our distribution partners may not be year 2000 compliant in a timely manner. In addition, there may be significant interoperability problems among these systems. Consumers may not be able to visit our online sites or purchase our subscription-based premium content and product offerings without serious disruptions arising from the year 2000 problem. Given the pervasive nature of the year 2000 problem, disruptions in other industries and market segments may also adversely affect our business.

  Finally, year 2000 issues may impact other entities with which we do business, including, for example, those responsible for maintaining telephone and online communications. Accordingly, we cannot predict the effect of the year 2000 problem on such entities. If these other entities fail to take preventive or corrective actions in a timely manner, the year 2000 issue could hurt our business.

Risks Related To Our Industry

  Our business depends on the development and growth of electronic commerce on the Internet and other online media

  The use of online media for retail transactions, particularly those for sports-related products, is a recent development, and the continued demand and growth of a market for services and products via online media is uncertain. Online media may ultimately prove not to be a viable commercial marketplace for a number of reasons, including the following:

  . unwillingness of consumers to shift their purchasing from traditional retailers to online retailers;

  . lack of acceptable transaction and data security;

  . concern for privacy of personal information;

  . limitations on access and ease of use;

  . congestion leading to delayed or extended response times;

  . inadequate development of infrastructure of online media to keep pace with increased levels of use; and

  . increased government regulation and taxation.

  Malfunctions of third-party systems and the strain on our own systems due to increased traffic could adversely affect our business

  In the past, our online sites have experienced significant increases in traffic when there are significant sports-related events. To the extent the number of users increases, our online sites must accommodate a high volume of traffic. Our online sites have in the past and may in the future experience slower response times or other problems for a variety of reasons. If increases in user traffic result in system interruptions or increases in response time, it could result in a loss of potential or existing users or advertisers and, if sustained or repeated, could reduce the attractiveness of our online sites to users, content providers and advertisers. In addition, our users depend on Internet service providers, and other online service providers for access to our online sites. These providers have experienced significant outages in the past, particularly as a result of increased traffic, and could experience outages, delays and other difficulties due to system failures unrelated to our systems in the future. These types of occurrences could cause users to perceive our online sites as not functioning properly and therefore adversely affect our ability to attract and retain users, content providers and advertisers.

  Any failure of our network infrastructure could decrease the availability of our content and products

  The performance, reliability and availability of our online sites are critical to our reputation and ability to attract and retain users, content providers and advertisers. We cannot guarantee that:

  . we will have uninterrupted access to the Internet;

  . our users will be able to reach our Internet sites; or

  . communications via our Internet sites will be secure.

  Any disruption in Internet access provided by third party services or any failure of third parties to handle higher volumes of Internet users to our Internet sites could adversely affect our business. We do not currently have redundant systems or a formal disaster recovery plan.

  Despite precautions taken by us and by the companies that now or in the future may host our Internet sites, our system is susceptible to natural and man-made disasters such as earthquakes, fires, floods, power loss and sabotage. Our system is also vulnerable to disruptions from computer viruses and attempts by hackers to penetrate our network security.

  Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors that could cause system failures when introduced. Any system error or failure that causes interruption in availability of content or an increase in response time could result in a loss of potential or existing advertisers, content providers and users and, if sustained or repeated, could reduce the attractiveness of our content services to such entities or individuals. Expanding our network infrastructure could require substantial financial and operational resources in 2000 and future periods.

  Our revenues depend on advertisers and sponsors adopting the Internet and other online media as an attractive platform

  The Internet and other online media have not been available for a sufficient period of time to gauge their effectiveness as advertising platforms when compared with traditional media. There is intense competition among sellers of advertising space on online media, making it difficult to project pricing models or anticipate whether we or our partners will be successful in selling advertising space. Market acceptance of online media as an advertising platform is highly uncertain for a number of reasons, including the following:

  . lack of widely accepted standards for measuring the extent of Internet traffic;

  . concerns about privacy and security among users;

  . the limited acceptance to date of online media for widespread commercial use; and

  . inadequate development of the network infrastructure and enabling technologies.

  Tracking and measurement standards for advertising are evolving and create uncertainty about the viability of advertising on the Internet

  It is important to our advertisers that we accurately measure the size and demographics of our user base and the delivery of advertisements on our online sites. There are currently no widely accepted standards to measure the effectiveness of online media as a platform for attracting audiences or targeting particular demographic groups. If measurement standards do not develop, we may be unable to retain current, or attract new, advertisers. We depend on third parties to provide these measurement services. If they are unable to provide these services in the future, we would be required to perform them ourselves or obtain them from another provider. This could cause us to incur additional costs or cause interruptions in our business while we are replacing these services. We are implementing additional systems designed to record demographic data on our users. If we do not develop these systems successfully, we may not be able to accurately evaluate the demographic characteristics of our users. Companies may not advertise on our online sites or may pay less for advertising if they do not perceive our measurements, or measurements made by third parties, to be reliable.

  Online security concerns could hinder electronic commerce

  The need to securely transmit confidential information over online media has been a significant barrier to electronic commerce and electronic communications. Any well-publicized compromise of security could deter people from using the Internet or other online media or from using it to conduct transactions that involve transmitting confidential information, such as credit card numbers. To the extent that our activities or those of third-party contractors involve the storage and transmission of proprietary or personal information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our business may be adversely affected if our security measures do not prevent security breaches, and we cannot assure you that we can prevent any security breaches. In addition, we may be subject to liability for orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions we process, the merchant does not obtain a cardholder's signature. Fraudulent use of credit card data in the future could adversely affect our business.

  In addition, we could be liable for the misuse of personal information. The Federal Trade Commission, the European Union and certain state and local authorities have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if these authorities choose to investigate our privacy practices.

  We could be subject to liability for online content

  The nature and breadth of content disseminated by us on our online sites and through our distribution partners could expose us to liability in various areas, including claims relating to:

  . defamation, libel, negligence, personal injury and other legal theories based on the nature and content of the material we publish or distribute;

  . copyright or trademark infringement or wrongful action due to the actions of third parties; and

  . use of third-party content made available through our online sites or through content and material posted by our partners and participants on online pages or in chat rooms and bulletin boards, such as information provided by our sports writers.

  Because of the large amount of content that is provided to us by our sports writers on a daily basis, it is difficult to verify the originality or accuracy of this information. Any claim would likely result in our incurring substantial costs and would also be a drain on our financial and other resources. In addition, we might experience disruptions in our relationships with our athletes, sports writers, sports personalities, advertisers, distribution partners and other third parties. This could reduce traffic on our online sites, negatively affect our user base, or reduce our revenue from advertising and electronic commerce.

  Imposition of sales and other taxes on electronic commerce transactions may hinder electronic commerce

  We generally do not collect sales or other taxes on goods sold on our online sites to users located outside of California. However, one or more states may seek to impose sales tax collection obligations on companies like ours, which engage in or facilitate online commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services online. Such proposals, if adopted, could substantially impair the growth of electronic commerce and increase our costs and could adversely affect our opportunity to derive financial benefit from electronic commerce. If any state or foreign country were to successfully assert that we should collect sales or other taxes on the exchange of merchandise on our system, our business could be adversely affected. Recently, the Internet Tax Freedom Act was signed into law placing a three-year moratorium on new state and local taxes on Internet commerce. However, future laws may impose taxes or other regulations on Internet commerce, which could adversely affect our business.

  Imposition of government regulations and other legal uncertainties associated with the online media could adversely affect our business

  The laws governing online media remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy and libel apply to online media generally. Such legislation could hamper the growth in use of online media generally and decrease the acceptance of online media as a communications and commercial medium, which could have an adverse affect on our business.

  We cannot assure you that violations of local or other laws will not be alleged or charged by local, state or foreign governments, that we might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. In addition, the growing popularity and use of online media has burdened the existing telecommunications infrastructure and many areas with high traffic have begun to experience interruptions in phone service. As a result, certain local telephone carriers have petitioned governmental agencies to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on Internet service providers and online service providers. If any of these petitions or the relief that they seek is granted, the costs of communicating via online media could increase substantially, potentially adversely affecting the growth in the use of online media. Any of these developments could have an adverse effect on our business.

  Our fantasy contests and services may be subject to state and federal laws governing lotteries and gambling. We can not assure you that our contests will be exempt from such laws or that the applicability of such laws will not adversely affect our business.

Risks Associated With Our Offering

  Because our shares have not been publicly traded before this offering, the initial public offering price may not accurately reflect the trading price of our stock

  There has not previously been a public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of a permanent trading market or how liquid that market, if developed, might become. The initial public offering price for the shares will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

  Our stock price may be volatile

  The stock market has experienced significant price and volume fluctuations and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. These fluctuations are often unrelated to the operating performance of particular companies. Our stock price may also be affected by the stock trading prices of other Internet companies. Investors may not be able to resell their shares at or above the initial public offering price. Any shortfall in revenue or other inability to meet the expectations of securities analysts could adversely affect our stock price.

  In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has been instituted against that company. Litigation could result in substantial costs and a diversion of management's attention and resources.

  We may need additional financing to achieve our business objectives or achieve profitability

  We currently anticipate that our available cash resources, combined with the net proceeds from this offering, will be sufficient to meet our anticipated working capital and capital expenditure needs for at least the 12 months following the date of this prospectus. Nevertheless, we may need to raise additional funds to maintain and develop our position in the marketplace. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If we cannot obtain needed funds on acceptable terms, or at all, we would be limited in our ability to do the following:

  . fund more rapid expansion;

  . develop or enhance existing content or products;

  . upgrade our technological infrastructure;

  . build our multiple brands;

  . respond to competitive pressures; or

  . acquire complementary products, businesses or technologies.

  Even if we succeed in raising additional funding, it may have a dilutive effect on the percentage of ownership of our then-current stockholders because we may need to raise these funds by issuing equity or convertible debt securities. Also, any new securities may have rights and privileges senior to the rights of the common stock.

  Our officers, directors and principal stockholders can exert control over matters requiring stockholder approval

  After this offering, executive officers, directors and holders of 5% or more of our outstanding common stock will, in the aggregate, beneficially own
approximately    % of our outstanding common stock. These stockholders will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

  Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company

  Upon the closing of this offering, our certificate of incorporation and bylaws will contain provisions which could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors will have staggered terms which makes it difficult to remove them all at once. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting. The acquiror also will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

  Our board of directors also has the ability to issue preferred stock which would significantly dilute the ownership of a hostile acquiror. In addition,
Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

  Our board of directors could choose not to negotiate with an acquiror that it did not feel was in the strategic interests of Broadband Sports. If the acquiror was discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the antitakeover measures, you could lose the opportunity to sell your shares at a favorable price.

  The number of shares that will be eligible for sale in the open market in the near future could depress our stock price

  If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options) in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this
offering, we will have outstanding    shares of common stock. Of these shares,
the    shares being offered hereby are freely tradable. This leaves    shares
eligible for sale in the public market as follows:

       Number of Shares   Date
       ----------------   ----
                          The date of this prospectus
                          90 days after the date of this prospectus
                          180 days after the date of this prospectus
                          At various times after 180 days from the date of this prospectus

  Our directors, officers and stockholders and substantially all of our optionees have agreed that they will not sell, directly or indirectly, any common stock without the prior written consent of Morgan Stanley and Co. Incorporated for a period of 180 days from the date of this prospectus.

  Upon the closing of this offering, we intend to file a registration
statement to register for resale the    shares of common stock reserved for
issuance under our stock option plans. We expect this registration to become effective immediately upon filing. As of November 15, 1999, options to purchase a total of 29,700,989 shares of common stock were outstanding, of which 7,768,316 shares will be immediately exercisable upon the closing of this offering. These stock options generally have exercise prices significantly below the assumed initial public offering of our common stock. The possible sale of a significant number of these shares may cause the price of our common stock to fall.

  Certain stockholders, representing approximately 248,120,386 shares of common stock, have the right, subject to conditions, to include their shares in certain registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders may cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have an adverse effect on our ability to raise needed capital.

  As a new investor, you will experience immediate and substantial dilution

  The initial public offering price is expected to be substantially higher than the net tangible book value per share of the outstanding common stock immediately after the offering. Investors purchasing common stock in this
offering, therefore, will incur immediate dilution of approximately $     in
net tangible book value per share, assuming an initial public offering price
of $   per share. To the extent that outstanding stock options to purchase common stock are exercised, there will be further dilution. See "Dilution."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

  We estimate that our net proceeds from the sale of the     shares of common
stock in this offering will be approximately $    million, assuming an initial
public offering price of $   per share and after deducting estimated
underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that
our net proceeds will be $    million.

  We intend to use the net proceeds to:

  . repay outstanding indebtedness of approximately $4.5 million; and

  . redeem our outstanding mandatorily redeemable series A preferred stock for $2.3 million.

The balance of the net proceeds will be used for general corporate purposes, including the continued development of our Web sites, the enhancement of our technology infrastructure, the expansion into other markets and working capital. We believe the net proceeds of this offering, together with our current cash and cash equivalents, will be sufficient to fund our working capital and capital expenditure requirements for at least the next 12 months.

  We have not identified specific uses for all such proceeds and accordingly, our management team will have broad discretion in applying the net proceeds. We may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, assets or products. We currently have no agreements or understandings with respect to any such acquisitions. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities, certificates of deposit or direct guaranteed obligations of the United States.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings to finance operations and the growth of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We may incur indebtedness in the future which may prohibit or effectively restrict the payment of dividends, although we have no current plans to do so. Any future determination to pay cash dividends will be at the discretion of our board of directors.

                                CAPITALIZATION

  The following table sets forth the capitalization as of September 30, 1999:

  (a) on an actual basis;

  (b) on a pro forma basis to reflect the issuance of 30,389,809 shares of common stock to our Chief Executive Officer in November 1999, the issuance of 18,500,000 shares of series C preferred stock in November 1999 and the conversion of these shares and our outstanding shares of series B preferred stock into an aggregate of 47,666,663 shares of common stock upon the closing of this offering;

  (c) on a pro forma basis as adjusted to reflect the following adjustments:

    . the sale of           shares of common stock and the receipt of the
      net proceeds from the sale of common stock, at an assumed initial
      public offering price of $        per share and after deducting
      estimated underwriting discounts and commissions and estimated offering expenses;

    . the redemption of our outstanding mandatorily redeemable series A preferred stock for $2.3 million; and

    . the repayment of outstanding indebtedness of $4.5 million, which was outstanding at September 30, 1999.

  The table below should be read in conjunction with the more detailed financial statements and the related notes, which are included elsewhere in this prospectus:

                                                  As of September 30, 1999(1)
                                                 -------------------------------
                                                             Pro      Pro Forma
                                                  Actual    Forma    As Adjusted
                                                 --------  --------  -----------
                                                        (in thousands)
   Revolving loan due to stockholder...........  $  4,468  $  4,468  $      --
                                                 --------  --------  ----------
   Mandatorily redeemable series A preferred
    stock, $0.001 par value, 2,000,000 shares
    authorized actual and pro forma; no shares
    authorized pro forma as adjusted; 2,000,000
    shares issued and outstanding actual; no
    shares issued and outstanding pro forma and
    pro forma as adjusted......................     2,285     2,285         --
                                                 --------  --------  ----------
   Preferred stock, $0.001 par value,
    50,000,000 authorized actual and pro forma,
    5,000,000 authorized pro forma as adjusted
    Series B preferred stock; 34,000,000
     authorized actual and pro forma; no shares
     authorized pro forma as adjusted;
     29,166,663 issued and outstanding actual;
     no shares issued and outstanding pro forma
     and pro forma as adjusted.................    16,519       --          --
    Series C preferred stock; no shares
     authorized actual; 20,000,000 shares
     authorized pro forma and pro forma as
     adjusted; no shares issued and outstanding
     actual, pro forma, and pro forma as
     adjusted..................................       --        --          --
   Common stock, $0.001 par value, 300,000,000
    shares authorized, 217,037,500 shares
    issued and outstanding, actual; 247,697,913
    shares issued and outstanding, pro forma;
    75,000,000 shares authorized,     issued
    and outstanding, pro forma as adjusted.....       217       295
   Additional paid-in capital..................     6,107    55,582
   Receivable from stockholder.................       --    (15,202)
   Deferred compensation.......................    (2,483)   (2,483)
   Accumulated deficit.........................   (14,244)  (14,244)
                                                 --------  --------  ----------
     Total stockholders' equity................     6,116    23,948
                                                 --------  --------  ----------
       Total capitalization....................  $ 12,869  $ 30,701  $
                                                 ========  ========  ==========

------------------
(1) The preceding table excludes (a) an aggregate of 35,294,117 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 21,667,489 shares of common stock were outstanding as
     of September 30, 1999 at a weighted average exercise price of $       per
     share, assuming a public offering price of $ , and (b) a warrant to purchase 282,916 shares of common stock at an exercise price price of $0.60 per share as of September 30, 1999.

                                   DILUTION

  Our pro forma net tangible book value as of September 30, 1999 was approximately $20.8 million or $0.07 per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding, after giving effect to the automatic redemption of the mandatorily redeemable series A preferred stock, the issuance of 18,500,000 shares of series C preferred stock in November 1999 and the conversion of these shares and our outstanding shares of series B preferred stock into an aggregate of 48,666,663 shares of common stock upon the closing of this offering and the issuance of 30,389,809 shares of common stock to our Chief Executive Officer in November 1999. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the closing of this
offering. After giving effect to the sale of the       shares of common stock
offered by us at an assumed initial public offering price of $       per
share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at September 30, 1999 would have been approximately
$         million or $    per share of common stock. This represents an
immediate increase in net tangible book value of $     per share to existing
stockholders and an immediate dilution of $    per share to new investors of
common stock. The following table illustrates this dilution on a per share basis:

   Assumed initial public offering price per share................        $
     Pro forma net tangible book value per share as of September
      30, 1999.................................................... $(   )
     Increase in pro forma net tangible book value per share
      attributable to new investors...............................
                                                                   -----
   Pro forma net tangible book value per share after this
    offering......................................................
                                                                          ----
   Dilution per share to new investors............................        $
                                                                          ====

  The following table summarizes, on an as adjusted basis to give effect to the offering at an assumed initial public offering price of $ per share, before deducting estimated underwriting discounts and commissions and estimate offering expenses, as of September 30, 1999, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:

                                 Shares
                              Purchased(1)    Total Consideration
                            ----------------- ----------------------    Average Price
                            Number Percentage Amount     Percentage       Per Share
                            ------ ---------- ---------  -----------    -------------
   Existing stockholders...               %    $                     %      $
   New investors...........
                             ---     -----     ---------   ----------
     Total.................          100.0%    $                100.0%
                             ===     =====     =========   ==========

---------------------

(1) The preceding table excludes (a) an aggregate of 35,294,117 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 21,667,489 shares of common stock were outstanding as
    of September 30, 1999 at a weighted average exercise price of $      per
    share, assuming a public offering price of $   , and (b) a warrant to
    purchase 282,916 shares of common stock at an exercise price of $0.60 per share.

               SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA

  The statement of operations data set forth below for the period from inception (February 1, 1996) through December 31, 1996, the fiscal year ended December 31, 1997, the two months ended February 27, 1998 and the 10 months ended December 31, 1998, and the selected balance sheet data as of December 31, 1997 and 1998 have been derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors, included elsewhere in this prospectus. The selected combined financial data for the year ended December 31, 1998 were derived by combining the operating data of Athlete Direct and PSX, which are together referred to in connection with our financial statements as the "Predecessor Companies," for the two months ended February 27, 1998 with the operating data of Broadband Sports for the 10 months ended December 31, 1998. The financial data for the nine months ended September 30, 1999 and the seven months ended September 30, 1998 and the selected balance sheet data as of September 30, 1999 are derived from unaudited financial statements appearing elsewhere in this prospectus. The combined selected financial data for the nine months ended September 30, 1998 were derived by combining the operating data of the Predecessor Companies for the two months ended February 27, 1998 with the operating data of Broadband Sports for the seven months ended September 30, 1998. The combined balance sheet data as of December 31, 1996 are derived from financial statements of the Predecessor Companies that are not included herein. Pro forma financial information has not been presented for the year ended December 31, 1998 and the nine months ended September 30, 1999 because such information would not be materially different than the combined financial data for the same periods. Required unaudited pro forma condensed combined financial information is included elsewhere herein.

  The unaudited financial statements include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of our financial position for these periods. The results for the nine months ended September 30, 1999 are not necessarily indicative of results that may be expected for the entire year. You should read the selected consolidated and combined financial and operating data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes included elsewhere in this prospectus.

                               Predecessor Companies
                     ------------------------------------------
                        The period
                     February 1, 1996                            Broadband                  Broadband     Combined
                       (inception)                  Two months   Ten months    Combined   Seven months   Nine months
                         through       Year ended     ended        ended      Year ended      ended         ended
                       December 31,   December 31, February 27, December 31, December 31, September 30, September 30,
                           1996           1997         1998         1998         1998         1998          1998
                     ---------------- ------------ ------------ ------------ ------------ ------------- -------------
                                                         (in thousands, except per share data)
Consolidated and
 Combined Statement
 of Operations
 Data:
Revenues...........       $ 219         $ 1,874       $ 507       $ 2,719      $ 3,226       $ 1,908       $ 2,415
Cost of revenues...         414           1,300         296         2,036        2,332         1,405         1,701
                          -----         -------       -----       -------      -------       -------       -------
Gross profit
 (loss)............        (195)            574         211           683          894           503           714
Operating expenses:
 Sales and
  marketing........           4             154          69           592          661           209           278
 Product
  development......           8              22           9           137          146            85            94
 General and
  administrative...          97             672         136         1,537        1,673         1,067         1,203
 Depreciation......           3              15           4            43           47            26            30
 Amortization of
  goodwill.........         --              --          --            244          244           170           170
 Amortization of
  deferred stock
  compensation and
  deferred
  incentives.......          52             414         150         2,413        2,563         1,850         2,000
                          -----         -------       -----       -------      -------       -------       -------
   Total operating
    expenses.......         164           1,277         368         4,966        5,334         3,407         3,775
                          -----         -------       -----       -------      -------       -------       -------
Operating loss.....        (359)           (703)       (157)       (4,283)      (4,440)       (2,904)       (3,061)
Interest income....         --                3         --            --           --            --            --
Interest and other
 expense...........         --              --          --            (73)         (73)          (41)          (41)
                          -----         -------       -----       -------      -------       -------       -------
Net loss...........       $(359)        $  (700)      $(157)      $(4,356)     $(4,513)      $(2,945)      $(3,102)
                          =====         =======       =====       =======      =======       =======       =======
Historical loss per
 share basic and
 diluted (1).......                                               $  0.02                    $  0.01
Pro forma loss per
 share basic and
 diluted (2).......                                               $  0.02                    $  0.01
Weighted average
 common and common
 equivalent shares
 outstanding.......
 Historical (1)....                                               217,038                    217,038
 Pro forma (2).....                                               246,204                    246,204
                       Broadband
                      Nine months
                         ended
                     September 30,
                         1999
                     -------------
Consolidated and
 Combined Statement
 of Operations
 Data:
Revenues...........     $ 5,725
Cost of revenues...       3,812
                     -------------
Gross profit
 (loss)............       1,913
Operating expenses:
 Sales and
  marketing........       4,488
 Product
  development......         714
 General and
  administrative...       4,098
 Depreciation......         268
 Amortization of
  goodwill.........         269
 Amortization of
  deferred stock
  compensation and
  deferred
  incentives.......       1,920
                     -------------
   Total operating
    expenses.......      11,757
                     -------------
Operating loss.....      (9,844)
Interest income....         199
Interest and other
 expense...........        (244)
                     -------------
Net loss...........     $(9,889)
                     =============
Historical loss per
 share basic and
 diluted (1).......     $  0.05
Pro forma loss per
 share basic and
 diluted (2).......     $  0.04
Weighted average
 common and common
 equivalent shares
 outstanding.......
 Historical (1)....     217,038
 Pro forma (2).....     246,204

                                          Predecessor
                                           Companies   Broadband Sports, Inc.
                                         ------------- -----------------------
                                         December 31,
                                         ------------- Dec.  31, September 30,
                                          1996   1997    1998        1999
                                         ------ ------ --------- -------------
                                                    (in thousands)
Consolidated and Combined Balance Sheet
 Data:
Cash and cash equivalents............... $  258 $   53  $  213      $ 9,320
Working capital ........................ $  209 $  587  $  403      $ 9,407
Total assets............................ $1,172 $1,971  $2,356      $15,409
Revolving loan due to stockholder....... $  --     --   $1,998      $ 4,468
Mandatorily redeemable series A
 preferred stock........................ $  --     --   $2,150      $ 2,285
Total stockholders' equity.............. $  909 $1,631  $2,388      $ 6,116

------------------
(1) See notes to the consolidated and combined financial statements for an explanation of the determination of the number of shares used in computing basic and diluted per share amounts.
(2) Pro forma loss per share on a historical basis takes effect for the redemption of the series A preferred stock and the issuance and conversion of the series B preferred stock.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF
                                  OPERATIONS

  You should read the following discussion in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including, but not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus.

Overview

  We are a leading online provider of athlete sites and original, in-depth team and player content targeted at distinct communities of sports fans. We capitalize on the growing worldwide popularity of sports and the emergence of the Internet by developing sports media properties that offer compelling content and commerce. These properties are based on our proprietary assets, which include multi-year contracts with over 200 athletes and sports personalities that provide us with certain exclusive online rights, as well as a network of over 270 local and regional sports writers. We have selected a number of distribution partners, including AOL, eBay, Fox Sports, uBid and Yahoo!, to target a broad range of sports communities effectively. To augment the distribution of our content and products, we intend to pursue additional distribution partners and to publicly release the www.athletedirect.com site.

  Broadband Sports was incorporated in February 1998 to combine Athlete Direct, Inc. and Pro Sports Xchange, Inc. under common ownership. Athlete Direct began operations in September 1996. Pro Sports Xchange LLC began operations in February 1996. Broadband Sports purchased all of the outstanding stock of the Predecessor Companies in February 1998 for cash. In February 1999, Broadband Sports acquired the assets of Manna Mir Research, Inc., which owned and operated the fantasy sports site, rotonews.com. These assets were contributed to a newly formed subsidiary, RotoNews, Inc. In March 1999, Broadband Sports formed a new subsidiary, SportsAuthentics.com, Inc., to market and distribute sports-related merchandise and collectibles.

  We have only a limited operating history upon which you can evaluate our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. These risks include, among others, our ability to provide compelling sports-related content and products, maintain existing and develop new strategic relationships, publicly release the www.athletedirect.com site, create an integrated common back-end platform, achieve and maintain projected levels of online traffic, build an electronic commerce infrastructure, increase our fulfillment capabilities and extend our brands. We cannot assure you that we will be successful in addressing these risks, and our failure to do so could have a material adverse effect on our business and financial results. See "Risk Factors--Because we have operated our business only for a short period of time, it is difficult to evaluate our prospects."

  We have incurred significant net losses and negative cash flows from operations since inception, and as of September 30, 1999, we had an accumulated deficit of approximately $14.2 million. We intend to make significant financial investments in developing new properties, content and product offerings, enhancing our technology infrastructure and building our brands and increasing our traffic through marketing and promotion. As a result, we believe that we will incur losses from operations for the foreseeable future. See "Risk Factors--We have a history of losses and anticipate losses for the foreseeable future."

  In addition, our results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. These factors include, among others, seasonal trends in sporting events; publicity concerning particular sports, leagues, team or athletes; changes in distribution partners, advertisers or athletes; new sites, content or products introduced by us or by our competition; mix of revenues from content syndication, electronic commerce, advertisements and subscriptions; the amount and timing of capital expenditures and other costs; changes in demand for and supply of merchandise and collectibles; and general economic conditions. If our operating results in any period fall below the expectations of securities analysts and investors, the market price of our share would likely decline. See "Risk Factors--Fluctuations in our operating results may adversely affect our stock price."

  Revenues. We currently derive revenues from four sources: content syndication, advertising, electronic commerce and subscriptions. Content syndication revenues represent licensing of original content and programming to our distribution partners and are recognized over the period of the distribution agreements as we deliver such content and programming. In addition to cash payments, our content syndication revenues include guaranteed promotion and positioning for certain of our product and content offerings. Advertising revenues represent the sale of banner advertisements and sponsorships and are recognized ratably over the period in which they are displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Electronic commerce revenues represent the sale of sports-related merchandise and collectibles and are recognized once the product has been shipped and collection of the resulting receivable is probable. Subscription revenues represent customer subscriptions to our premium content offerings and are recognized ratably over the subscription period, which is typically a professional sports season. Subscriptions are generally billed in advance and charged directly to customers' credit cards. Deferred revenues relate to subscription fees that have been collected but for which revenues have not yet been recognized.

  We generate revenues from our four current properties:

  . Athlete Direct launched its initial site on the AOL platform in the third quarter of 1996 and recognized its first content syndication revenues from AOL in that quarter. Since the third quarter of 1996, Athlete Direct has maintained a distribution relationship with AOL, which was exclusive through March 1999. In 1999, Athlete Direct entered into an agreement with Yahoo! to syndicate its content to Yahoo! Sports. In addition, Athlete Direct currently sells collectibles through eBay. To date, Athlete Direct has derived revenues primarily from content syndication and, to a lesser extent, from the sale of advertising and electronic commerce. To augment the distribution of our content and products, we intend to publicly release the www.athletedirect.com site in the last quarter of 1999. We cannot assure you that we will be able to release the www.athletedirect.com site on a timely basis, if at all. "See Risk Factors--We may experience difficulties and delays in the release and successful marketing of our www.athletedirect.com site."

  . PSX initially recognized revenues from content syndication in the first quarter of 1996. During 1997, PSX entered into syndication relationships that limited distribution for its content to three distribution partners. These distribution restrictions expired in December 1998. Currently, PSX's distribution partners include AOL, AOL.com, Fox Sports and Yahoo!. PSX derives revenues primarily from content syndication and, to a lesser extent, the sale of subscriptions to its premium content offerings. Subscriptions are sold to consumers through the psx.com Web site and through our various distribution partners.

  . RotoNews derives substantially all of its revenues from the sale of banner advertisements on its Web site, rotonews.com. In addition to its own site, RotoNews' content and commissioner services are distributed primarily through sites targeted at the fantasy sports market.

  . SportsAuthentics.com derives electronic commerce revenues from the sale of sports merchandise and collectibles. SportsAuthentics.com distributes products both through its distribution relationship with uBid and its own branded online stores on the World Wide Web and on the AOL platform.

  Cost of Revenues. Our cost of revenues includes compensation and benefits for editorial and operations personnel, contractual royalty fees to content providers including athletes, sports writers, and sports personalities and telecommunications, Internet access and computer-related expenses for the support and delivery of our services. Cost of revenues also includes the cost of merchandise and collectibles sold and the royalty and other payments paid to certain partners and athletes based on a percentage of the revenues or gross profits generated.

  Operating Expenses.

  Sales and Marketing. Sales and marketing expenses consist of advertising and promotional expenditures, salaries and related expenses for personnel engaged in marketing, advertising sales, customer service, fulfillment and public relations. Amounts earned by content providers including athletes, sports writers, and sports personalities in excess of the contractual royalty are included in sales and marketing expenses.

  Product Development. Product development expenses consist primarily of employee compensation and benefits, and consulting and development fees required to enhance existing and develop new product and content offerings.

  General and Administrative. General and administrative expenses consist of salary and related costs for general corporate functions as well as professional service fees and facilities expenses.

  Depreciation. Depreciation expenses consist of the depreciation of property and equipment.

  Amortization. Amortization expenses consist of the amortization of goodwill associated with the acquisitions of Athlete Direct and PSX in February 1998 and RotoNews in February 1999 and deferred stock compensation and incentive costs.

  We intend to recognize $3.3 million of additional amortization expense related to deferred compensation and incentives existing as of September 30, 1999 as follows:

                                                                      Amount
   Year                                                            (in millions)
   ----                                                            -------------
   1999...........................................................     $0.5
   2000...........................................................      1.5
   2001...........................................................      0.8
   2002...........................................................      0.4
   2003...........................................................      0.1
                                                                       ----
     Total........................................................     $3.3
                                                                       ====

  Interest Expense. Interest expense consists of interest incurred on our existing revolving loan due to stockholder.

  Interest Income. Interest income represents interest earned on cash and cash equivalents and marketable securities.

  Income Taxes. No provision for Federal and state income taxes has been recorded as we incurred net operating losses for each period presented. As of September 30, 1999, we had approximately $9.0 million of net operating loss carryforwards for Federal income tax purposes, available to offset future taxable income. Due to the change in our ownership interests in connection with this offering and prior private placements, future utilization of the net operating loss carryforwards may be subject to certain annual limitations. These net operating losses begin to expire in 2009. Given our limited operating history, losses incurred to date and the difficulty in accurately forecasting our future results, we do not believe that the realization of the related deferred income tax assets meets the criteria required by generally accepted accounting principles and, accordingly, a full 100% valuation allowance has been recorded to reduce the deferred income tax assets to zero. See Note 7 of Notes to Consolidated and Combined Financial Statements.

Results of Operations

  The following tables set forth statement of operations data for the periods indicated as a percentage of net revenues. Since we began operations on February 27, 1998, in order to provide a full year of operating results, we combined the two months of 1998 during which the Predecessor Companies had operations with Broadband Sports. The following table sets forth our combined statement of operations data and the Predecessor Companies statement of operations data for the periods indicated as a percentage of net revenues:

                            Period from                  Two Months   Ten Months    Combined
                          February 1, 1996  Year ended     ended        ended      Year ended
                          to December 31,  December 31, February 27, December 31, December 31,
                                1996           1997         1998         1998         1998
                          ---------------- ------------ ------------ ------------ ------------
Revenues................        100.0%         100.0%      100.0%        100.0%       100.0%
Cost of revenues........        189.0           69.4        58.4          74.9         72.3
                               ------         ------       -----        ------       ------
Gross profit (loss).....        (89.0)          30.6        41.6          25.1         27.7
Operating expenses:
 Sales and marketing....          1.9            8.2        13.8          21.8         20.5
 Product development....          3.6            1.2         1.7           5.0          4.5
 General and
  administrative........         44.4           35.9        26.8          56.5         51.9
 Depreciation...........          1.3            0.8         0.7           1.6          1.5
 Amortization of
  goodwill..............         --             --           --            9.0          7.5
 Amortization of
  deferred stock
  compensation and
  deferred incentives...         24.0           22.0        29.6          88.7         79.4
                               ------         ------       -----        ------       ------
Total operating
 expenses...............         75.2           68.1        72.6         182.6        165.3
                               ------         ------       -----        ------       ------
Operating loss..........        164.2           37.5        31.0         157.5        137.6
Interest and other
 expense................         (0.1)          (0.1)        --            2.7          2.2
                               ------         ------       -----        ------       ------
Net loss................        164.1           37.4        31.0         160.2        139.8
                               ======         ======       =====        ======       ======

                                                       Combined
                           Two months  Seven months   Nine months   Nine months
                             ended         ended         ended         ended
                          February 27, September 30, September 30, September 30,
                              1998         1998          1998          1999
                          ------------ ------------- ------------- -------------
Revenues................      100.0%       100.0%        100.0%        100.0%
Cost of revenues........       58.4         73.6          70.4          66.6
                             ------       ------         -----         -----
Gross profit (loss).....       41.6         26.4          29.6          33.4
Operating expenses:
 Sales and marketing....       13.8         11.0          11.6          78.4
 Product development....        1.7          4.4           3.9          12.5
 General and
  administrative........       26.8         55.9          49.8          71.6
 Depreciation...........        0.7          1.3           1.2           4.7
 Amortization of
  goodwill..............        --           8.9           7.0           4.7
 Amortization of
  deferred stock
  compensation and
  deferred incentives...       29.6         97.0          82.8          33.5
                             ------       ------         -----         -----
Total operating
 expenses...............       72.6        178.5         156.3         205.4
                             ------       ------         -----         -----
Operating loss..........       31.0        152.1         126.7         172.0
Interest and other
 expense................        --           2.1           1.7           0.7
                             ------       ------         -----         -----
Net loss................       31.0        154.2         128.4         172.7
                             ======       ======         =====         =====

Nine Months Ended September 30, 1998 and 1999

  Revenues. Revenues increased $3.3 million, to $5.7 million, or 137%, for the nine months ended September 30, 1999 from $2.4 million for the nine months ended September 30, 1998. The increase in revenues was primarily the result of increased content syndication revenues from additional distribution partners and increased advertising and electronic commerce revenues due to higher traffic, the introduction of additional content offerings and new distribution relationships.

  Cost of Revenues. Cost of revenues increased $2.1 million to $3.8 million for the nine months ended September 30, 1999 from $1.7 million for the nine months ended September 30, 1998. Our gross margin increased to 33.4% from 29.6% for the nine months ended September 30, 1999 from the nine months ended September 30, 1998. The decrease in cost of revenues as a percentage of total revenues was primarily attributable to growth in higher margin syndication and advertising revenues for the 1999 period as compared to the similar 1998 period. The increase in cost of revenues on an absolute basis was primarily the result of increased headcount, particularly in editorial and operations, as well as increases in revenue and gross profit sharing with our athletes and third-party content providers.

  Sales and Marketing. Sales and marketing expenses increased $4.2 million to $4.5 million for the nine months ended September 30, 1999 from $278,000 for the nine months ended September 30, 1998. This increase was primarily attributable to additional marketing fees paid to distribution partners, an increase in amortization of advances paid to athletes, increased advertising and marketing activity and the hiring of additional sales and marketing staff. We intend to pursue a branding and marketing campaign in connection with the public release of athlete sites and the www.athletedirect.com site and in support of our other properties. Accordingly, we expect sales and marketing expenses to increase in absolute dollars in the future.

  Product Development. Product development expenses increased $620,000 to $714,000 for the nine months ended September 30, 1999 from $94,000 for the nine months ended September 30, 1998. This increase was primarily attributable to the costs of additional personnel and related expense associated with the development of the www.athletedirect.com site, network operations and other new programming initiatives. We intend to invest additional resources on the further development of our online sites, upgrades to our technological infrastructure, integration of a common back-end platform across all our properties, and other product development efforts in the future. As a result, we expect product development expenses to increase in absolute dollars in the future.

  General and Administrative. General and administrative expenses increased $2.9 million to $4.1 million for the nine months ended September 30, 1999 from $1.2 million for the nine months ended September 30, 1998. This increase in general and administrative expenses was primarily attributable to headcount and related expenses associated with hiring of additional personnel and increased professional services fees. We expect general and administrative costs to increase in absolute dollars in the future as we continue to hire personnel and build our operational infrastructure.

  Depreciation. Depreciation expenses increased $239,000 to $268,000 for the nine months ended September 30, 1999 from $29,000 for the nine months ended September 30, 1998. The increase in depreciation was primarily due to increases in facilities, equipment and related costs associated with increases of personnel in all areas. We expect depreciation expenses to continue to increase as we invest in additional property and equipment in the future.

  Amortization. Amortization expenses increased $19,000 to $2.19 million for the nine months ended September 30, 1999 from approximately $2.17 million for the nine months ended September 30, 1998. This increase in amortization was primarily due to increased amortization of goodwill associated with the acquisition of RotoNews. To the extent that we acquire businesses or technologies in the future, we may be required to amortize a significant amount of intangible assets related to these acquisitions, which could adversely affect our operating results. In addition, we intend to sign additional athletes, sports writers and sports personalities and we may incur additional deferred incentives.

  Interest Expense. Interest expense increased $209,000 to approximately $244,000 for the nine months ended September 30, 1999 from approximately $35,000 for the nine months ended September 30, 1998. The increase in interest expense reflects a higher outstanding balance on our revolving loan due to stockholders during the nine months ended September 30, 1999.

  Interest Income. Interest income increased $200,000 for the nine months ended September 30, 1999 from zero for the nine months ended September 30, 1998. The Company generated this income by investing the proceeds from the series B preferred stock issued during the second quarter of 1999.

Inception Period and Years Ended December 31, 1997 and 1998

  Revenues. Revenues increased $1.7 million, or 757%, to $1.9 million for the year ended December 31, 1997 from $219,000 for the period from inception to December 31, 1996, and increased $1.4 million, or 72%, to $3.2 million for the year ended December 31, 1998 from $1.9 million for the year ended December 31, 1997. The increase from 1996 to 1997 was primarily due to increased content syndication revenues as a result of additional distribution partners and earning an entire year of revenues in December 31, 1997. The increase from 1997 to 1998 was primarily the result of additional content syndication revenues and, to a lesser extent, increased advertising and electronic commerce revenues which were the result of increased traffic and additional content offerings.

  Cost of Revenues. Cost of revenues increased $900,000 to $1.3 million for the period ended December 31, 1997 from $414,000 for the period from inception to December 31, 1996, and increased $1 million to $2.3 million for the year ended December 31, 1998 from $1.3 million for the year ended December 31, 1997. Our gross margin decreased from 30.6% for the twelve months ended December 31, 1997 to 27.7% for the similar period ended December 31, 1998. These increases in cost of revenues were primarily the result of increased hiring, particularly in editorial and operations staff, as well as increases in revenue and gross profit sharing with athletes and third party content providers.

  Sales and Marketing. Sales and marketing expenses increased $150,000 to $154,000 for the year ended December 31, 1997 from $4,000 for the period from inception to December 31, 1996, and increased $507,000 to $661,000 for the year ended December 31, 1998 from $154,000 for the year ended December 31, 1997. The increase in sales and marketing expenses in 1998 from 1997 and 1996 was primarily attributable to increases in our sales and marketing staffs and payments to non-employees.

  Product Development. Product development expenses increased $14,000 to $22,000 for the year ended December 31, 1997 from $8,000 for the period from inception to December 31, 1996, and increased $124,000 to $146,000 for the year ended December 31, 1998 from $22,000 for the year ended December 31, 1997. The increase in product development expenses in 1998 from 1997 and 1996 was primarily attributable to hiring additional technical personnel in 1998 and in 1997.

  General and Administrative. General and administrative expenses increased $575,000 to $672,000 for the year ended December 31, 1997 from $97,000 for the period from inception to December 31, 1996, and increased $1.0 million to $1.7 million for the year ended December 31, 1998 from $672,000 for the year ended December 31, 1997. The increases in general and administrative expenses in each period were primarily attributable to salary and related expenses for additional personnel, increased costs related to a new facility and an increase in professional fees.

  Depreciation. Depreciation expenses increased $12,000 to $15,000 for the year ended December 31, 1997 from $3,000 for the period from inception to December 31, 1996, and increased $32,000 to $47,000 for the year ended December 31, 1998 from $15,000 for the year ended December 31, 1997. The increases in depreciation expenses in 1998 from 1997 and 1996 were due to the purchase of additional property and equipment.

  Amortization. Amortization expenses increased $361,000 to $414,000 for the year ended December 31, 1997 from $52,000 for the period from inception to December 31, 1996, and increased $2.4 million to $2.8 million for the year ended December 31, 1998 from $414,000 for the year ended December 31, 1997. The increases in amortization expenses in 1998 from 1997 and 1996 were primarily due to amortization of deferred stock compensation and incentives and the amortization of goodwill related to our acquisition of PSX.

  Interest Expense. We incurred no interest expense during the period from inception to December 31, 1996 and the year ended December 31, 1997. Interest expense was approximately $67,000 for the year ended December 31, 1998. The increase in interest expense in 1998 from 1997 and 1996 was due to the initial use of our revolving loan, which became available in the first quarter of 1998.

Quarterly Results of Operations

  The following table sets forth the unaudited quarterly statement of operations data for each of the six quarters ended September 30, 1999 and as a percentage of revenues for our six most recent quarters. The unaudited quarterly information has been derived from our unaudited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with our financial statements and related notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                   Three Months Ended
                          ---------------------------------------------------------------------
                          June 30, September 30, December 31, March 31, June 30,  September 30,
                            1998       1998          1998       1999      1999        1999
                          -------- ------------- ------------ --------- --------  -------------
                                                     (in thousands)
Statement of Operations
 Data:
Revenues................   $ 778      $   890      $   811     $ 1,553  $ 1,758      $ 2,414
Cost of revenues........     545          712          631         786    1,371        1,655
                           -----      -------      -------     -------  -------      -------
Gross profit............     233          178          180         767      387          759
Operating expenses:
  Sales and marketing...     110           70          382         977    1,331        2,180
  Product development...      40           40           51         195      272          247
  General and
   administrative.......     301          584          449         814    1,473        1,811
  Depreciation..........       9           15           17          30       87          151
  Amortization of
   goodwill ............      72           73           74          80       94           95
  Amortization of
   deferred stock
   compensation and
   deferred incentives..     280          463          585         694      690          536
                           -----      -------      -------     -------  -------      -------
   Total operating
    expenses............     812        1,245        1,558       2,790    3,947        5,020
                           -----      -------      -------     -------  -------      -------
Operating loss..........    (579)      (1,067)      (1,378)     (2,023)  (3,560)      (4,261)
Interest income.........     --           --           --          --        43          156
Interest and other
 expenses...............     (19)         (18)         (33)        (54)     (91)         (99)
                           -----      -------      -------     -------  -------      -------
Net loss................   $(598)     $(1,085)     $(1,411)    $(2,077) $(3,608)     $(4,204)
                           =====      =======      =======     =======  =======      =======
As a Percentage of
 Revenues:
Revenues................   100.0%       100.0%       100.0%      100.0%   100.0%       100.0%
Cost of revenues........    70.1         80.0         77.8        50.6     78.0         68.6
                           -----      -------      -------     -------  -------      -------
Gross profit............    29.9         20.0         22.2        49.4     22.0         31.4
Operating expenses:
  Sales and marketing...    14.1          7.9         47.1        62.9     75.7         90.3
  Product development...     5.1          4.5          6.3        12.5     15.5         10.2
  General and
   administrative.......    38.7         65.6         55.4        52.4     83.8         75.0
  Depreciation..........     1.2          1.7          2.1         1.9      5.0          6.3
  Amortization of
   goodwill.............     9.3          8.2          9.1         5.2      5.3          3.9
  Amortization of
   deferred stock
   compensation and
   deferred incentives..    36.0         52.0         72.1        44.7     39.2         22.2
                           -----      -------      -------     -------  -------      -------
   Total operating
    expenses............   104.4        139.9        192.1       179.6    224.5        207.9
                           -----      -------      -------     -------  -------      -------
Operating loss..........   (74.5)      (119.9)      (169.9)     (130.2)  (202.5)      (176.5)
Interest income.........     --           --           --          --       2.4          6.5
Interest and other
 expenses...............    (2.4)        (2.0)        (4.1)       (3.5)    (5.1)        (4.1)
                           -----      -------      -------     -------  -------      -------
Net loss................   (76.9)      (121.9)      (174.0)     (133.7)  (205.2)      (174.1)
                           =====      =======      =======     =======  =======      =======


  Revenues were derived primarily from a limited number of content syndication relationships in 1998. The fixed nature of these agreements resulted in limited volatility in quarterly revenues during 1998. As our revenue mix shifts to a higher proportion of revenues being derived from advertising and electronic commerce, quarterly revenues may fluctuate more significantly than in prior quarters.

  Cost of revenues has increased each quarter due to higher editorial and content costs and third-party fees paid to athletes and content providers. Operating expenses exclusive of amortization of deferred stock compensation and deferred incentives have increased each quarter on both an absolute and a percentage basis as we have significantly increased our headcount and built our infrastructure to support the growth of our business as well as increased spending on marketing, product development and professional fees.

Liquidity and Capital Resources

  From inception through February 1998, we and the Predecessor Companies have funded our operations primarily through capital contributions and to a lesser extent, from the cash generated by operations. Since February 1998, we have funded our operations through a $4.5 million revolving loan that was established by our principal stockholder and have raised an aggregate of approximately $36.5 million, net of offering expenses, through the sale of our equity securities. Interest on outstanding debt accrues at an annual rate of prime plus 1% and the borrowings under the credit line are secured by our assets. All amounts borrowed under the credit line mature and become due upon the closing of this offering. At September 30, 1999, the outstanding balance on this credit line was approximately $4.5 million.

  We and the Predecessor Companies have entered into various licensing, royalty, distribution, and consulting agreements with various online sites, vendors and other non-employees. The remaining terms of these agreements provide for the payment of royalties, bounties, and certain guaranteed amounts on a per member and/or minimum dollar amount basis. Additionally, some agreements provide for a specified percentage of advertising and merchandising revenue to be paid to non-employees from whose online site the revenue is derived. There are minimum guaranteed payments required under such agreements at December 31, 1998 totalling $1.7 million.

  At September 30, 1999, we had approximately $9.3 million in cash and cash equivalents. Net cash used in operating activities was $729,000 and $7.7 million for the nine months ended September 30, 1998 and 1999, respectively. Net cash used in operating activities resulted primarily from our net operating losses, adjusted for certain non-cash items, including amortization of deferred stock compensation and deferred incentives. Non-cash charges related to the issuance of these options were $1.9 million, $2.6 million and $414,000 for the nine months ended September 30, 1999 and for the years ended December 31, 1998 and 1997, respectively. Non-cash charges relating to depreciation expenses for the nine months ended September 30, 1999 and, the years ended December 31, 1998 and 1997 were $268,000, and $47,000 and $15,000.

  Net cash used in investing activities was $2.4 million and $2.1 million for the nine months ended September 30, 1998 and 1999. Net cash used in investing activities was $39,000 and $2.4 million for 1997 and 1998. Net cash used in investing activities resulted primarily from capital expenditures related to purchases of computer software and equipment and acquisition of the predecessor companies and RotoNews during 1998 and 1999.

  Net cash provided by financing activities was $3.2 million and $19.0 million for the nine months ended September 30, 1998 and 1999. Net cash provided by financing activities was $243,000 and $4.1 million for the years ended December 31, 1997 and 1998. Net cash provided by financing activities for these periods includes capital contributions and borrowings from the revolving loan due to stockholder. The $19.0 million provided in the nine months ended September 30, 1999 includes $16.5 million of proceeds from the issuance of series B preferred stock and $2.5 million of proceeds from the revolving loan due to stockholder.

  In November 1999, we raised $17.8 million of proceeds from the issuance of common stock to our Chief Executive Officer and the issuance of series C preferred stock.

  We have experienced a substantial increase in our capital expenditures since our inception, consistent with the growth in our operations and staffing, and we anticipate that this will continue for the foreseeable future. These expenditures are primarily for computer equipment, software, lease commitments, furniture and fixtures. We had no material commitments for capital expenditures at September 30, 1999, but we expect to incur capital expenditures and other lease expenses of approximately $4.0 million in 1999 and approximately $6.0 million in 2000. Additionally, we will continue to evaluate possible investments in businesses, products and technologies, and plan to expand our sales and marketing programs and conduct more significant brand promotions. In October 1999, we entered into an equipment lease agreement where we can finance up to a maximum amount of $2.8 million in capital expenditures. The agreement is for three years with an interest rate of 7.5%. This line will help us finance our capital investments.

  We believe that the net proceeds from this offering and net proceeds of $17.8 million from the series C preferred stock and the issuance of common stock in November 1999 combined with our current cash and cash equivalents, will be sufficient to fund our working capital and capital expenditure requirements for at least the next 12 months. However, we expect to continue to incur significant operating losses for the foreseeable future. To the extent we require additional funds to support our operations or the expansion of our business, we may sell additional equity, issue debt or convertible securities or obtain credit facilities through financial institutions. The sale of additional equity or convertible securities will result in additional dilution to our stockholders. We cannot assure you that additional financing, if required, will be available to us in amounts or on terms acceptable to us, if at all. If funding is insufficient at any time in the future, we may be limited in our ability to fund expansion, develop or enhance content or products, respond to competitive pressures or take advantage of business opportunities.

Seasonality

  We expect that our revenues will be higher leading up to and during major U.S. sports seasons and sporting events and during the year-end holiday periods, and lower at other times of the year, particularly during the summer months. In addition, the effect of such seasonal fluctuations in revenues could be enhanced or offset by revenues associated with certain major sporting events, such as the Superbowl, or the effects of having our athletes participate in events that do not occur on an annual basis, such as the Olympics and the World Cup.

Year 2000 Compliance

  Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We use internally developed and third-party software, technology and other services that may fail due to the year 2000 phenomenon. For example, we are dependent on the financial institutions involved in processing our customers' credit card payments and a third party that hosts our servers. We are also dependent on telecommunications vendors to maintain our network and the United States Postal Service and other third-party carriers to deliver orders to customers.

  The year 2000 readiness of the general infrastructure necessary to support our operations is difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. Thus, the infrastructure necessary to support our operations consists of networks of computers and telecommunication systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential year 2000 issues that may impact the entire infrastructure. Our ability to assess the reliability of this infrastructure is limited and relies solely on generally available news reports, surveys and comparable industry data. Based on these sources, we believe most entities and individuals that rely significantly on the Internet are carefully reviewing and attempting to remediate issues relating to the year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of year 2000 issues. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use credit cards would have an adverse effect on demand for our services and would have a material adverse effect on us. Any failure of our material systems, our vendors' material systems or the Internet to be year 2000 compliant could also have material adverse consequences for us. Such consequences could include difficulties in operating our Web site effectively, taking product orders, making product deliveries or conducting other fundamental parts of our business.

  To minimize the effect of the year 2000 problem, we established a year 2000 compliance program that involves the identification, assessment and testing of the equipment and systems affected in the following manner:

  . the completion of an assessment of information technology (IT) equipment and systems, which includes web servers and web serving technology;

  . the completion of an assessment of non-information technology (non-IT) embedded systems such as building security, voice mail, fire prevention, climate control and other systems; and

  . an analysis of the readiness of significant third party vendors and suppliers of services.

  The program, which is expected to be completed by the middle of December 1999, covers the following phases:

  . development of an inventory of all IT equipment and systems and non-IT systems that are potentially affected;

  . determination of those systems that require repair or replacement;

  . repair or replacement of those systems;

  . testing of those repaired or replaced systems; and

  . creation of contingency plans in the event of Year 2000 failures.

  To date, less than 10% of assessed systems have required repair or replacement. Non-IT systems and internally developed programs have been reviewed, and are not considered to be date sensitive to the year 2000. Based on this evaluation, we do not believe that our systems and programs present year 2000 issues. However, if third party vendors and suppliers are not able to make all systems year 2000 compliant, our operations may be negatively affected.

  Because the majority of our infrastructure is new, costs attributable to this project to date have not been material. Based upon procedures performed to date, we further anticipate that future costs related to this project will also not be material; however, future costs are difficult to estimate and may differ materially from those currently projected. The anticipated costs associated with our year 2000 compliance program do not include time and costs that may be incurred as a result of any potential failure of third parties to become year 2000 compliant or costs to implement our future contingency plans. If systems important to our operations have not been made year 2000 compliant, or if third parties fail to make their systems year 2000 compliant in a timely manner, the year 2000 issue could negatively affect our business.

Qualitative and Quantitative Disclosures About Market Risk

  Our sales from inception to date have been made to U.S. customers and, as a result, we have not had any exposure to factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. However, in future periods, we expect to sell in foreign markets, including Europe and Asia. As our sales are made in U.S. dollars, a strengthening of the U.S. dollar could make our products less competitive in foreign markets. At September 30, 1999, we did not hold any significant short or long-term investments and, therefore, did not have any market risk exposure related to changes in interest rates related to such investments. As of September 30, 1999, we were exposed to interest rate risk on our outstanding revolving loan due to stockholder. The table below presents principal amounts by expected maturity date and the weighted average interest rates of debt obligations which are sensitive to changes in interest rates.

                                         Expected Maturity Date
                         ------------------------------------------------------
                            1999       2000       2001       2002       2003
                         ---------- ---------- ---------- ---------- ----------
                                             (in thousands)
Revolving loan due to
 stockholder............ $   --     $   --     $   --     $   --     $4,468,085
Weighted average
 interest rate..........     --         --         --         --       8.75%

                              INDUSTRY BACKGROUND

  The Sports Market

  Sports is one of the most popular forms of entertainment, generating intense interest and profound loyalty among sports fans worldwide. Approximately 87% of the U.S. population over the age of 11 consider themselves sports fans, according to the 1998 espn/chilton Sports Poll. The popularity of sports has produced one of the largest industries in the world, creating substantial business opportunities, such as providing sports-related entertainment, products and advertising. Over $130 billion of revenue was derived from spectator sports, sporting goods and sporting publications in the U.S. in 1995, according to a study from the Georgia Institute of Technology. More specifically, in 1998:

  . Retailers sold approximately $45.6 billion of official licensed sports merchandise and collectibles according to the Sporting Goods Manufacturer Association;

  . Sports-related television advertising was approximately $4.8 billion and is projected to increase to $6.6 billion in 2003, according to Paul Kagan Associates, Inc.

  In addition to on-air advertising, many corporations spend significant amounts of sponsorship dollars annually to associate their brands with individual athletes and sporting events.

  Although the sports market is large, it is also highly fragmented, comprising thousands of individual communities of sports fans who are devoted to their favorite leagues, teams and athletes and desire higher levels of interaction with the players they admire. Many of these individual communities are sizeable in their own right and often consist of geographically dispersed sports fans. Whether it be Dallas Cowboys fans or a fantasy baseball league, each distinct community includes numerous sports fans who desire timely, original and in-depth information and authentic merchandise and collectibles related to their favorite leagues, teams and athletes. The Dallas Cowboys, for example, generated over $50 million in home game receipts and suite revenues, and fans bought approximately $300 million of Dallas Cowboys merchandise in 1998 according to Forbes magazine.

  Emergence of the Internet

  The Internet has emerged as a mass medium for commerce and communication, enabling millions of people worldwide to be entertained, interact, distribute and collect information, create communities among individuals with similar interests and make purchases electronically. International Data Corporation projects that worldwide Internet use will grow from approximately 142 million users at the end of 1998 to 399 million users in 2002.

  As a platform for commerce, the Internet enables businesses to reach a worldwide audience, achieve greater economies of scale and operate with less physical infrastructure, while providing consumers with greater convenience and access to a broad selection of content and products. International Data Corporation projects that the value of goods and services purchased worldwide on the Internet will grow from approximately $50 billion in 1998 to $734 billion in 2002. As an advertising medium, the Internet provides numerous advantages over traditional media, including the ability to target specific demographic groups, measure the effectiveness of advertising campaigns and modify these campaigns in response to real-time feedback. Forrester Research projects that total annual spending on Internet advertising will reach $15 billion in 2003.

  Traditional Sports Media and Commerce

  While traditional mass media, such as broadcast and cable television, radio, newspapers and magazines, are effective in providing sports programming and content to a broad audience, these media are limited in their ability to efficiently tailor their content to appeal to the specific interests of distinct sports communities. In addition, traditional media are constrained in their ability to enable sports fans to interact with each other and with their favorite athletes, writers and sports personalities.

  Similarly, we believe that traditional retail distribution channels face a number of challenges in providing a satisfying shopping experience for consumers of sports merchandise and collectibles within individual sports communities. Traditional retail distribution channels are generally limited in their ability to provide a broad selection of products related to teams and players outside of their local markets. They are also limited in their ability to quickly alter their inventory or presentation of sports offerings in response to specific sporting event outcomes and milestones. In addition, it is difficult to verify the authenticity of sports collectibles because the traditional retail distribution channels generally do not source these items directly from athletes.

  Existing Internet Sports Offerings

  In response to the limitations of traditional sports media and commerce, the Internet has emerged as an attractive and growing channel for the distribution of sports content and products. Approximately 36 million people in the United States accessed sports information on the Internet in 1998, 40% more than in 1997, as estimated by the espn/chilton Sports Poll. According to International Data Corporation, approximately 58% of Internet users are between the ages of 12 and 34. The Internet has become a medium of choice for individuals in this age group. We believe that sports has become a popular application over the Internet because, among other reasons, there is a significant overlap between the demographic of Internet users and sports fans.

  Although there are many Web sites that include sports information as part of their content offerings, these sites typically offer general information and do not provide content and commerce targeted at distinct communities of sports fans. Most sites do not create communities for fans to interact with one another and with athletes and other sports personalities or offer electronic commerce integrated into their sports content. Because their sports content is typically generic, these sites are required to incur significant marketing expenses to differentiate themselves from other sites with comparable information.

  Because of these limitations and the desire to attract users, Internet portals and other destination sites continue to seek ways to differentiate their sites by expanding and enriching their offerings with distinctive content, including sports content. This demand has created a significant market for syndicated content, including sports content, that is original, entertaining and informative.

                               BROADBAND SPORTS

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our Consolidated and Combined Financial Statements and Notes to Consolidated and Combined Financial Statements appearing elsewhere in this prospectus.

  Broadband Sports is a leading Internet provider of original content and commerce for hundreds of individual sports communities. These geographically dispersed communities are composed of fans who follow individual sports, teams and athletes and are characterized by a passionate demand for content and commerce relating to their particular interests. In aggregate, these sports communities generated over $130 billion in revenue according to the most recently published study from the Georgia Institute of Technology. We believe that we are well positioned to target these communities through our development of distinct online media properties, each of which is built around a set of proprietary assets. By leveraging these proprietary assets, we have created a unique and compelling network of content, community and commerce offerings. Through our partnerships with AOL, eBay, Fox, uBid, and Yahoo!, we are able to efficiently reach these various communities with the type of content and commerce offerings they demand and derive revenue from multiple sources. During October 1999, we had over 35 million page impressions across our properties.

  To date, we have developed four online media properties:

  . Athlete Direct--Athlete Direct is a leading provider of athlete Web sites. We currently have contracts with more than 200 athletes that provide us with certain exclusive online rights, and we operate the official sites for athletes such as:

     Troy Aikman                 Ken Griffey, Jr.                         Dennis Rodman
     Drew Bledsoe                Tony Gwynn                               Keith Van Horn
     Barry Bonds                 Mia Hamm                                 Michael Waltrip
     Kobe Bryant                 Anna Kournikova                          Bernie Williams
     Brett Favre                 Karl Malone                              Ricky Williams
     Sergei Fedorov              Mike Piazza                              Steve Young

   We create Web sites offering unique content and contextually relevant commerce relating to each of our athletes. Our athletes provide interactive content and authentic e-commerce opportunities that are not readily available elsewhere. In addition, these characteristics enable Athlete Direct to create vibrant communities where fans can interact with each other. By aggregating numerous athlete sites under one network, Athlete Direct can consistently provide fans with new, original content and commerce.

  . Pro Sports Xchange and College Sports Xchange--PSX and its collegiate division, CSX, are leading sources of in-depth team and player information online. PSX covers all MLB, NFL, NBA and NHL sports teams and players and CSX covers every Division I college football and basketball team. Each of these communities is seeking the latest and best inside information, which is not readily available through other online or offline media outlets. PSX is able to provide up-to-date information through its network of over 270 local and regional sports writers, all of whom are under contract to provide us with exclusive online content.

  . RotoNews--RotoNews is a leading online fantasy sports site offering proprietary news, games and statistical and commissioner services. Because participants invest significant time learning league rules, becoming familiar with the user interface and personalizing their site by entering specific league and player information, we believe that RotoNews creates significant user loyalty and generates frequent visits of extended duration.

  . SportsAuthentics.com--SportsAuthentics.com is an Internet retailer of sports collectibles and merchandise. We address the limitations of the current distribution channels by providing team and athlete products to fans outside of their local markets and authentic, player/team endorsed products. We are also able to offer unique products which are available exclusively through SportsAuthentics.com.

  We syndicate our distinctive sports content to various distribution partners, including AOL, eBay, Fox Sports, uBid, and Yahoo!. Together, the distribution of our content and products across multiple platforms enables us to effectively target numerous sports communities, increase brand awareness, promote our product offerings and generate revenues from multiples sources.

  Our properties enable us to derive revenue from multiple sources, including:

  . Content syndication. The majority of Internet companies pay significant fees to distribute their content and product offerings online. By contrast, the distinctiveness and in-depth analysis of our content has enabled us to receive significant syndication fees from our distribution partners, such as AOL, Fox Sports and Yahoo!

  . Advertising. We offer advertisers the opportunity to target the attractive demographics of sports enthusiasts and associate their brands with high-profile athletes and sports personalities.

  . Electronic Commerce. We offer sports fans an easy-to-use environment for purchasing authentic player and team related merchandise and collectibles.

  . Subscription. We offer subscriptions to premium content offerings such as My Baseball Daily, to provide in-depth, original information about teams and players that is generally not available through traditional media sources.

  In creating and delivering our original content and commerce to distinct sports communities, we obtain efficiencies across our various sports media properties through the common use of our proprietary assets, distribution and technology. We believe we can continue to leverage aspects of our existing assets, distribution and technology to assist in the development of new properties focused on different sports communities.

Our Strategy

  Our objective is to be the leading online provider of proprietary sports content and products to a large number of sports communities worldwide. Key strategies to achieve our objective include:

  Continue to Acquire Proprietary Assets. Athletes, writers and sports personalities are fundamental to the growth and popularity of sports. We intend to both continue adding to our existing asset base of athletes, writers and sports personalities, and to develop and acquire new types of proprietary assets. During 1999, we have added more than 150 athletes, writers and sports personalities to our various properties.

  Continue to Develop Original Content, Programming and Related Product Offerings. Currently, we believe we are the leading provider of athlete-oriented content, in-depth player and team information, and fantasy news online. While some Internet businesses provide unique content and a large number offer products, very few companies create their own proprietary content and sell the products that they develop. We intend to continue to leverage our proprietary assets to create and offer both original content and compelling products targeted at both the distinct sports communities we now serve as well as new sports communities we do not currently target. This will include an increase in the number of properties we develop, programs we produce and commerce products we create.

  Capitalize on Multiple Distribution Partners. We currently distribute our content and products through leading online sites such as AOL, eBay, Fox Sports, uBid and Yahoo!. The distinctiveness of our original content and products provides significant value to our distribution partners. We intend to continue to distribute our content and products across multiple platforms to effectively target distinct sports communities, increase brand awareness of our properties, promote our product offerings and generate revenues for us and our partners from multiple sources. To augment the distribution of our content and products, we intend to pursue additional distribution partners and to release a number of new web sites, including the public release of the www.athletedirect.com site.

  Increase Traffic and Build Awareness of Our Properties. To date, we have capitalized on the unique nature of our offerings and the efforts of our distribution partners to drive traffic and promote our properties. In addition to using our present distribution relationships to drive traffic and enhance awareness of our properties, we intend to market our brands and properties through both traditional media and online campaigns and to leverage the significant brand-name recognition of our high-profile athletes and sports personalities to effectively promote their sites. For instance, due to Mia Hamm's high profile during the 1999 Women's World Cup, she was able to generate over 600,000 page impressions over a period of only a few days.

  Capitalize on Evolving Broadband Opportunities. We believe that online sports-related content will become more compelling in a broadband environment. To address this opportunity, we intend to offer enriched broadband programming, such as the creation of a 24 hours a day, seven days a week broadband commerce environment featuring individual athlete hosts, the broadcast of event-related programming, and the development of real-time reports from our sports writers and personalities. We intend to develop these types of broadband programming to capitalize on the benefits of a number of emerging platforms and standards.

  Capitalize on Common Infrastructure. We are building a common technology backbone across all of our properties. We believe that this will enable us to achieve significant cost savings in technology development, bring new properties to market in an expeditious manner and capture the value in the relationship between our various properties and the communities they serve. For example, a Green Bay Packer fan reading a PSX editorial product about his team can be identified and offered a related product such as a Brett Favre signed football.

Our Properties

  To capitalize on the opportunities within the online sports marketplace, we develop branded properties that combine original content and compelling products. We offer our content and products through selected distribution partners to effectively reach sports fans within distinct sports communities. Currently, we own four online sports media properties:

Property                                         Revenue Sources         Primary Distribution Partners
--------                                      --------------------       -----------------------------
[Athlete Direct Logo]
 Official athlete sites, original athlete      Content Syndication                    AOL
 programming, vibrant communities                  Advertising                       eBay
 and online stores                             Electronic Commerce                  Yahoo!


[PSX Logo]
 In-depth professional and collegiate team     Content Syndication                    AOL
 and player information from our network           Subscription                     AOL.com
 of sports writers                                 Advertising                    Fox Sports
                                                                                     Yahoo!

[RotoNews Logo]
 Comprehensive fantasy news, games and             Advertising             Cox Media (Fastball.com)
 statistical and commissioner services            Subscription                   New York Post
                                                                               San Diego Tribune
                                                                                  Sandbox.net
                                                                              Wall Street Sports


[SportsAuthentics.com Logo]
 Sports related merchandise                    Electronic Commerce                    AOL
 and collectibles                                                                    uBid

  Athlete Direct

  Commencing operations in 1996, Athlete Direct is a leading developer, publisher and aggregator of high-quality, official online sites for athletes, based on the number of athletes under contract. Athlete Direct's athlete partners include some of the world's most prominent athletes across 10 sports, including football, baseball, basketball, auto racing and tennis. Currently, Athlete Direct has contracts with over 200 athletes that provide Athlete Direct with certain exclusive online rights.

  Athlete Direct is an online destination site for sports fans to obtain information about, interact with and purchase products relating to, their favorite athletes. Athlete Direct aggregates individual athlete sites within the Athlete Direct-branded network. The individual athlete sites within this network create a focal point for communities of sports fans to interact with their favorite athletes, access original athlete-oriented content, participate in community activities and purchase merchandise and collectibles in a contextually relevant environment. For example, just prior to Superbowl XXXII, Athlete Direct created an original multimedia feature in which Jamal Anderson, star running back of the Atlanta Falcons, explained to his fans how to perform the "Dirty Bird" dance. At the same time, Athlete Direct offered fans an opportunity to buy exclusive, limited "Dirty Bird" merchandise and related collectibles.

  Athlete Direct designs each athlete site to target a distinct sports community consisting of fans of the athlete and the athlete's team or sport. Athlete Direct and its athletes provide users with original content, including online programs, breaking news, interviews, journals, live online chats, email correspondence and online fan clubs. By aggregating numerous athlete sites from a variety of sports, Athlete Direct can consistently provide sports communities with fresh and original content and products throughout the year. By contrast, independently operated individual athlete sites are generally restricted to the content that can be provided by an individual athlete and limited by the duration of the athlete's season and the athlete's ability to participate on his or her site on a continual basis. Additionally, Athlete Direct enables fans to purchase merchandise and collectibles directly from the athletes' stores located within the athletes' sites.

  Athlete Direct offers its athletes a number of benefits, including a complete online solution in terms of design, publishing, marketing, promotion and day-to-day operation of their sites. Through Athlete Direct's online sites, athletes can interact with a larger number of fans more effectively than through traditional personal appearances such as card shows, radio and television interviews or mailings. Additionally, participation in their sites provides athletes with the opportunity to manage their public and media interactions more effectively, control distribution of selected products, create a platform to derive additional revenues from existing and new sponsors, and receive greater financial benefit from the sale of related merchandise and collectibles. As a member of the Athlete Direct network, each athlete benefits from the traffic generated directly by his or her site as well as from the traffic generated by the other athlete sites and the traffic generated by Athlete Direct's distribution partners.

  Features of our Athlete Sites

  Below is an example of an individual athlete's official site along with a description of the exclusive features which are available within each such site on the Athlete Direct Network .

      [Screen shot of Athlete Direct home page for Ken Griffey Jr. marked by numbers corresponding to the features described above.]

  1. Athlete Journal--Regular updates from the athlete offering fresh, entertaining perspectives on events related to the athlete's sport and other non-sports related activities. These journals often contain an athlete's thoughts on key games and events within the athlete's sport, and can be in both a text or multimedia format.

  2. Athlete Store--Electronic storefront offering athlete-signed memorabilia, collectible items and other team-licensed merchandise. Some athletes' sites may provide a personal audio greeting from the athlete to his or her fans upon entering the store.

  3. Athlete Community Area--Suite of interactive features, including regularly scheduled chats, bulletin boards for fan and athlete postings and other interactive activities. The site also includes the athlete's message board, which is an interactive bulletin board where fans can communicate with each other on a variety of topics. Additionally, an athlete can interact with his or her fans by posting responses to fan questions on the message board.

  4. Fan Club--This area includes original athlete commentary, regular email bulletins of upcoming events, new product offerings in the athlete's store and other new information targeted at the athlete's community of fans.

  5. Gameday--Current news about the athlete during his or her season, including original commentary, recent events, game statistics and other highlights.

  6. Multimedia Gallery--Recent and archived photos of players and teams. This area also includes original multimedia programming created around the individual athlete.

  7. Fun Zone--Regular contests in which community members participate, with chances to win a variety of athlete-related or sports-related prizes and products.

  Distribution

  From inception through March 31, 1999, Athlete Direct distributed its content exclusively on AOL. Subsequently, Athlete Direct expanded its relationship with AOL on a non-exclusive basis. Under the agreement, AOL continues to provide Athlete Direct with its own separately branded area and with certain guaranteed promotion, including promotion of a separate Stars Area within the AOL Sports Channel and an anchor tenancy position within the AOL Kids Channel. Athlete Direct also has an agreement with Yahoo! under which it provides Yahoo! with certain exclusive athlete content for a select number of athletes, produces live athlete events, develops fan clubs for each of its athletes within the Yahoo! Clubs area and creates individual athlete stores that are integrated within the Yahoo! Stores area. As part of this agreement, Athlete Direct receives continuous placement on the front page of the Yahoo! Sports area and the front of Yahoo! Sports screens. In addition, Athlete Direct has a distribution agreement with eBay which allows continuous placement on the front of eBay's sports collectibles page with links to various pages featuring Athlete Direct's athletes. On each of these athlete pages, Athlete Direct offers collectibles in the eBay auction format, such as in the example below.

           [Two screen shots of the athlete page for Anna Kournikova on the eBay web site at www.eBay.com]

  The above distribution relationships complement the traffic generated by the individual athlete sites such as www.kournikova.com as well as the traffic generated within the Athlete Direct Network.

  Revenue Sources

  Syndication. The distinctiveness of our content and programming has generally enabled us to command licensing fees and receive valuable distribution. We currently receive syndication revenues from AOL and Yahoo!. To date, substantially all of Athlete Direct's syndication revenues have been derived from its relationship with AOL.

  Advertising. Athlete Direct offers advertisers the opportunity to benefit from the association of their products and brands with Athlete Direct athletes and to target an attractive demographic group. In addition, advertisers, including existing sponsors of our athletes, can sponsor the sites of athletes and other areas within Athlete Direct. In 1998, Athlete Direct sold advertising or sponsorships to companies such as Coca-Cola, Converse, eBay, Electronic Arts, Fila, Fox Sports, HBO, PeopleSoft and Prime Sports. We believe that the public release of the www.athletedirect.com site will provide Athlete Direct with additional advertising and sponsorship opportunities.

  Electronic Commerce--Merchandise. Athlete Direct currently offers sports merchandise through each athlete's online store. This merchandise includes licensed team and player apparel and league, event and team merchandise and collectibles. By selling through individual athlete's stores, we believe that we offer fans a logical venue for purchasing player-related and team-related products in a contextually rich environment, 24 hours a day, seven days a week. Although Athlete Direct currently sources substantially all of its merchandise from third-party vendors, we anticipate that, in the future, we will create certain Athlete Direct-branded merchandise for individual athletes and events.

  Electronic Commerce--Collectibles. Athlete Direct offers its own branded products, typically consisting of autographed and game-worn and game-used items. Athlete Direct's products are sourced directly from its athletes and sold through the athletes' sites online and through Athlete Direct's distribution partners. We believe that this approach greatly reduces the likelihood of fraud, a common characteristic of the sports collectibles market. To date, Athlete Direct has sourced only a limited amount of collectibles from its athletes, and we cannot assure you that Athlete Direct will be able to procure collectibles on a timely basis in the future, if at all. See "Risk Factors--We may not be able to obtain sufficient supplies of merchandise or collectibles to meet customer demand or to manage inventory effectively."

  Pro Sports Xchange

  PSX is a leading online provider of in-depth team and player information, based on the number of teams and players that PSX covers on a regular basis. PSX is built around The Writer Network, which was formed in the early 1990s to enable local sports journalists to cover sports on a national basis by exchanging detailed information relating to the local teams and athletes they covered. Today, PSX has evolved into a network of over 270 local and regional sports writers, who are under contract with PSX and have granted PSX certain exclusive online rights.

  The PSX network of sports writers includes many of the top beat writers who write for major publications in their respective cities. Typically, writers cover the same team for an extended period of time and have privileged access to players, coaches and other team officials. As a result, these sports writers possess in-depth information about the teams and players they cover that is not generally published or distributed by traditional media. With the proliferation of multiple media channels, such as cable, satellite and the Internet, sports fans are able to easily access general information, such as scores, statistics and game summaries. However, space limitations resulting from the costs of production and distribution have limited traditional media's ability to provide in-depth, timely information on a broad scale. PSX addresses the demand of sports fans within various communities for more in-depth coverage of particular sports, teams or athletes.

  Because PSX generates original and detailed information and distributes this content online, PSX can cost-effectively deliver large volumes of in-depth information to geographically dispersed sports fans. PSX's vertical content offerings include original editorials, predictions, opinions, injury reports, roster moves, trades and other commentary on teams and players. PSX provides this vertical content to a large number of sports communities. PSX produces and distributes original content covering over 110 professional sports teams and, through College Sports Xchange, its college division, over 300 collegiate sports teams. The following table lists of the professional and collegiate teams covered by the PSX and CSX writer networks.

                TEAMS COVERED BY THE PSX AND CSX WRITER NETWORKS
                               Professional Teams

 Anaheim Angels        Chicago Bulls        Florida Marlins        Minnesota Twins       Philadelphia 76ers     St. Louis Cardinals
 Anaheim Mighty Ducks  Chicago Cubs         Florida Panthers       Minnesota Vikings     Philadelphia Eagles    St. Louis Rams
 Arizona Cardinals     Chicago White Sox    Golden State Warriors  Montreal Canadiens    Philadelphia Flyers    Tampa Bay Bucaneers
 Arizona Diamondbacks  Cincinnati Bengals   Green Bay Packers      Montreal Expos        Philadelphia Phillies  Tampa Bay Devil Rays
 Atlanta Braves        Cincinnati Reds      Houston Astros         Nashville Predators   Phoenix Coyotes        Tampa Bay Lightning
 Atlanta Falcons       Cleveland Browns     Houston Rockets        New England Patriots  Phoenix Suns           Tennessee Titans
 Atlanta Hawks         Cleveland Cavaliers  Indiana Pacers         New Jersey Devils     Pittsburgh Penguins    Texas Rangers
 Baltimore Orioles     Cleveland Indians    Indianapolis Colts     New Jersey Nets       Pittsburgh Pirates     Toronto Blue Jays
 Baltimore Ravens      Colorado Avalanche   Jacksonville Jaguars   New Orleans Saints    Pittsburgh Steelers    Toronto Maple Leafs
 Boston Bruins         Colorado Rockies     Kansas City Chiefs     New York Giants       Portland Trailblazers  Toronto Raptors
 Boston Celtics        Dallas Cowboys       Kansas City Royals     New York Islanders    Sacramento Kings       Utah Jazz
 Boston Red Sox        Dallas Mavericks     Los Angeles Clippers   New York Jets         San Antonio Spurs      Vancouver Canucks
 Buffalo Bills         Dallas Stars         Los Angeles Dodgers    New York Knicks       San Diego Chargers     Vancouver Grizzlies
 Buffalo Sabres        Denver Broncos       Los Angeles Kings      New York Mets         San Diego Padres       Washington Capitals
 Calgary Flames        Denver Nuggets       Los Angeles Lakers     New York Rangers      San Jose Sharks        Washington Redskins
 Carolina Hurricanes   Detroit Lions        Miami Dolphins         New York Yankees      Seattle Mariners       Washington Wizards
 Carolina Panthers     Detroit Pistons      Miami Heat             Oakland Athletics     Seattle Sonics
 Charlotte Hornets     Detroit Red Wings    Milwaukee Brewers      Oakland Raiders       San Francisco 49ers
 Chicago Bears         Detroit Tigers       Milwaukee Bucks        Orlando Magic         San Francisco Giants
 Chicago Blackhawks    Edmonton Oilers      Minnesota Timberwolves Ottawa Senators       St. Louis Blues


                           Colleges and Universities

*Air Force                   Colgate                 *Houston                   Miss. Valley St.            Portland
*Akron                      *Colorado                 Howard                   *Mississippi                 Portland State
*Alabama                    *Colorado State           High Point               *Mississippi State           Prairie View A&M
 Alabama A&M                *Columbia                *Idaho                    *Missouri                   *Princeton
 Alabama State               Connecticut              Idaho State               Missouri-Kansas City        Providence
*Alabama-Birmingham          Coppin State            *Illinois                  Monmouth                   *Purdue
 Alcorn State               *Cornell                  Illinois State            Montana                     Quinnipiac
 American                    Creighton                Illinois-Chicago          Montana St.                 Radford
 Appalachian State          *Dartmouth               *Indiana                   Morehead State              Rhode Island
*Arizona                     Davidson                 Indiana State             Morgan State               *Rice
*Arizona State               Dayton                   Iona                      Mount St. Mary's            Richmond
 Arkansas--                  Delaware                *Iowa                      Murray State                Rider
 Pine Bluff                  Delaware State          *Iowa State                N. Car. A&T State           Robert Morris
*Arkansas                    DePaul                   IUPUI                    *Navy                       *Rutgers
*Arkansas State              Detroit                  Jackson State             NC--Asheville               Sacramento State
 Arkansas-Little Rock        Denver                   Jacksonville              NC--Greensboro              S. Carolina State
*Army                        Drake                    Jacksonville State       *Nebraska                    Sam Houston State
*Auburn                      Drexel                   James Madison            *Nevada-Las Vegas            Samford
 Austin Peay State          *Duke                    *Kansas                   *Nevada-Reno                 San Diego
*Ball State                  Duquesne                *Kansas State              New Hampshire              *San Diego State
*Baylor                      Elon                    *Kent                     *New Mexico                  San Francisco
 Belmont (Tn.)               E. Tennessee State      *Kentucky                 *New Mexico State           *San Jose State
 Bethune-Cookman            *East Carolina            La Salle                  New Orleans                 Santa Clara
*Boise State                 Eastern Illinois         Lafayette                 Niagara                     SE Missouri State
*Boston College              Eastern Kentucky         Lamar                     Nicholls State              SE Louisiana
 Boston                     *Eastern Michigan         Lehigh                    No. Carolina-Wilmington     Seton Hall
*Bowling Green               Eastern Washington       Liberty                   Norfolk State               Siena
 Bradley                     Evansville               Long Beach State         *North Carolina             *SMU
*Brigham Young               Fairfield                Long Island University   *North Carolina State        South Alabama
*Brown                       Fairleigh Dickinson     *Louisiana State           North Carolina-Charlotte   *South Carolina
 Bucknell                   *Florida                 *Louisiana Tech           *North Texas                 South Florida
*Buffalo                     Florida A&M             *Louisville               *Northeast Louisiana         Southern
 Butler                      Florida Atlantic         Loyola                    Northeastern               *Southern California
 Cal Poly-San Luis Obispo    Florida International    Loyola Marymount          Northern Arizona            Southern Illinois
 Cal State-Northridge       *Florida State            Maine                    *Northern Illinois          *Southern Mississippi
 Cal State-Fullerton         Fordham                  Manhattan                 Northern Iowa               Southern Utah
*California Berkeley        *Fresno State             Marist                   *Northwestern                Southwest Missouri State
 California Irvine           Furman                   Marquette                 Northwestern State         *Southwestern La.
 California Santa Barbara    George Mason            *Marshall                 *Notre Dame                  St. Bonaventure
 Campbell                    George Washington       *Maryland                  Oakland                     St. Francis (NY)
 Canisius                    Georgetown               Maryland-Eastern Shore   *Ohio                        St. Francis (PA)
 Centenary                  *Georgia                  Massachusetts            *Ohio State                  St. John's
 Central Connecticut State   Georgia Southern         McNeese State            *Oklahoma                    St. Joseph's
*Central Florida             Georgia State            Md.-Baltimore County     *Oklahoma State              St. Louis
*Central Michigan           *Georgia Tech             Md.-Eastern Shore         Old Dominion                St. Mary's
 Charleston                  Gonzaga                 *Memphis                   Oral Roberts                St. Peter's
 Charleston Southern         Grambling St.            Mercer                   *Oregon                     *Stanford
 Chattanooga                 Hampton                 *Miami                    *Oregon State                Stephen F. Austin
 Chicago State               Hartford                *Miami (Ohio)              Pacific                     Stetson
*Cincinnati                 *Harvard                 *Michigan                 *Penn State                  SW Texas State
*Clemson                    *Hawaii                  *Michigan State           *Pennsylvania               *Syracuse
 Cleveland State             Hofstra                 *Middle Tenn. State        Pepperdine                 *Temple
 Coastal Carolina            Holy Cross              *Minnesota                *Pittsburgh                 *Tennessee
 Col. of Charleston

 Tennessee State
 Tennessee Tech
 Tennessee-Martin
*Texas
*Texas A&M
*Texas Christian
*Texas Tech
 Texas-Arlington
*Texas-El Paso
 Texas-Pan American
 Texas-San Antonio
 Texas Southern
 The Citadel
*Toledo
 Towson
 Troy State
*Tulane
*Tulsa
*UCLA
*Utah
*Utah State
 Valparaiso
*Vanderbilt
 Vermont
 Villanova
*Virginia
 Virginia Commonwealth
*Virginia Tech
 VMI
 Wagner
*Wake Forest
*Washington
*Washington State
 Weber State
*West Virginia
 Western Carolina
 Western Illinois
 Western Kentucky
*Western Michigan
 Wichita State
 William & Mary
 Winthrop
*Wisconsin
 Wisconsin-Green Bay
 Wisconsin-Milwaukee
 Wofford
 Wright State
*Wyoming
 Xavier
*Yale
 Youngstown State

-----------------
* Covers both Division I football and basketball. All other schools only offer Division I basketball programs.

  PSX collects and stores the information it receives from its writer network through its proprietary database. This information is then packaged into two general types of content offerings: offerings that are syndicated to online sites and specialized content offerings that are sold on a subscription basis. Some of our current content offerings include:

          Product                     Description                         Price
          -------                     -----------                         -----
PSX Insider Team Reports....  In-depth coverage of all      Varying content syndication fee
                              NFL, MLB, NBA and NHL teams
                              and daily editorial features

CSX Insider Team Reports....  In-depth coverage of all      Varying content syndication fee
                              Division I college football
                              and basketball teams

Player Notes................  Daily highlights of key       Varying content syndication fee
                              player news from MLB and the
                              NFL

My Baseball Daily...........  Daily personalized updates    $9.95 per season per subscription
                              regarding players selected
                              in subscribers' portfolios

The Minor League Scout......  Daily information on minor    $9.95 per season per subscription
                              league baseball teams and
                              players

Fred Edelstein's NFL
 Football Insider...........  Weekly NFL gossip             $19.95 per year per subscription

Fred Edelstein's NFL Draft
 Report.....................  Annual insider view of the    $9.95 per subscription
                              NFL draft
Wrestling Observer..........  In-depth coverage of          $9.95 per month or $99.95
                              professional wrestling        annually

  By working with PSX, sports writers are able to generate additional income and, in certain cases, further develop their individual brand names. Sports writers in the PSX network are paid a flat fee for syndicated content and can participate with PSX in revenues derived from the sale of subscription-based premium content offerings.

  Distribution and Revenue Sources

  PSX syndicates its content through AOL, Internet portals and other destination sites and sells its premium content offerings to users on a subscription basis. The PSX Insider Team Reports and CSX Insider Team Reports are currently provided for all teams to such portals as AOL, AOL.com and Fox Sports. In addition, PSX produces the Team Areas for all major professional and college teams within AOL Sports, providing team and player feeds and news updates, among other production responsibilities. PSX controls the majority of promotional links within the Team Areas, which it uses to cross-promote our other properties. Player Notes is syndicated to many online sites, including AOL, Fox Sports and Yahoo!. All of PSX's distribution partners are obligated to promote PSX's premium products as part of their license agreements. These premium products are also distributed through a number of online sites, including Allstar Stats, Prime Sports Interactive and Total Quality Stats.

  To date, PSX has derived substantially all of its revenues from the syndication of PSX Insider Team Reports and CSX Insider Team Reports. PSX also generates revenues from the sale of subscriptions to its premium content offerings. To date, these revenues have not been material.

  RotoNews

  RotoNews was founded in 1997 and was acquired by us in February 1999. RotoNews is a leading online fantasy sports site, offering commissioner services, player news and statistical services. Unlike competing fantasy sites, RotoNews offers its full suite of fantasy news and services free to consumers. This strategy has helped RotoNews build a significant audience base. RotoNews currently operates commissioner services for over 48,000 active leagues representing over 200,000 fantasy players. RotoNews supplements its commissioner services with regular player updates, which are delivered both through the rotonews.com site and through free email subscriptions. RotoNews currently has over 296,000 registered users and sends out regular emails to over 55,000 email subscribers. To extend its brand and build its traffic, RotoNews provides player content and commissioner services to other sites, including online newspapers and other sports sites.

  Fantasy sports have experienced significant growth in the United States over the past several years. Currently, millions of fantasy sports fans play their games, receive their statistics, or access information about their fantasy teams online. Leading sports sites that provide fantasy games have traditionally charged users fees to participate in their fantasy games or to utilize commissioner and statistical services. Because players invest significant time in entering specific league and player information, setting-up league rules, becoming familiar with the user interface and researching archived information, we believe that these services create significant user loyalty and generate frequent visits of extended duration.

  RotoNews Features

  Below is a copy of the RotoNews home Web page and an example commissioner page for an individual league, along with a description of selected features available on Rotonews.com.

       [Screen shot of RotoNews web site marked by numbers corresponding to the features described above.]

  1. Commissioner Services--Offers fantasy sports participants commissioner services with daily statistics, updated standings, bulletin boards and other administrative services covering the NFL, NBA, MLB and NHL.

  2. Player News--Up-to-date player information, news and statistics, as well as searchable athlete databases for various sports and leagues.

                               -- Latest player information, statistical
    NFL, NBA, MLB, NHL            projections and player rankings with a
                                  searchable database for every player.
                                  Additionally, offers feature stories,
                                  columns and team previews.

    Golf                       -- Latest player information with a searchable
                                  database for many professional golfers on the PGA tour and other worldwide tours.

    Auto Racing                -- Latest driver information, with a searchable
                                  database for NASCAR, Formula One and other auto-racing series.

    Wrestling                  -- Latest news and information for many of the
                                  professional wrestlers within the WWF, WCW and ECW.

    College Football           -- Latest news and information on individual
                                  college players within Division I NCAA
                                  football.

  3. MyRotoNews--Provides users with a personalized Web page with news and statistics tailored to players chosen by the user.

  4. Email Reports--Twice-weekly email newsletter providing up to date player news and information.

  5. Office Pools--Online management tool for traditional office pools. Creates an easy-to-use graphical interface for participants to enter their picks online, see updated standings, access relevant team and player information and communicate with each other.

  6. Fantasy Forum--Online community where users can share thoughts on fantasy sports topics, seek advice and information with other community members as well as seek participants for their online leagues.

  Distribution and Revenue Sources

  In addition to operating its Web site, rotonews.com, RotoNews has entered into distribution agreements with Fastball.com (owned by Cox Media), Sandbox.net, Wall Street Sports and the online versions of the New York Post and San Diego Union Tribune. Pursuant to these distribution agreements, RotoNews typically provides statistical services and/or fantasy games in a co-branded format.

  To date, RotoNews has derived substantially all of its revenues from the sale of advertising on its Web site. RotoNews also sells advertising placements within email newsletters it regularly sends to its customers. In addition, RotoNews receives a share of the advertising sold on the sites to which it provides commissioner services and/or player information. In March 1999, RotoNews began selling subscriptions to PSX's premium content offerings, such as My Baseball Daily. To date, RotoNews has not derived significant revenues from these premium content offerings.

  SportsAuthentics.com

  SportsAuthentics.com is an online retailer of sports-related merchandise and collectibles. Founded in the first quarter of 1999, SportsAuthentics.com aggregates products from a large number of providers, including Athlete Direct. SportsAuthentics.com offers a broad range of products across major U.S. sports, including baseball, football, basketball, hockey, boxing and auto racing. Although SportsAuthentics.com does not source its products directly from athletes in the case of memorabilia, it works to carefully select reputable providers who represent that they produce such products directly from the source and provide legally binding certificates of authenticity.

  SportsAuthentics.com's objective is to become the premier provider of sports-related merchandise and collectibles. SportsAuthentics.com currently offers over 10,000 stock keeping units and believes it has become one of the largest sellers of collectibles online.

  We believe there is a significant opportunity to sell these types of products online because of the limitations inherent in traditional retail distribution. Because of the large number of teams and available products, traditional retailers cannot effectively inventory the large number of available products necessary to satisfy the demand of fans of different teams and athletes. Similarly, sports retailers have had a difficult time offering a wide range of collectibles and trading products, where the number of items is even larger.

  SportsAuthentics.com addresses some of the limitations of current distribution channels by:

  . providing access to products 24 hours, 7 days a week;

  . offering an extensive selection of products updated on a regular basis;

  . offering flexible pricing, including auction-based selling; and

  . targeting customers based on preference and buying patterns.

Distribution and Revenue Sources

  SportsAuthentics.com currently sells the majority of its products through an exclusive relationship with uBid, a leading online business-to-consumer auction site. As part of this relationship, SportsAuthentics.com provides sports memorabilia on the uBid.com site as illustrated below.

           [Screen shot of uBid web site at www.uBid.com displaying
              sports memorabilia offered by SportsAuthentics.com,
               and insert with close-up of memorabilia offered.]

  SportsAuthentics.com also operates individual team stores within the AOL Team Areas. SportsAuthentics.com is currently in the process of opening up additional online storefronts, though no assurances can be given when such stores will open. SportsAuthentics.com intends to launch a branded online retail presence in the first quarter of 2000.

  SportsAuthentics.com handles all order fulfillment and customer service associated with its sales. SportsAuthentics.com handles the majority of its order fulfillment through its own distribution center.

Strategic Relationships

  We have established a number of strategic relationships to obtain original sports content, provide broad distribution of our content and products and increase consumer awareness of our branded properties. These relationships include:

  Content and Product Partners

  Athletes

  Athlete Direct currently has agreements with over 200 athletes that have terms ranging from two to eight years, with longer terms for key athletes. These agreements generally provide Athlete Direct with exclusive rights to the athletes' online participation, as well as rights to use the athletes' names, likenesses and other attributes in connection with the online medium. The exclusivity provisions of these agreements permit the athletes to engage in limited online activities on behalf of their leagues, teams and sponsors.

  Under these agreements, athletes are required to participate in their online sites in specified manners and at specified times. This participation generally includes engaging in online chats, responding to fan emails, publishing online journals and providing audio content for online distribution. Each athlete shares in the gross profits generated from the athlete's site, including revenues derived from sales of merchandise, collectibles and advertisements. Pursuant to their agreements, some athletes are guaranteed minimum royalties. In addition, certain athletes are equity holders of our company.

  Sports Writers

  We have agreements with over 270 sports writers, which typically have a two-year term with a one-year extension at our option. These local and regional writers provide PSX with original sports-related content. The majority of these writers are beat writers who cover a particular team or conference for a traditional publication, such as a newspaper. The agreements require the writers to create original, in-depth content for PSX, provide PSX with exclusive rights to this content and restrict the writers from performing services for anyone, other than PSX, that provides online products or services. However, these agreements do permit the writers to provide similar information to, and to perform services for, daily newspapers, including newspapers that maintain online sites, that are the primary employers of the writers. We pay our writers a flat fee for content that we syndicate and, in some cases, a percentage of revenues derived from sales of subscriptions to selected premium content offerings.

  Distribution Partners

  AOL

  In January 1999, we entered into an interactive services agreement with AOL. Under this agreement, AOL is required to pay to us a license fee for programming and syndicated content. This programming and syndicated content includes both PSX team-by-team coverage of professional baseball, basketball, football and hockey and NCAA Division I college basketball and football, as well as a minimum number of athlete sites from Athlete Direct.

  In accordance with the agreement, Athlete Direct has created and operates a separately branded Athlete Direct area within both the AOL Sports Channel and the AOL Kids Channel. These sites are promoted through the AOL Sports channel, including Sports Stars screens which Athlete Direct programs and through an anchor tenancy position within the AOL Kids Channel. AOL receives a percentage of revenues derived from placements and the sale of merchandise, collectibles and subscription-based premium content offerings through the Athlete Direct sites on AOL.

  PSX also syndicates selected Fantasy Sports content within the AOL Fantasy Center and, in exchange, receives guaranteed promotion for its subscription-based premium content offerings. The agreement expires June 30, 2001, unless earlier terminated. AOL has the option to extend the agreement for up to two additional one-year terms.

  During the first nine months of 1999, AOL accounted for approximately 50% of our revenues. Loss of this relationship, or a material adverse change in this relationship, would have a material adverse effect on our business.

  eBay

  In April 1999, Athlete Direct entered into a co-branding and advertising agreement with eBay, under which eBay acts as Athlete Direct's official online person-to-person auction venue for sports collectibles on behalf of its athletes. Pursuant to the agreement, Athlete Direct creates individual athlete sites within the eBay site. Athlete Direct updates content on these sites and provides signed collectibles for sale through eBay's auction environment. The various pages and auctions are promoted by eBay on certain selected pages, including at the top of eBay's primary collectibles channel. Unless earlier terminated, this agreement terminates in April 2001.

  Fox Sports

  In September 1998, PSX entered into a content license agreement with News America Digital Publishing, Inc. ("NADP"), an affiliate of Fox Entertainment Group, Inc. Under this agreement, PSX receives a syndication fee for providing Insider Team Reports and other content for distribution on foxsports.com. NADP is required to promote PSX's premium content offerings products. PSX pays NADP a royalty based on the net revenues of premium content products sold through Fox Sports Online. This agreement expires in December 2001.

  uBid

  In March 1999, SportsAuthentics.com entered into a two-year agreement with uBid. Under the uBid agreement, SportsAuthentics.com is the exclusive provider of sports collectibles on the www.uBid.com site. As part of this agreement, SportsAuthentics.com has agreed to offer a specified minimum dollar value worth of products on the www.uBid.com site each week. SportsAuthentics receives prominent branding within all areas of www.uBid.com where SportsAuthentics products are offered. uBid receives a percentage of gross revenues for sales made on its site.

  Yahoo!

  In May 1999, Athlete Direct and PSX entered into an agreement with Yahoo! to provide Athlete Direct content and PSX content to Yahoo! in exchange for a monthly license fee and promotion and placement within Yahoo! Sports and other Yahoo! properties. Athlete Direct produces athlete fan clubs and athlete stores for Yahoo! for a certain number of pre-determined athletes as well as a regular schedule of live events. Yahoo! receives a percentage of revenue derived from electronic commerce sold within the Yahoo! site. In addition, pursuant to this agreement, PSX licenses to Yahoo! player content to be incorporated into Yahoo!'s Fantasy Area and its MyYahoo! service. PSX licenses and receives promotion and placement to promote its subscription products. This agreement expires in June 2000, and automatically renews for an additional year unless either party elects not to renew the agreement.

Technology

  We use state-of-the-art technology to support our business. Our www.athletedirect.com site and all of our individual athlete sites include open application standard interfaces emphasizing a model that is highly scalable, flexible, modular and has a high degree of automation and redundancy in order to minimize single points of failure. The software platform and architecture for the www.athletedirect.com site and individual athlete sites is available through multiple Sun Microsystems servers, and integrated with an Oracle relational database, Netscape Enterprise server and Broadvision's One-to-One enterprise relationship management application environment.

  To publish content on the AOL platform, we employ AOL's proprietary "Rainman" mark-up language. Production involves creation and editing of text and graphics, which are uploaded from our offices to the AOL mainframe. For our AOL advertisements, Athlete Direct pages reference Web-based URLs to generate banner advertisements, which are controlled through AdForce's proprietary advertisement-reporting software.

  PSX and CSX utilize a number of Sun Microsystems servers integrated with an Oracle relational database, Netscape Enterprise server, Netscape PublishingXpert 2.2 for publishing, Broadvision's One-to-One enterprise relationship management application environment, and secure credit card capture and billing. In addition, PSX utilizes customized software for real-time update of content by sports writers and editors, and an extensive modem pool for dial-up remote access.

  The RotoNews platform utilizes a combination of Microsoft NT with SQL Server, IIS, Cold Fusion and ASP together with an Oracle relational database, and Broadvision's One-to-One enterprise relationship management application environment.

  We intend to consolidate the technologies used by all of our properties into a single, common infrastructure built around a Sun, Oracle and Broadvision infrastructure. This common platform will emphasize interoperability, scalability and stability.

  We cannot assure you that we will be able to publicly release the www.athletedirect.com site on a timely basis or effectively develop our common infrastructure. See "Risk Factors--We may experience difficulties and delays in the release and successful marketing of our www.athletedirect.com site," and "--We may not be able to respond to technological changes, and may not remain competitive with others that are better able to respond to these changes quickly."

  We maintain most of our computer systems with Exodus Communications in its El Segundo, California facility, which provides us with Internet connectivity via multiple DS-3 and OC-3 links. Exodus also provides human technical monitoring of all production services 24 hours a day, 7 days a week as well as protection against damage from fire, hurricanes, earthquakes, power loss, telecommunications failure and break-ins and full redundancy so that a failure in the network is automatically routed to a different provider. We also employ in-house monitoring systems, which include automated diagnostic software, that generate reports and pager calls in the event of system failures. Notwithstanding these precautions, any system failure that causes an interruption of service or a failure of our third-party providers to handle higher volumes of Internet traffic could have a material adverse effect on our business.

Sales and Marketing

  We have recently expanded our advertising and sales efforts, including the opening of a dedicated advertising sales office in New York. To date, we have sold sponsorships and advertising primarily through our distribution partners, such as AOL, and have worked with outside sales agencies in such efforts. As we continue to expand, we intend to create a larger internal sales force and open offices in additional cities.

  Similar to our sales efforts, in our marketing efforts, we work very closely with our distribution partners including AOL, Yahoo!, eBay and uBid. These partners provide us with placement within their services, driving traffic to our content and products. In addition, we have purchased selected promotion on various online sites like Pro Football Weekly and Sportsline.com for certain of our products. With the public release of our www.athletedirect.com site and other products, we anticipate spending a larger amount of marketing dollars, including expenditures for offline marketing. In so doing, we anticipate continuing to leverage our internal assets and focusing on selected communities on a region-by-region basis.

Proprietary Rights

  Proprietary rights are important to our success and our competitive position. To protect our proprietary rights, we rely generally on copyright, trademark and trade secret laws, confidentiality agreements with third parties, and license agreements with consultants, vendors and customers. Despite such protection, a third party could, without authorization, copy or otherwise appropriate information from our database. Our agreements with employees, consultants and others who participate in development activities could be breached. We may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by competitors. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in those jurisdictions.

  We have applied for registration of several trademarks in the United States and will seek to register additional trademarks as appropriate. We cannot assure you that we will be successful in obtaining the trademarks for which we have applied. Even if these applications mature to registration, the trademarks may be successfully challenged by others or invalidated. If the applications do not register because third parties own the trademarks, or if our rights to use the trademarks are challenged by owners of similar rights, the use of the trademarks will be restricted unless we enter into arrangements with the third parties, which may be unavailable on commercially reasonable terms.

  We also use content from athletes, sports writers, sports personalities and other third parties and it is possible that we could become subject to infringement actions based upon this content. We generally obtain representations as to the origin and ownership of this content; however, this may not adequately protect us. Any of these claims, with or without merit, could subject us to costly litigation and the diversion of our technical and management personnel.

  There has been substantial litigation in the computer and online industries regarding intellectual property assets. Third parties may claim infringement by us with respect to current and future products, trademarks or other proprietary rights, or we may counterclaim against these parties. Any claims or counterclaims, with or without merit, could be time-consuming, result in costly litigation, divert management's attention, cause product release delays, require us to redesign our products or require us to enter into royalty or licensing agreements, any of which could harm our business. These royalty and licensing agreements, if required, may not be available on terms acceptable to us, if at all.

  The operation of our business and our ability to expand into new areas may be restricted by rights of sports leagues and players' associations. Sports leagues, such as the National Football League, typically own league and team trademarks, and we may be required to obtain a license to any of those trademarks that we use. In addition, the leagues also own other rights, such as the rights to display highlights of games, that we may wish to use in our business in the future. License agreements with the leagues for trademarks or other rights, if required, may not be available on terms acceptable to us or at all, and failure to obtain these license agreements could adversely affect our business.

  Players' associations have certain exclusive rights to license athlete names, likenesses and other attributes for groups of athletes, referred to as group licensing rights. We may be required to obtain licenses from players' associations for these group licensing rights in order to conduct certain aspects of our business. If licenses were not available or were not provided on terms acceptable to us and we were required to modify our properties, our business would be adversely affected. We, and agents for some of the athletes with whom we have contracts, have received correspondence from the National Football League Players' Association telling us to cease creating, selling advertising and promoting Web sites for athletes represented by the players' association. Although we do not believe that there is a basis for the players' association position, if athletes and agents determine not to work with us because of the players' association claims or actions, our business would be adversely affected.

Competition

  We compete for users, advertising, syndication, commerce and subscription revenues, as well as for athletes, sports writers, sports personalities and other content providers, with many other entities, such as:

  . entities that provide access to sports-related content and services (many of which have been established by traditional media companies through Web entities targeted to sports enthusiasts generally), Web search and retrieval services and other high-traffic Web entities;

  . sports agents, leagues and other third parties that have existing relationships with a number of athletes and sports personalities;

  . vendors of sports information, merchandise, products and services distributed through online sites and other means, including retail stores, mail, facsimile and private online bulletin board services; and

  . television, radio and other established media entities that broadcast sporting events.

  We have and might have in the future business relationships with some of our competitors, some of whom offer access to our services through their own Web sites, and some of our current partners may become competitors in the future. We anticipate that, as the Internet and other interactive distribution systems converge with traditional television broadcasting and cable, significant competition might come from the providers of broadband networks, including sports-oriented cable networks. Some of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do, and may be better able to attract athletes, sports writers, sports personalities and other content providers, as well as distribution partners, agents, advertisers, viewers and consumers. These competitors may be able to respond more quickly than we can to new or emerging technologies and changes in online user preferences and to devote greater resources than we can to building our business. These competitors may develop content and product offerings comparable or superior to ours.

  Barriers to entry are minimal, and current and potential competitors can launch new online sites at a relatively low cost. We expect that the number of our direct and indirect competitors will increase in the future and this might adversely affect our business, operating results and financial condition. Increased competition could result in lower revenues and loss of users, any of which could materially adversely affect our business, operating results and financial condition.

Government Regulation

  We are subject to the same federal, state and local laws as other businesses on the Internet. There are currently relatively few laws directed specifically toward online media businesses. Due to the increasing popularity and use of the Internet and online businesses, however, it is possible that laws and regulations will be adopted with respect to the Internet and online businesses. Such laws could cover issues such as user privacy, pricing, fraud, content and quality of products and services, taxation, advertising, freedom of expression, intellectual property rights and information security. The laws governing online media remain largely unsettled even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, fraud and libel apply to online media generally. Such legislation could hamper the growth in use of online media generally and decrease the acceptance of online media as a communications and commercial medium, which could have an adverse effect on our business.

  We generally do not collect sales or other taxes on goods sold on our online sites to users located outside of California. However, one or more states may seek to impose sales tax collection obligations on companies like ours that engage in or facilitate online commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services online. Such proposals, if adopted, could substantially impair the growth of electronic commerce and increase our costs and could adversely affect our opportunity to derive financial benefit from electronic commerce. If any state or foreign country were to successfully assert that we should collect sales or other taxes on the exchange of merchandise on our system, our business could be adversely affected. Recently, the Internet Tax Freedom Act was signed into law placing a three-year moratorium on new state and local taxes on Internet commerce. Existing state or local laws were excluded from the moratorium. Once this moratorium is lifted, new federal or state taxes may be imposed on Internet commerce. Future laws imposing taxes or other regulations on Internet commerce could adversely affect our business.

  We currently hold various Web addresses relating to our assets and brands, including broadbandsports.com, athletedirect.com, psx.com, rotonews.com and sportsauthentics.com. We may not be able to prevent third parties from acquiring Web addresses that are similar to our addresses, which could adversely affect our business. In addition, a number of third parties have registered as domain names the names of a number of Athlete Direct's athletes under contract. We may not be able to acquire these Web addresses in a cost-effective manner, or at all, which could adversely affect our business. The acquisition and maintenance of Web addresses generally is regulated by governmental agencies and their designees. The regulation of Web addresses in the United States and in foreign countries and the application of trademark laws to Web addresses is uncertain and subject to change. As a result, we may not be able to acquire or maintain relevant Web addresses in all countries in a cost-effective manner, or at all, where we may conduct business.

Employees

  As of November 15, 1999, we had 128 employees. Our ability to attract and retain highly qualified employees will be a principal determinant of our success. Competition for qualified personnel in the industry is high. We cannot assure you that our current and planned staffing will be adequate to support our future operations or that management will be able to hire, train, retain, motivate and manage the required personnel. None of our employees is represented by a labor union and we have not experienced any work stoppages. We consider our relations with our employees to be good.

Facilities

  We are headquartered in Los Angeles, California, where we sublease 6,500 square feet located at 1640 S. Sepulveda Blvd., Los Angeles, California. The lease expires March 31, 2002. In July 1999, the Company entered into a new lease for 26,635 square feet. The Company anticipates moving into this new facility in January 2000. The lease expires October 31, 2006. At that time the current sub-lease will be terminated.

  In October of 1999, the Company entered into a lease for approximately 2,700 square feet located at 350 Fifth Avenue, New York, New York. The lease expires October 31, 2002.

  In addition, we sublease two offices and common areas at 820 Grant Avenue, Novato, California. The sublease for the two offices and common areas are on a month to month basis. We have an option to renew the sublease for an additional one-year period at the same monthly rental rates if the lessor exercises its option to renew for an additional year. We believe that our current facilities, including the new lease for 26,635 square feet, will be adequate to accommodate our needs for the foreseeable future.

Legal Proceedings

  We are not currently subject to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of our business. Any such proceeding against us, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                                  MANAGEMENT

Executive Officers and Directors

  The following table sets forth the names, ages and positions of our executive officers and directors as of November 15, 1999:

Name                      Age                              Position
----                      ---                              --------
Richard D. Nanula.......   39 Chief Executive Officer and Chairman of the Board
Tyler J. Goldman........   33 President, Broadband Studios and Director
Ross B. Schaufelberger..   32 President, Athlete Direct and Vice President, Business Development
Gregory S. Hebner.......   30 Chief Financial Officer
Jose A. Royo............   33 Chief Technology Officer
John Collins............   37 Vice President, New Media Programming
Thomas F.X. Beusse......   35 Vice President, Advertising
Ahmed O. Alfi(2)........   43 Director
W. Allen Beasley........   31 Director
Frank J. Biondi, Jr.....   54 Director
Stephen D.
 Greenberg(1)...........   51 Director
Douglas Leone(2)........   42 Director
Geoffrey Y. Yang(1).....   40 Director

---------------------
(1) Member of the audit committee
(2) Member of the compensation committee

  Richard D. Nanula has served as our Chief Executive Officer and one of our directors since November 1999. From August 1998 to May 1999, Mr. Nanula served as the President and Chief Operating Officer at Starwood Hotels & Resorts Worldwide, a Fortune 500 global hotel company. From February 1996 to March 1998 and August 1991 to November 1994, Mr. Nanula served as the Chief Financial Officer of The Walt Disney Company. From November 1994 to February 1996, Mr. Nanula was the President of the Disney Stores Worldwide. From December 1989 to August 1991, Mr. Nanula served as the Treasurer of The Walt Disney Company. Mr. Nanula received a B.A. degree from the University of California at Santa Barbara and an M.B.A. degree from Harvard University.

  Tyler J. Goldman is the founder of Broadband Sports and has served as President of Broadband Studios, the division of Broadband Sports focused on new properties, since November 1999. Mr. Goldman has served as a director of Broadband Sports since inception. From inception through October 1999, Mr. Goldman served as our Chief Executive Officer and President. From 1995 to 1997, Mr. Goldman served as an associate at the law offices of Steinberg & Moorad, an independent provider of athlete services. From 1992 to 1995, Mr. Goldman served as an associate at Wilson Sonsini Goodrich and Rosati, P.C., a law firm focused on technology companies. Mr. Goldman received an A.B. degree from Dartmouth College, and J.D. and Masters of Management degrees from Northwestern University.

  Ross B. Schaufelberger has served as our President, Athlete Direct and Vice President, Business Development since our inception. From July 1990 to February 1996, Mr. Schaufelberger served as Vice President of Marketing and Business Development at STATS, Inc., a provider of online sports statistical information. Mr. Schaufelberger received a B.A. degree from the University of Pennsylvania.

  Gregory S. Hebner has served as our Chief Financial Officer since May 1998. From August 1997 to May 1998, Mr. Hebner served as a senior analyst within the Technology and New Media Group of the Strategic Planning Department for The Walt Disney Company. From November 1993 to August

1995, Mr. Hebner worked as an operations manager for Premark International, a consumer goods company. From August 1991 to November 1993, Mr. Hebner served as an auditor for PricewaterhouseCoopers LLP, an independent accounting firm. Mr. Hebner received a B.S. degree in Accountancy from the University of Illinois, and M.B.A. degree from Harvard University. Mr. Hebner is a certified public accountant.

  Jose A. Royo has served as our Chief Technical Officer since December 1998. From August 1998 to December 1998, Mr. Royo served as a Program Manager for Trilogy Software, a provider of front-office software. From October 1997 to August 1998, Mr. Royo served as the Chief Information Officer for Crimson Solutions, a software company developing solutions for higher education. From September 1993 to August 1997, Mr. Royo served as Lead Software Engineer for Harvard University. From September 1990 to September 1997, Mr. Royo served as an instructor in the Department of East Asian Studies at Harvard University. Mr. Royo received a B.A. degree from Earlham College, and A.M., Ph.D. and M.B.A. degrees from Harvard University.

  John Collins has served as our Vice President, New Media Programming since November 1999. From April 1991 to November 1999, Mr. Collins served as a senior programming and sales executive for the National Football League. From April 1994 to November 1999, Mr. Collins served as the Senior Vice President of Programming and Sales and the Vice President of Programming and Sales at the National Football League. From April 1991 to April 1994, Mr. Collins served as Vice President Sales and Marketing for NFL Films. Mr. Collins received a B.S. degree from Long Island University.

  Thomas F.X. Beusse has served as our Vice President, Advertising Sales since August 1999. From November 1992 to July 1999 Mr. Beusse served as an advertising executive for Sports Illustrated, a division of Time-Warner. From August 1996 to July 1999, Mr. Beusse was the advertising director for Sports Illustrated's New York office. From August 1989 to November 1992, Mr. Beusse held various sales positions for Times Mirror Magazines and Hachette Publishing. Mr. Beusse received a B.A. degree from Ithaca College.

  Ahmed O. Alfi has served as a director of Broadband Sports since inception. Mr. Alfi is the President of Netcubator, the Managing Member of NMSS Partners LLC, an investment company. From January 1992 to present, Mr. Alfi has served as Chairman and Chief Executive Officer of Alfigen, a genetic diagnostic company. Mr. Alfi also serves as a director of Toytime.com, an online toy retailer and Insureon.com, an online business insurance exchange. Mr. Alfi received a B.S. degree from California State University, Northridge.

  W. Allen Beasley has served as a director of Broadband Sports since May 1999. Since September 1999, Mr. Beasley has been a principal of Redpoint Ventures, a venture capital firm. From June 1998 to September 1999, Mr. Beasley was an associate of Institutional Venture Partners, a venture capital firm. From August 1995 to December 1997, Mr. Beasley worked in various marketing positions for Ipsilon Networks, Inc. a provider of high-performance networking equipment. From June 1994 to August 1995, Mr. Beasley worked in business development for Synopsys, Inc. a provider of design automation software. Mr. Beasley received an A.B. degree in Economics and a M.B.A. degree from Stanford University.

  Frank J. Biondi, Jr. has served as a director of Broadband Sports since May 1999. Since February 1999, Mr. Biondi has served as Senior Managing Director of Waterview Advisors, LLC, an investment management firm that acts as the advisor to Waterview Partners, L.P. Mr. Biondi served as Chairman of the Board and Chief Executive Officer of Universal Studios, Inc., a media company, from April 1996 until November 1998. From July 1987 until January 1996, he was President, Chief Executive

Officer and a director of Viacom, Inc., a media company. Mr. Biondi has also served as a director of The Bank of New York, Vail Resorts, Inc., a resort operator, and About.com as well as several privately held companies. Mr. Biondi received an A.B. degree in psychology from Princeton University and a M.B.A. degree from Harvard University.

  Stephen D. Greenberg has served as a director of Broadband Sports since May 1999. Since April 1999, Mr. Greenberg has been a member of General Catalyst LLC, an investment company. Mr. Greenberg has also served as President of Classic Sports Network, Inc., a cable television programming service, from November 1993 through November 1998. From April 1993 to November 1993, Mr. Greenberg served as President of Stephen D. Greenberg, P.C., an independent business consulting firm. From January 1990 to April 1993, Mr. Greenberg served as Deputy Commissioner and Chief Operating Officer of Major League Baseball. Mr. Greenberg serves as a director on the board of directors of The Topps Company, a marketer of sports cards. Mr. Greenberg received a B.A. degree from Yale University, and a J.D. degree from the University of California at Los Angeles.

  Douglas Leone has served as a director of Broadband Sports since May 1999. Mr. Leone has been a partner of Sequoia Capital since July 1988. Mr. Leone served on the board of directors of International Network Services, an enterprise network service provider, from June 1993 to 1998 and Arbor Software, a software company, from June 1991 to 1997. Mr. Leone is currently on the board of directors of Scient Corporation as well as several privately held companies. Mr. Leone holds a B.S. degree in Mechanical Engineering from Cornell University, an M.S. degree in Industrial Engineering from Columbia University, and an M.S. degree in Management from the Massachusetts Institute of Technology.

  Geoffrey Y. Yang has served as a director of Broadband Sports since May 1999. Since June 1989, Mr. Yang has been a partner of Institutional Venture Partners (IVP), a venture capital firm. He is also a Managing Director of Redpoint Ventures, a venture capital firm. He is a director of Ask Jeeves, Inc., an online provider of natural-language question answering services, MMC Networks, Inc., a developer of network processors, TiVo, Inc., a provider of personal video recorders and personalized TV services, as well as several privately held companies. He has also been a director of Excite, Inc., an online portal company. Mr. Yang received a B.A. degree in Economics and a B.S.E. degree in Information Systems Engineering from Princeton University and a M.B.A. degree from Stanford University.

Board Composition

  Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, three of the nominees to the board will be elected to one-year terms, three will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Ahmed O. Alfi, W. Allen Beasley and Frank J. Biondi, Jr. have been designated Class I directors whose term expires at the 2001 annual meeting of stockholders. Tyler Goldman, Stephen D. Greenberg and Douglas Leone have been designated Class II directors whose term expires at the 2002 annual meeting of stockholders. Richard D. Nanula and Geoffrey Y. Yang have been designated Class III directors whose term expires at the 2003 annual meeting of stockholders. For more information on the classified board, see the section entitled "Description of Capital Stock -- Anti-takeover effects of provisions of our certificate and bylaws and Delaware law."

  Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Board Committees

  In May 1999, the board established an audit committee and a compensation committee. The audit committee monitors the accounting practices and procedures and the scope of internal and external audits and will recommend the appointment of the independent auditors. The members of the audit committee are Stephen D. Greenberg and Geoffrey Y. Yang. The compensation committee evaluates and approves the compensation policies for the executive officers and administers our employee benefit plans. The members of the compensation committee are Ahmed O. Alfi and Douglas Leone.

Director Compensation

  We reimburse members of our board of directors for out-of-pocket expenses incurred in the performance of their duties as directors. No member of our board of directors currently receives any additional cash compensation for his services as a director.

Compensation Committee Interlocks and Insider Participation

  Prior to this offering, we did not have a compensation committee, and compensation decisions were made by the full board. Upon completion of this offering, the compensation committee will make compensation recommendations to the board. No interlocking relationship exists between the board or compensation committee and the board or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Executive Compensation

  The following table sets forth information concerning the compensation paid by us to our chief executive officer and our three other most highly compensated executive officers who served as executive officers during fiscal 1998 and whose total compensation for fiscal 1998 exceeded $100,000 (the "named executive officers").

                          SUMMARY COMPENSATION TABLE

                                                      Long-Term
                                                     Compensation
                            Annual Compensation   ------------------   All Other
Name and Principal         ---------------------  Awards Underlying  Compensation
Position                   Salary($)   Bonus($)   Options/SARS(#)(1)     ($)
------------------         ----------  ---------  ------------------ ------------
Richard D. Nanula(2)...... $       --  $      --             --         $   --
 Chief Executive Officer
  and Chairman

Tyler J. Goldman..........    150,000         --             --             --
 President, Broadband
  Studios
Ross B. Schaufelberger....    125,000     26,850             --             --
 President of Athlete
  Direct and Vice
  President, Business
  Development
Gregory S. Hebner.........     95,000     17,500      2,352,941             --
 Chief Financial Officer

---------------------
(1) Consists of shares issuable pursuant to options granted under the 1998 Equity Incentive Plan.

(2) Mr. Nanula became our Chief Executive Officer in November 1999. His expected annual salary for the year 2000 is $180,000.

Option Grants In Fiscal 1998

  The following table sets forth certain information regarding stock options granted during 1998 to the named executive officers, including the potential realizable value over the 10-year term of the options based on annual rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock. In 1998, we granted options to acquire up to 12,174,853 shares to employees, consultants, directors and service providers, all under the 1998 Equity Incentive Plan and all at an exercise price equal to not less than the fair market value of our common stock on the date of grant as determined in good faith by the board. Optionees may pay the exercise price by check, note, delivery of already-owned shares of our common stock or any other instrument the board will accept.

                                                                                 Potential Realizable
                                                                                   Value at Assumed
                                                                                    Annual Rates of
                            Number of     Percent of                                  Stock Price
                           Securities   Total Options                              Appreciation for
                           Underlying     Granted to                                Option Term(2)
                             Options     Employees in  Exercise Price Expiration ---------------------
Name                      Granted(1)(#) Fiscal Year(%)   Per Share       Date        5%        10%
----                      ------------- -------------- -------------- ---------- ---------- ----------
Richard D. Nanula(3)....       --             --             --           --         --         --
Tyler J. Goldman........       --             --             --           --         --         --
Ross B. Schaufelberger..       --             --             --           --         --         --
Gregory S. Hebner.......    2,352,941        29.9%         $0.015      12/04/08  $   22,196 $   56,250

---------------------
(1) All options granted to the named executive officers during 1998 were granted under the 1998 equity incentive plan. Mr. Hebner's options vest quarterly and become exercisable as to 294,118 shares each quarter commencing upon employment. See "Stock Plans."

(2) Potential realizable values are net of exercise price but before taxes associated with exercise.

(3) Mr. Nanula became our Chief Executive Officer in November 1999.

Aggregated Option Exercises During Fiscal 1998 and Fiscal Year-End Option
Values

  No options were exercised during 1998 by our chief executive officer or any of the other named executive officers. The following table sets forth information about the number and year-end value of exercisable and unexercisable options held by the named executive officers in the table below as of December 31, 1998. The "Value of Unexercised In-the-Money Options at December 31, 1998" is based on an assumed initial public offering price of
$         per share, minus the exercise price, multiplied by the number of shares underlying the option.

                                    Number of
                              Securities Underlying     Value of Unexercised
                             Unexercised Options at    In-The-Money Options at
                              December 31, 1998(1)        December 31, 1998
                            ------------------------- -------------------------
Name                        Exercisable Unexercisable Exercisable Unexercisable
----                        ----------- ------------- ----------- -------------
Richard D. Nanula(2).......     --           --           --           --
Tyler J. Goldman...........     --           --           --           --
Ross B. Schaufelberger.....     --           --           --           --
Gregory S. Hebner..........   882,351     1,470,590

---------------------
(1) All options were granted under our 1998 equity incentive plan. Mr. Hebner's options vest quarterly and become exercisable as to 294,118 shares each quarter commencing upon employment.

(2) Mr. Nanula became our Chief Executive Officer in November 1999.

Stock Plans

  1998 Equity Incentive Plan. Our 1998 Equity Incentive Plan was approved by the board of directors and stockholders in December 1998. The 1998 equity incentive plan provides for the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, nonqualified stock options, the sale of restricted stock and the grant of other securities or benefits with a value derived from the value of common stock. The 1998 equity incentive plan also provides for the transfer or sale of common stock to selected individuals in connection with the performance of services for us. Initially, 35,294,117 shares of common stock were reserved for issuance under the 1998 equity incentive plan. We do not intend to grant further awards under the 1998 equity incentive plan after the completion of this offering.

  As of November 15, 1999, options to purchase 30,592,656 shares had been granted under the 1998 equity incentive plan. The board of directors or a committee designated by the board is authorized to administer the 1998 equity incentive plan, including the selection of individuals to whom grants of options are made, issuances of common stock, the terms of such grants or issuances, possible amendments to the terms of such grants or issuances and the interpretation of the terms of, and adoption of rules for, the 1998 equity incentive plan. The maximum term of any stock option granted under the 1998 equity incentive plan is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of our combined voting power, the term of these stock options may not exceed five years.

  The exercise price of incentive stock options granted under the 1998 equity incentive plan must be at least 100% of the fair market value of the common stock on the grant date except that the exercise price of incentive stock options granted to a 10% stockholder must be at least 110% of the fair market value on the grant date. The aggregate fair market value on the date of grant of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. The purchase price of shares of common stock granted under the 1998 equity incentive plan must be at least 85% of the fair market value of the common stock on the grant date except that the purchase price of shares of common stock granted to a 10% stockholder must be at least 110% of the fair market value on the grant date. The individual agreements under the 1998 equity incentive plan may provide us with repurchase rights under the terms and conditions set forth in the equity incentive plan. Options generally become exercisable at the rate of 20% per year over four years. Incentive stock options cannot be transferred and other options can be transferred only in the discretion of the administrator of the plan, but cease to vest if they are transferred. The 1998 equity incentive plan will terminate in 2008, unless earlier terminated by the board.

  The 1998 equity incentive plan provides that we can cancel any unexpired, unpaid or deferred award (whether or not vested) at any time if the recipient of the award violates certain agreements with us or competes with our business within one year after termination of employment or engagement with us or renders services for a competitor during this time. In addition, if the recipient has violated any of these agreements within 180 days of exercise of an award, the recipient is obligated to pay us the amount of any gain realized or payment received as a result of the rescinded exercise. This payment must be made by returning to us all shares of capital stock that the recipient received in connection with the rescinded exercise, or if the shares have been transferred by the recipient, by paying in cash to us the fair market value of the shares transferred at the time of transfer of the shares.

  Except as otherwise provided in an individual award agreement, in the event of a merger in which we are not the surviving entity, the sale of all or substantially all of our assets or a reverse merger resulting in a change of control, each grant which is at the time outstanding under the equity incentive plan shall, unless the plan administrator in its discretion decides differently, will terminate immediately prior to the consummation of such proposed transaction, unless the grant is assumed or an equivalent grant is substituted by the successor corporation.

  During the ten months ended December 31, 1998, we granted options to acquire up to 12,174,853 shares of common stock ranging from an exercise price of $0.015 per share to the per share price of the common stock in this offering.

  1999 Stock Incentive Plan. Our 1999 Stock Incentive Plan was approved by the
board of directors and stockholders in      1999. The 1999 stock incentive
plan provides for the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, nonqualified stock options and stock appreciation rights. The 1999 stock incentive plan also provides for the transfer or sale of common stock to selected individuals in connection with the performance of services for us. Initially, up to 12% of the then-outstanding number of shares of common stock were reserved for issuance under the 1999 stock incentive plan which will be increased annually by a number equal to one percent of the number of shares of common stock outstanding as of December 31 of the immediately preceding calendar year.

  The board of directors or a committee designated by the board is authorized to administer the 1999 stock incentive plan, including the selection of individuals to whom grants of options are made, issuances of common stock, the terms of these grants or issuances, possible amendments to the terms of these grants or issuances and the interpretation of the terms of, and adoption of rules for, the 1999 stock incentive plan. The maximum term of any stock option granted under the stock incentive plan is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of our combined voting power, the term of these stock options may not exceed five years.

  The exercise price of incentive stock options granted under the 1999 stock incentive plan must be at least 100% of the fair market value of the common stock on the grant date except that the exercise price of incentive stock options granted to a 10% stockholder must be at least 110% of the fair market value on the grant date. The aggregate fair market value on the date of grant of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. The purchase price of shares of common stock granted under the stock incentive plan must be at least 85% of the fair market value of the common stock on the grant date except that the purchase price of shares of common stock granted to a 10% stockholder must be at least 100% of the fair market value on the grant date. The individual agreements under the 1999 stock incentive plan may provide us with repurchase rights under the terms and conditions set forth in the stock incentive plan. Options generally become exercisable at the rate of 25% per year over four years. Incentive stock options are not transferable. The 1999 stock incentive plan will terminate in 2009, unless earlier terminated by the board.

  The 1999 stock incentive plan provides for automatic grants to non-employee directors. Each non-employee director, upon initial election or appointment to our board of directors, is entitled to receive options to purchase
shares of common stock and follow-on grants in the amount of      shares at
the conclusion of each annual meeting of stockholders. The initial grants and follow-on grants become exercisable over four years with 25% of the shares vesting one year from the grant date and the remaining shares vesting in equal monthly installments thereafter.

  In the event of a merger in which we are not the surviving entity, the sale of all or substantially all of our assets or a reverse merger resulting in a change of control, each grant which is at the time outstanding under the 1999 stock incentive plan shall, unless the plan administrator in its discretion decides differently, immediately prior to the
specified effective date of such transaction, automatically                  .
To the extent it has not been previously exercised, the grant will terminate immediately prior to the consummation of such proposed transaction, unless the grant is assumed or an equivalent grant is substituted by the successor corporation.

401(k) Plan

  We have a 401(k) plan pursuant to which eligible employees may elect to reduce their current salary by up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the 401(k) plan. Contributions to the 401(k) plan by us are discretionary and, to date, we have not made any contribution to the 401(k) plan. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by participants to the 401(k) plan, and income earned on plan contributions, are not taxed to participants until withdrawn from the 401(k) plan.

Employment Agreements

  Under an employment agreement dated November 1999, we will pay Richard D. Nanula a base salary of $180,000 per year plus performance bonuses at the discretion of the compensation committee of the board of directors. Other than as provided in his restricted stock purchase agreement, neither we nor Mr. Nanula shall have any further obligation to each other by way of compensation or otherwise if terminated.

  Under an employment agreement dated February 1998, we pay Tyler J. Goldman a base salary of $150,000 per year plus performance bonuses at the discretion of the compensation committee of the board of directors. After completion of this offering, Mr. Goldman's base salary will be increased to an amount to be determined by the compensation committee. The employment agreement has a term of three years; however, if Mr. Goldman is terminated for any reason other than for cause, he is entitled to a severance payment equal to six months of his then-current base salary at the time of termination.

                             CERTAIN TRANSACTIONS

  In connection with our formation, NMSS Partners, LLC ("NMSS") purchased all of our 2,000,000 shares of outstanding mandatory redeemable series A preferred stock for $1.00 per share and extended to us a $4.5 million revolving credit facility. In connection with the closing of this offering, all of the series A preferred stock will be redeemed for approximately $2.3 million and the $4.5 million credit facility will be repaid. NMSS owns more than 5% of our company, and two of its members, Ahmed O. Alfi and Amre Youness, were directors of our company at the time of these transactions. Mr. Alfi continues to serve as a director on our board of directors and is also the sole shareholder of the managing member of NMSS.

  In May 1999, we sold 29,166,663 shares of our series B preferred stock at a $0.60 per share. Each share of series B preferred stock will be converted to shares of common stock upon the closing of this offering for an aggregate
of           shares of common stock. In connection with this financing, we entered into an agreement that provides for certain rights relating to the registration of our common stock under the Securities Act of 1933, as amended. BRCM LLC and General Catalyst LLC each purchased 3,333,333 shares of series B preferred stock. In addition to BRCM LLC and General Catalyst LLC, Tyler Goldman, our President, Broadband Studios, Ross Schaufelberger, our President, Athlete Direct and Vice President, Business Development, NMSS, and funds affiliated with Institutional Venture Partners and Sequoia Capital entered into the agreement regarding registration rights. Frank J. Biondi, Jr. is a member of our board of directors and is affiliated with BRCM LLC, Stephen D. Greenberg is a member of our board of directors and is affiliated with General Catalyst LLC, W. Allen Beasley and Geoffrey Y. Yang are members of our board of directors and are affiliated with Institutional Venture Partners, and Doug Leone is a member of our board of directors and is affiliated with Sequoia Capital. In addition, funds affiliated with Institutional Venture Partners and Sequoia Capital each own, in the aggregate, more than 5% of our company.

  In November 1999, we sold 18,500,000 shares of our series C preferred stock at $0.80 per share. Each share of Series C preferred stock will convert to shares of common stock upon the closing of this offering for an aggregate of shares of common stock.

  Pursuant to a restricted stock purchase agreement, we sold an aggregate of 30,389,809 shares of common stock to Richard D. Nanula for approximately $18,233,885. In connection with the restricted stock purchase agreement, Mr. Nanula entered into a note with us, which had a principal amount of approximately $15,200,906. The note bears interest at the rate of approximately 6% per annum.

  A number of our officers have entered into employment agreements with us. See "Management--Executive Compensation" and "--Employment Agreements."

  Prior to the offering, we intend enter into indemnification agreements with each of our executive officers and directors. These agreements may require us, among other things, to indemnify them (other than for liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified. See "Description of Capital Stock--Limitation of Liability and Indemnification Matters."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of November 15, 1999, and as adjusted to reflect our sale of shares for:

  . each person (or group of affiliated persons) who we know to own beneficially more than 5% of our common stock;

  . each of our named executive officers and directors; and

  . all of our executive officers and directors as a group.

  Unless otherwise indicated, the address for each of the listed individuals is c/o Broadband Sports, Inc., 1640 South Sepulveda Boulevard, Suite 500, Los Angeles, California 90025. Except as otherwise indicated, and subject to applicable community property laws, the listed persons have sole voting and investment power with respect to all shares of common stock held by them. The numbers of shares in the table assumes no exercise of the underwriters' over-allotment option.

  Applicable percentage ownership in the table is based on 295,093,972 shares
of common stock outstanding as of November 15, 1999, and            shares
outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of November 15, 1999 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding those options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. To the extent that any shares are issued upon exercise of options or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for issuance under our stock plans, there will be further dilution to new investors.

                                                               Percentage of
                                                                  Shares
                                                               Beneficially
                                                                   Owned
                                                   Shares    -----------------
                                                Beneficially Prior to  After
Name and Address of Beneficial Owner               Owned     Offering Offering
------------------------------------            ------------ -------- --------
NMSS Partners LLC (1)..........................  78,859,755    26.7%       %
 301 North Lake Avenue
 Suite 910
 Pasadena, CA 91101
Ahmed O. Alfi (1)..............................  78,859,755    26.7
Tyler J. Goldman...............................  37,916,660    12.8
Entities affiliated with Institutional Venture
 Partners (2)..................................  32,250,000    10.9
 Institutional Venture Partners
 3000 Sand Hill Road
 Suite 290
 Menlo Park, CA 94025
Geoffrey Y. Yang (2)...........................  32,250,000    10.9
Entities affiliated with Sequoia Capital (3)...  32,250,000    10.9
 Sequoia Capital
 3000 Sand Hill Road
 Building 4, Suite 280
 Menlo Park, CA 94025

                                                                Percentage of
                                                                   Shares
                                                                Beneficially
                                                                    Owned
                                                    Shares    -----------------
                                                 Beneficially Prior to  After
                                                    Owned     Offering Offering
                                                 ------------ -------- --------
Douglas Leone (3)..............................   32,250,000    10.9
Richard D. Nanula..............................   30,389,809    10.3
Ross B. Schaufelberger.........................    9,787,500     3.3
Frank J. Biondi, Jr. (4).......................    3,520,833     1.2
Stephen D. Greenberg (5).......................    3,708,333     1.3
W. Allen Beasley...............................           --       *
Gregory S. Hebner (6)..........................    1,789,706       *
All executive officers and directors as a group
 (13 persons)..................................  230,447,596    77.5%

---------------------
* Less Than 1%

(1) Represents 78,859,755 shares held by NMSS Partners, LLC. Mr. Alfi, one of our directors, is a director and member of NMSS.

(2) Represents 981,436 shares held by IVP Broadband Fund, L.P., 30,690,096 shares held by Institutional Venture Partners VIII, L.P. and 578,468 shares held by IVM Investment Fund VIII, LLC. Mr. Yang, one of our directors, is a partner of Institutional Venture Partners.

(3) Represents 19,350,000 shares held by Sequoia Capital Franchise Fund, 11,691,270 shares held by Sequoia Capital VIII, 148,350 shares held by Sequoia International Technology Partners VIII, 774,000 shares held by Sequoia International Technology Partners VIII (Q), 258,000 shares held by CMS Partners LLC and 28,380 shares held by Sequoia 1997. Mr. Leone, one of our directors, is a partner of Sequoia Capital.

(4) Represents 3,520,833 held by Waterview Partners, L.P. Mr. Biondi, one of our directors, is a director and is affiliated with BRCM LLC. Mr. Biondi disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(5) Represents 3,708,333 shares held by General Catalyst LLC. Mr. Greenberg, one of our directors, is a director and a member of General Catalyst LLC. Mr. Greenberg disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(6) Represents 1,764,706 shares subject to options issued under the 1998 equity incentive plan, all of which are exercisable within 60 days of September 30, 1999.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of our capital stock and certain provisions of our charter and bylaws are only summaries and are qualified by reference to our charter and bylaws filed as exhibits to the registration statement of which this prospectus is a part. At the closing of the offering our authorized
capital stock will consist of      shares of common stock, $0.001 par value
per share, and      shares of preferred stock, $0.001 par value per share. As
of November 15, 1999, there were 2,000,000 shares of mandatorily redeemable series A preferred stock outstanding, 29,166,663 shares of series B preferred stock outstanding and 18,500,000 shares of series C preferred stock outstanding. The shares of mandatorily redeemable series A preferred stock outstanding prior to this offering will be redeemed upon the closing of this offering, the shares of series B preferred stock outstanding prior to this offering will be converted into 29,166,663 shares of common stock upon the closing of this offering and the shares of series C preferred stock outstanding prior to this offering will be converted into 18,500,000, shares of common stock upon the closing of this offering.

Common Stock

  Holders of the common stock are entitled to receive, when and if declared by the board, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes, subject to any dividend preferences that may be attributable to preferred stock. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors.

  There are no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, subject to any liquidation preferences that may be attributed to preferred stock, holders of common stock are entitled to share ratably in the assets available for distribution.

  After this offering there will be         shares of common stock
outstanding, including 247,427,309 shares of common stock currently outstanding, 29,166,663 shares to be issued upon conversion of the series B preferred stock, 18,500,000 shares to be issued upon conversion of the
series C preferred stock, and         shares to be issued in this offering.

Preferred Stock

  Upon the closing of this offering, 5,000,000 shares of preferred stock will be authorized and no shares will be issued or outstanding. The board has the authority, without further action by the stockholders, to issue the shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking and purchase fund provisions, and the number of shares constituting any series and the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control. We have no present plan to issue any additional shares of preferred stock.

Warrants

  As of November 15, 1999, warrants to purchase up to 282,916 and 221,666 shares of common stock were outstanding at a purchase price of $0.60 and $0.80 per share, respectively. The warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Anti-takeover effects of our certificate and bylaws and Delaware law

  Upon the closing of this offering, some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

  .  acquisition of Broadband Sports by means of a tender offer;

  . acquisition of Broadband Sports by means of a proxy contest or otherwise; or

  .  removal of our incumbent officers and directors.

  These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

  Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see the section entitled "Management--Board Composition." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

  Stockholder Meetings. Under our bylaws, only the board of directors, the chairman of the board and the president may call special meetings of stockholders.

  Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

  Delaware Anti-Takover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  Elimination of Stockholder Action By Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

  Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting provides for a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock that such stockholder holds than if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence the board of directors' decision regarding a takeover.

  Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Broadband Sports. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Broadband Sports.

  Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

Limitation of Liability and Indemnification Matters

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that our directors are not personally liable for monetary damages to us or our stockholders for breach of fiduciary duties as a director, except for liability for:

  . any breach of the duty of loyalty to us or our stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; or

  . any transaction from which the director derived an improper personal benefit.

The limitation of liability provided in the certificate of incorporation does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Indemnification Agreements. Our certificate of incorporation and bylaws authorize us to indemnify our directors, officers, employees and other agents, by agreements or otherwise, to the fullest extent permitted under Delaware law. We plan to enter into separate indemnification agreements with our directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

  Indemnification under Bylaws. Our bylaws require us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence on the part of the indemnified party.

  Indemnification under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers and persons that control us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  Pending indemnification proceedings. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or other agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Registration Rights of Certain Holders

  After this offering, the holders of approximately 248,120,386 shares of common stock will be entitled to certain rights to register these shares under the Securities Act of 1933 pursuant to an investors' rights agreement. These holders all have "Piggyback" rights. If we propose to register any of our common stock for our own account or for the account of other security holders, the holders of these 248,120,386 shares of common stock are entitled to notice of such registration and are entitled to include their shares in the registration, subject to the ability of underwriters to limit the number of shares included in the offering.

  Subject to certain limitations in the investors' rights agreement, the holders of an aggregate of 91,166,663 shares of common stock are also entitled to demand registration rights pursuant to which the holders of at least a majority of such shares may require us to use our best efforts to register such shares for public resale. Any holder or holders of such shares may also require us to register all or a portion of their registrable securities on Form S-3 when we are eligible to use that form, provided, among other limitations, that the proposed aggregate price to the public is at least $500,000 and that we shall not have effected two of these in any 12-month period.

  We will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is
                            . Its address is
                                        and its telephone number at this
location is                .

Listing

  We have applied to have the shares of common stock approved for quotation on the Nasdaq National Market under the symbol "BBND."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

  Upon completion of this offering, based on the number of shares outstanding
on November 15, 1999, we will have     outstanding shares of common stock,
    shares if the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding warrants and options. Of these shares,
     shares, plus an additional    shares if the underwriters exercise their
over-allotment option in full, of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates.

  Of the remaining shares, a total of approximately       shares held by our
directors, officers and shareholders are subject to "lock-up" agreements generally providing that, these shareholders will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any of these transactions described in (1) or (2) are to be settled by delivery of common stock or such other securities, in cash or otherwise, for a period of 180 days following the date of the final prospectus for this offering without the prior written consent of Morgan Stanley & Co. Incorporated. The restrictions described in this paragraph do not apply to:

  . the sale to the underwriters of the shares of common stock to be sold in the offering;

  . the issuance by us of shares of common stock upon the exercise of an existing option or an existing warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

  . issuances of certain shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of this prospectus.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the number of shares of common stock then
outstanding, which will equal approximately       shares immediately after
this offering or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of Broadband Sports at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to Broadband Sports who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares.

  As of the effective date of the registration statement, holders of 248,120,386 shares of common stock will be entitled to "piggyback" registration rights with respect to their shares. Holders of 91,166,663 of these shares can also require Broadband Sports to register their shares at any time following 180 days after the date of this prospectus, subject to certain conditions.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Hambrecht & Quist LLC and SG Cowen Securities Corporation are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                                                                       Number of
    Name                                                                Shares
    ----                                                               ---------
    Morgan Stanley & Co. Incorporated.................................
    Hambrecht & Quist LLC.............................................
    SG Cowen Securities Corporation...................................
                                                                          ---
     Total............................................................
                                                                          ===

  The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to take or pay for the share covered by the underwriters over-allotment option described below.

  The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $    a share under the public
offering price. Any underwriters may allow, and such dealers may reallow, a
concession not in excess of $    a share to other underwriters or to certain
other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

  We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to an aggregate of     additional
shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to such underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

  At our request, the underwriters have reserved up to     shares of common
stock to be issued by us and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and persons related to us. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Pursuant to the regulations of the National Association of Securities Dealers, Inc., certain purchasers of the reserved shares may have to agree not to sell, transfer, assign or hypothecate their shares for a period of 90 days after the date of this prospectus.

  The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

  We, the directors, officers, shareholders and certain optionholders of ours have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, directly or indirectly:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock.

Any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, after the date of this prospectus.

  The restrictions described in the previous paragraph do not apply to:

  . the sale to the underwriters of the shares of common stock to be sold in the offering;

  . the issuance by us of shares of common stock upon the exercise of an existing option or an existing warrant or the conversion of a security outstanding on the date of this prospectus, of which the underwriters have been advised in writing;

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

  . issuances of certain shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of this prospectus.

  In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

  We have applied to have the shares of common stock approved for quotation on the Nasdaq National Market under the symbol "BBND."

  We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

  Prior to this offering, there has been no public market for the common stock. The public offering price for the shares of common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the public offering price will be our record of operations, our current financial position and future prospects and our industry in general, the experience of our management, sales, earnings and certain of our other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon by Morrison & Foerster LLP, Palo Alto, California. Certain matters in connection with this offering will be passed upon for the Underwriters by Cooley Godward LLP, San Francisco, California. Upon the completion of this offering, certain attorneys of Morrison & Foerster LLP will beneficially own an aggregate of 283,332 shares of our common stock.

                                    EXPERTS

  The consolidated financial statements of Broadband Sports, Inc. as of December 31, 1998 and for the ten months ended December 31, 1998 and the combined financial statements of the Predecessor Companies as of December 31, 1997 and for the period February 1, 1996 to December 31, 1996, the year ended December 31, 1997 and the two months ended February 27, 1998 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  Broadband Sports has filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules that are a part of the registration statement which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Broadband Sports and the common stock, reference is made to the registration statement and the exhibits and schedules that are a part of the registration statement. With respect to statements contained in this prospectus as to the contents of any agreement or other document in each instance reference is made to the copy of such agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

  You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

  Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's Web site, which is described above.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Unaudited Pro Forma Condensed Combined Statement of Operations for the
 Year Ended
 December 31, 1998.......................................................   F-3

Unaudited Pro Forma Condensed Combined Statement of Operations for the
 Nine Months
 Ended September 30, 1999................................................   F-4

Notes to Unaudited Pro Forma Condensed Combined Financial Statements.....   F-5

Broadband Sports, Inc.

Report of Independent Auditors...........................................   F-6

Combined Balance Sheet of the Predecessor Companies at December 31, 1997,
 the Consolidated Balance Sheets at December 31, 1998 and September 30,
 1999 (Unaudited) and September 30, 1999 Pro Forma (Unaudited)...........   F-7

Combined Statements of Operations of the Predecessor Companies for the
 Period from February 1, 1996 to December 31, 1996, the Year Ended
 December 31, 1997 and the Two Months ended February 27, 1998 and the
 Consolidated Statements of Operations of the Company for the Ten Months
 ended December 31, 1998, the Seven Months ended September 30, 1998
 (Unaudited) and the Nine Months ended September 30, 1999 (Unaudited)....   F-8

Combined Statements of Cash Flows of the Predecessor Companies for the
 Period from February 1, 1996 to December 31, 1996, the Year ended
 December 31, 1997 and the Two Months ended February 27, 1998 and the
 Consolidated Statements of Cash Flows of the Company for the Ten Months
 ended December 31, 1998, the Seven Months ended September 30, 1998
 (Unaudited) and the Nine Months ended September 30, 1999 (Unaudited)....   F-9

Consolidated Statements of Owners' Equity of the Predecessor Companies
 for the Period from February 1, 1996 to December 31, 1996, the Year ended December 31, 1997 and the Two Months ended February 27, 1998 and the Consolidated Statements of Stockholders' Deficit of the Company for
 the Ten Months ended December 31, 1998 and the Nine Months ended
 September 30, 1999 (Unaudited)..........................................  F-10

Notes to Consolidated and Combined Financial Statements..................  F-11

         Unaudited Pro Forma Condensed Combined Financial Information

  The unaudited pro forma condensed combined financial information for Broadband Sports, Inc. (Broadband Sports) set forth below gives effect to:

 .  the acquisition on February 27, 1998 of Athlete Direct, Inc. (Athlete
   Direct) and Pro Sports Xchange, Inc. (PSX); and

 .  conversion of the series B preferred stock; and

 .  repayment of the revolving loan due to stockholder; and

 .  the issuance and conversion of series C preferred stock; and

 .  the issuance of 30,389,809 shares of common stock in November 1999.

  The historical financial information set forth below has been derived from the consolidated financial statements of Broadband Sports and the combined financial statements of the Predecessor Companies and should be read in conjunction with those financial statements and the notes thereto included elsewhere herein.

  The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1998 set forth below gives effect to the acquisitions of Athlete Direct and PSX and the repayment of the revolving loan due to stockholder as if these transactions occurred at the beginning of the period presented. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 1999 set forth below gives effect to the repayment of the revolving loan due to stockholder as if this transaction occurred at the beginning of the period presented. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Broadband Sports and the combined financial statements of the Predecessor Companies which are included elsewhere herein. The unaudited pro forma condensed combined financial information set forth below does not purport to represent what would actually have been if the acquisitions had in fact occurred on such date or to project the future consolidated results of operations of Broadband Sports.

                             Broadband Sports, Inc.

         Unaudited Pro Forma Condensed Combined Statement of Operations

                          Year Ended December 31, 1998

                          Broadband
                           Sports,    Predecessor
                          Inc. Ten     Companies
                           Months      Two Months
                            ended        ended
                          December    February 27,               Pro Forma     Pro Forma
                          31, 1998        1998      Combined    Adjustments    Combined
                         -----------  ------------ -----------  -----------   -----------
                          (Note 1)      (Note 2)                 (Note 3)
Revenues................ $ 2,718,628   $ 507,224   $ 3,225,852   $    --      $ 3,225,852
Cost of revenues........   2,035,669     296,401     2,332,070        --        2,332,070
                         -----------   ---------   -----------   --------     -----------
Gross profit ...........     682,959     210,823       893,782        --          893,782

Operating expenses:
  Sales and marketing...     592,102      69,290       661,392        --          661,392
  Product development...     136,682       8,822       145,504        --          145,504
  General and
   administrative.......   1,536,967     136,117     1,673,084        --        1,673,084
  Depreciation..........      43,246       3,678        46,924        --           46,924
  Amortization..........   2,657,071     149,613     2,806,684     48,751(a)    2,855,435
                         -----------   ---------   -----------   --------     -----------
Total operating
 expenses...............   4,966,068     367,520     5,333,588     48,751       5,382,339
                         -----------   ---------   -----------   --------     -----------
Operating loss..........  (4,283,109)   (156,697)   (4,439,806)   (48,751)     (4,488,557)

Interest income.........         --          --            --         --              --
Interest expense........     (66,962)        --        (66,962)    66,962(b)          --
Other expense...........      (5,708)        --         (5,708)       --           (5,708)
                         -----------   ---------   -----------   --------     -----------
Net loss................ $(4,355,779)  $(156,697)  $(4,512,476)  $ 18,211     $(4,494,265)
                         ===========   =========   ===========   ========     ===========

Historical loss per
 share--
 basic and diluted...... $     (0.02)
                         ===========

Weighted average common
 and common equivalent
 shares outstanding--
 basic and diluted...... 217,037,500
                         ===========

Pro forma loss per
 share--
  basic and diluted
   (Note 4).............                                                      $     (0.02)
                                                                              ===========
Weighted average common
 and common equivalent
 shares outstanding--
 basic and diluted (Note
 4).....................                                                      295,093,972
                                                                              ===========

                             Broadband Sports, Inc.

         Unaudited Pro Forma Condensed Combined Statement of Operations

                      Nine Months Ended September 30, 1999

                                        Broadband
                                         Sports,     Pro Forma     Pro Forma
                                          Inc.      Adjustments    Combined
                                       -----------  -----------   -----------
                                                     (Note 3)
Revenues.............................. $ 5,724,646   $    --      $ 5,724,646
Cost of revenues......................   3,811,427        --        3,811,427
                                       -----------   --------     -----------
Gross profit..........................   1,913,219        --        1,913,219

Operating expenses:
  Sales and marketing.................   4,487,799        --        4,487,799
  Product development.................     713,859        --          713,859
  General and administrative..........   4,098,004        --        4,098,004
  Depreciation........................     268,490        --          268,490
  Amortization........................   2,188,674        --        2,188,674
                                       -----------   --------     -----------
Total operating expenses..............  11,756,826        --       11,756,826
                                       -----------   --------     -----------
Operating loss........................  (9,843,607)                (9,843,607)

Interest income.......................     199,501        --          199,501
Interest expense......................    (244,419)   244,419(b)          --
                                       -----------   --------     -----------
Net loss.............................. $(9,888,525)  $244,419     $(9,644,106)
                                       ===========   ========     ===========

Historical loss per share--
 basic and diluted.................... $      0.05
                                       ===========

Weighted average common and common
 equivalent shares outstanding--basic
 and diluted.......................... 217,037,500
                                       ===========

Pro forma loss per share--
  basic and diluted (Note 4)..........                            $      0.03
                                                                  ===========

Weighted average common and common
 equivalent shares outstanding--basic
 and diluted (Note 4).................                            295,093,972
                                                                  ===========

                            Broadband Sports, Inc.

     Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 -- General

  Broadband Sports was founded in February 1998 to provide sports content and commerce to distinct sports communities online. The historical financial statements reflect the financial position and results of operations of Broadband Sports. The unaudited pro forma combined financial statements include the results of operations of Broadband Sports and the Predecessor Companies for the nine months ended September 30, 1999 and for the year ended December 31, 1998.

Note 2 -- Predecessor Companies

  On February 27, 1998, the Company purchased all of the outstanding common stock of Athlete Direct and PSX for a combined purchase price of $2,209,964. The acquisitions have been accounted for as purchase transactions.

Note 3 -- Unaudited Pro Forma Combined Statement of Operations Adjustments

(a) Represents additional amortization in connection with the acquisitions of the predecessor companies for the two months ended February 27, 1998.

(b) Represents elimination of interest expense on the revolving loan due to stockholder.

Note 4 -- Loss Per Share

  Pro forma loss per share on a pro forma combined basis takes effect for the conversion of the series B preferred stock, the issuance and conversion of the series C preferred stock, the issuance of 30,389,809 shares of common stock in November 1999, and the repayment of the outstanding balance on the revolving loan due to stockholder.

                        Report of Independent Auditors

The Board of Directors
Broadband Sports, Inc.

  We have audited the accompanying combined balance sheet of the Predecessor Companies as of December 31, 1997 and the consolidated balance sheet of Broadband Sports, Inc. (the "Company") as of December 31, 1998 and the related combined statements of operations, owners' equity, and cash flows of the Predecessor Companies for the period February 1, 1996 to December 31, 1996, the year ended December 31, 1997 and the two months ended February 27, 1998 and the consolidated statements of operations, stockholders' deficit, and cash flows of the Company for the ten months ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Predecessor Companies at December 31, 1997 and the financial position of the Company at December 31, 1998 and the results of operations and cash flows of the Predecessor Companies for the period February 1, 1996 to December 31, 1996, the year ended December 31, 1997 and the two months ended February 27, 1998 and the results of operations and cash flows of the Company for the ten months ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Los Angeles, California
April 4, 1999

                             Broadband Sports, Inc.

                          Consolidated Balance Sheets
             and the Predecessor Companies Combined Balance Sheets

                          Predecessor                              Pro Forma
                           Companies                 September     September
                          December 31,  December        30,           30,
                              1997      31, 1998        1999          1999
                          ------------ -----------  ------------  ------------
                                                    (Unaudited)   (Unaudited)
                                                                  (See Notes 1
                                                                    and 11)
         Assets
Current assets:
  Cash and cash
   equivalents...........  $   53,356  $   212,997  $  9,320,484  $  7,035,484
  Investments............         --        51,588        51,588        51,588
  Accounts receivable....     199,295      262,208       788,285       788,285
  Advances and deferred
   incentives............     631,010      421,414       326,430       326,430
  Inventory..............       4,002       17,223       158,712       158,712
  Prepaid expenses and
   other current assets..      39,454       33,929     1,302,677     1,302,677
                           ----------  -----------  ------------  ------------
    Total current
     assets..............     927,117      999,359    11,948,176     9,663,176
Fixed assets, net........      51,632      200,099     1,812,327     1,812,327
Goodwill, net............         --       633,762       619,057       619,057
Advances and deferred
 incentives..............     989,060      503,509       891,959       891,959
Other assets.............       3,285       19,324       137,821       137,821
                           ----------  -----------  ------------  ------------
    Total assets.........  $1,971,094  $ 2,356,053  $ 15,409,340  $ 13,124,340
                           ==========  ===========  ============  ============
     Liabilities and
  stockholders'/owners'
     equity (deficit)
Current liabilities
  Accounts payable.......  $   68,763  $   153,364  $    511,990  $    511,990
  Accrued liabilities....     225,145      438,540     2,028,765     2,028,765
  Deferred revenue.......      46,500        4,000           --            --
                           ----------  -----------  ------------  ------------
    Total current
     liabilities.........     340,408      595,904     2,540,755     2,540,755
Revolving loan due to
 stockholder.............         --     1,998,085     4,468,085     4,468,085
Commitments and
 contingencies (Note 9)
Mandatorily redeemable
 series A preferred
 stock, $0.001 par value,
 no shares authorized at
 December 31, 1997;
 2,000,000 shares
 authorized, issued and
 outstanding December 31,
 1998, September 30,
 1999; none issued or
 outstanding pro forma...         --     2,150,000     2,285,000           --
Stockholders'/owners'
 equity (deficit):
  Series B convertible
   preferred stock;
   $0.001 par value, no
   shares authorized
   December 31, 1997 and
   1998; 34,000,000
   shares authorized,
   29,166,663 shares
   issued and outstanding
   September 30, 1999;
   none issued or
   outstanding pro
   forma.................         --           --     16,519,487           --
  Common stock, $0.001
   par value; no shares
   authorized, issued or
   outstanding at
   December 31, 1997;
   235,294,118 shares
   authorized,
   217,037,500 issued and
   outstanding at
   December 31, 1998;
   300,000,000 shares
   authorized,
   217,037,500 issued and
   outstanding at
   September 30, 1999;
   246,204,163 issued and
   outstanding pro
   forma.................         --       217,038       217,038       246,204
  Additional paid-in
   capital...............         --     3,554,994     6,106,753    22,597,074
  Deferred compensation..         --    (1,804,189)   (2,483,474)   (2,483,474)
  Accumulated deficit....         --    (4,355,779)  (14,244,304)  (14,244,304)
  Owners' equity.........   1,630,686          --            --            --
                           ----------  -----------  ------------  ------------
    Total stockholders'
     equity (deficit)....   1,630,686   (2,387,936)    6,115,500     6,115,500
                           ----------  -----------  ------------  ------------
    Total liabilities and
     stockholders'
     equity..............  $1,971,094  $ 2,356,053  $ 15,409,340  $ 13,124,340
                           ==========  ===========  ============  ============

          See accompanying notes to consolidated financial statements.

                             Broadband Sports, Inc.

                     Consolidated Statements of Operations
        and the Predecessor Companies Combined Statements of Operations

                                 Predecessor Companies
                         --------------------------------------
                         Period from
                         February 1,                Two months   Ten months   Seven months   Nine months
                           1996 to     Year ended     ended        ended          ended         ended
                         December 31, December 31, February 27, December 31,  September 30, September 30,
                             1996         1997         1998         1998          1998          1999
                         ------------ ------------ ------------ ------------  ------------- -------------
                                                                                      (Unaudited)
Revenues................  $ 218,675    $1,873,930   $ 507,224   $ 2,718,628    $ 1,908,170   $ 5,724,646
Cost of revenues........    413,352     1,300,062     296,401     2,035,669      1,405,291     3,811,427
                          ---------    ----------   ---------   -----------    -----------   -----------
Gross profit (loss).....   (194,677)      573,868     210,823       682,959        502,879     1,913,219
Operating expenses:
  Sales and marketing...      4,241       154,487      69,290       592,102        209,212     4,487,799
  Product development...      7,875        22,000       8,822       136,682         85,361       713,859
  General and
   administrative.......     97,041       671,946     136,117     1,536,967      1,066,509     4,098,004
  Depreciation..........      2,780        15,195       3,678        43,246         25,660       268,490
  Amortization..........     52,409       413,510     149,613     2,657,071      2,020,198     2,188,674
                          ---------    ----------   ---------   -----------    -----------   -----------
Total operating
 expenses...............    164,346     1,277,138     367,520     4,966,068      3,406,940    11,756,826
                          ---------    ----------   ---------   -----------    -----------   -----------
Operating loss..........   (359,023)     (703,270)   (156,697)   (4,283,109)    (2,904,061)   (9,843,607)

Interest income.........        244         3,056         --            --             --        199,501
Interest expense........        --            --          --        (66,962)       (34,702)     (244,419)
Other expense...........        --            --          --         (5,708)        (5,875)          --
                          ---------    ----------   ---------   -----------    -----------   -----------
Net loss................  $(358,779)   $ (700,214)  $(156,697)  $(4,355,779)   $(2,944,638)  $(9,888,525)
                          =========    ==========   =========   ===========    ===========   ===========
Historical loss per
 share-- basic and
 diluted................                                        $      0.02    $      0.01   $      0.05
                                                                ===========    ===========   ===========
Pro forma historical
 loss per share--basic
 and diluted ...........                                        $      0.02    $      0.01   $      0.04
                                                                ===========    ===========   ===========
Weighted average common
 and common equivalent
 shares outstanding
  Historical............                                        217,037,500    217,037,500   217,037,500
                                                                ===========    ===========   ===========
  Pro forma.............                                        246,204,163    246,204,163   246,204,163
                                                                ===========    ===========   ===========

          See accompanying notes to consolidated financial statements.

                             Broadband Sports, Inc.

                     Consolidated Statements of Cash Flows
        and the Predecessor Companies Combined Statements of Cash Flows

                                  Predecessor Companies
                          --------------------------------------
                          Period from
                          February 1,                Two months   Ten months   Seven months   Nine months
                            1996 to     Year ended     ended        ended          ended         ended
                          December 31, December 31, February 27, December 31,  September 30, September 30,
                              1996         1997         1998         1998          1998          1999
                          ------------ ------------ ------------ ------------  ------------- -------------
                                                                                       (Unaudited)
Operating activities
Net loss................   $(358,779)   $(700,214)   $(156,697)  $(4,355,779)   $(2,944,638)  $(9,888,525)
Adjustments to reconcile
 net loss to net cash
 used in operating
 activities:
 Depreciation and
  amortization of
  goodwill..............       2,780       15,195        3,678       287,000        196,285       537,269
 Amortization of
  deferred compensation
  and deferred
  incentives............      52,409      413,510      149,613     2,413,317      1,849,573     1,919,895
 Stock compensation
  expense...............         --           --           --          8,519          8,519           --
 Changes in operating
  assets and
  liabilities:
 Accounts receivable....     (26,798)    (172,497)      16,643       (79,556)      (107,187)     (526,077)
 Inventory..............         --        (4,002)      (1,925)      (11,296)        (8,363)     (141,489)
 Prepaid expenses and
  other assets..........      (5,762)     (37,619)      12,000       (22,514)       (14,087)   (1,242,958)
 Advances and deferred
  incentives............         --           --           --            --         (52,173)     (350,174)
 Accounts payable.......         --        68,763       45,596        39,005         64,300       358,626
 Accrued liabilities....      75,458      149,687      (61,605)      275,000        317,548     1,590,225
 Deferred revenue.......     187,500     (141,000)     (43,500)        1,000         (3,000)       (4,000)
                           ---------    ---------    ---------   -----------    -----------   -----------
Net cash used in
 operating activities...     (73,192)    (408,177)     (36,197)   (1,445,304)      (693,223)   (7,747,208)
Investing activities
Purchase of property and
 equipment..............     (29,936)     (39,029)      (5,278)     (190,113)      (158,360)   (1,878,718)
Acquisitions, net of
 cash acquired..........         --           --           --     (2,198,083)    (2,198,083)     (256,074)
Purchase of
 investments............         --           --           --        (51,588)       (50,939)          --
                           ---------    ---------    ---------   -----------    -----------   -----------
Net cash used in
 investing activities...     (29,936)     (39,029)      (5,278)   (2,439,784)    (2,407,382)   (2,134,792)
Financing activities
Capital contributions...     360,953      242,737          --            --             --            --
Issuance of common
 stock..................         --           --           --        100,000        100,000           --
Issuance of mandatorily
 redeemable preferred
 stock..................         --           --           --      2,000,000      2,000,000           --
Issuance of preferred
 stock..................         --           --           --            --             --     16,519,487
Proceeds from revolving
 loan due to
 stockholder............         --           --           --      1,998,085      1,053,000     2,470,000
                           ---------    ---------    ---------   -----------    -----------   -----------
Net cash provided by
 financing activities...     360,953      242,737          --      4,098,085      3,153,000    18,989,487
                           ---------    ---------    ---------   -----------    -----------   -----------
Net increase (decrease)
 in cash and cash
 equivalents............     257,825     (204,469)     (41,475)      212,997         52,395     9,107,487
Cash and cash
 equivalents at
 beginning of the
 period.................         --       257,825       53,356           --             --        212,997
                           ---------    ---------    ---------   -----------    -----------   -----------
Cash and cash
 equivalents at end of
 the period.............   $ 257,825    $  53,356    $  11,881   $   212,997    $    52,395   $ 9,320,484
                           =========    =========    =========   ===========    ===========   ===========
Supplemental disclosure
 of cash flow
 information:
 Cash paid for:
 Interest...............   $     --     $     --     $     --    $    33,605    $    17,241   $   201,502
                           =========    =========    =========   ===========    ===========   ===========
 Income taxes...........   $     --     $     --     $     --    $       --     $       --    $     2,400
                           =========    =========    =========   ===========    ===========   ===========

          See accompanying notes to consolidated financial statements.

                             Broadband Sports, Inc.

            Consolidated Statements of Stockholders' Deficit and the Predecessor Companies Combined Statements of Owners' Equity

                          Series B
                      Preferred Stock         Common Stock     Additional
                   ---------------------- --------------------  Paid-in      Deferred      Owners'    Accumulated
                     Shares     Amount      Shares     Amount   Capital    Compensation    Equity       Deficit        Total
                   ---------- ----------- ----------- -------- ----------  ------------  -----------  ------------  -----------
Balance at
 February 1,
 1996............         --  $       --          --  $    --  $      --   $       --    $       --   $        --   $       --
 Capital
  contributions..         --          --          --       --         --           --        360,953           --       360,953
 Deferred
  incentives.....         --          --          --       --         --           --        907,083           --       907,083
 Net loss........         --          --          --       --         --           --       (358,779)          --      (358,779)
                   ---------- ----------- ----------- -------- ----------  -----------   -----------  ------------  -----------
Balance at
 December 31,
 1996............         --          --          --       --         --           --        909,257           --       909,257
 Capital
  contributions..         --          --          --       --         --           --        242,737           --       242,737
 Deferred
  compensation
  and incentives
  ...............         --          --          --       --         --           --      1,051,034           --     1,051,034
 Amortization of
  deferred
  compensation ..         --          --          --       --         --           --        127,872           --       127,872
 Net loss........         --          --          --       --         --           --       (700,214)          --      (700,214)
                   ---------- ----------- ----------- -------- ----------  -----------   -----------  ------------  -----------
Balance at
 December 31,
 1997............         --          --          --       --         --           --      1,630,686           --     1,630,686
 Deferred
  compensation
  and
  incentives.....         --          --          --       --         --           --         51,833           --        51,833
 Amortization of
  deferred
  compensation ..         --          --          --       --         --           --         42,743           --        42,743
 Net income......         --          --          --       --         --           --       (156,697)          --      (156,697)
                   ---------- ----------- ----------- -------- ----------  -----------   -----------  ------------  -----------
Balance at
 February 27,
 1998............         --  $       --          --  $    --  $      --   $       --    $ 1,568,565  $        --   $ 1,568,565
                   ========== =========== =========== ======== ==========  ===========   ===========  ============  ===========
 Issuance of
  common stock...         --  $       --  200,000,000 $200,000 $ (100,000) $       --                 $        --   $   100,000
 Issuance of
  common stock...         --          --   17,037,500   17,038     (8,519)         --                          --         8,519
 Deferred
  compensation
  and
  incentives.....         --          --          --       --   3,813,513   (3,760,680)                        --        52,833
 Amortization of
  deferred
  compensation...         --          --          --       --         --     1,956,491                         --     1,956,491
 Accretion of
  dividends
  payable for
  mandatorily
  redeemable
  series A
  preferred
  stock..........         --          --          --       --    (150,000)         --                          --      (150,000)
 Net loss........         --          --          --       --         --           --                   (4,355,779)  (4,355,779)
                   ---------- ----------- ----------- -------- ----------  -----------                ------------  -----------
Balance at
 December 31,
 1998............         --          --  217,037,500  217,038  3,554,994   (1,804,189)                 (4,355,779)  (2,387,936)
Issuance of
 Series B
 Preferred Stock
 (unaudited).....  29,166,663  16,519,487         --       --         --           --                          --    16,519,487
Issuance of
 warrant.........         --          --          --       --     144,287          --                          --       144,287
Deferred
 compensation and
 incentives
 (unaudited).....         --          --          --       --   2,542,472   (2,274,532)                        --       267,940
Amortization of
 deferred
 compensation
 (unaudited).....         --          --          --       --         --     1,595,247                         --     1,595,247
Accretion of
 dividends
 payable for
 mandatorily
 redeemable
 series A
 preferred stock
 (unaudited).....         --          --          --       --    (135,000)         --                          --      (135,000)
Net loss
 (unaudited).....         --          --          --       --         --           --                   (9,888,525)  (9,888,525)
                   ---------- ----------- ----------- -------- ----------  -----------                ------------  -----------
Balance at
 September 30,
 1999............  29,166,663 $16,519,487 217,037,500 $217,038 $6,106,753  $(2,483,474)               $(14,244,304) $ 6,115,500
                   ========== =========== =========== ======== ==========  ===========                ============  ===========

          See accompanying notes to consolidated financial statements.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
            Notes to Consolidated and Combined Financial Statements

  (Information at September 30, 1999 and for the seven months ended September
      30, 1998 and the nine months ended September 30, 1999 is unaudited)

                               December 31, 1998

1. Company Formation, Business and Basis of Presentation

  Broadband Sports, Inc. (Broadband Sports or the Company) was incorporated in the state of Delaware on February 20, 1998 and commenced operations on February 28, 1998. Athlete Direct began operations in September 1996. Pro Sports Xchange LLC began operations in February 1996.

  In connection with the formation of Broadband Sports, Athlete Direct, Inc. (AD or Athlete Direct) and Pro Sports Xchange, Inc. (PSX or Pro Sports Xchange) were incorporated on February 27, 1998. On February 27, 1998, Athlete Direct LLC was merged with and into Athlete Direct, Inc. and each 1% membership interest was exchanged for 700,000 shares of common stock of Athlete Direct, Inc. On February 27, 1998, Pro Sports Xchange LLC was merged with and into Pro Sports Xchange, Inc. and each 1% membership interest was exchanged for 1,000,000 shares of common stock of Pro Sports Xchange, Inc. On February 27, 1998, Broadband Sports purchased all of the outstanding common stock of Athlete Direct, Inc. and Pro Sports Xchange, Inc. for a combined purchase price of $2,209,964 (including acquisition costs of $169,964),

  The acquisitions have been accounted for as purchase transactions; accordingly, the fair value assigned in each acquisition was allocated to the net assets acquired based on their estimated fair market values. The determination of the aggregate cost in excess of net assets acquired is set forth below:

     Current assets.................................................. $ 765,012
     Non-current assets..............................................   848,335
     Cost in excess of net assets acquired...........................   877,516
     Current liabilities.............................................   277,899
     Non-current liabilities.........................................     3,000

  The cost in excess of net assets acquired in the acquisitions has been allocated to goodwill and is being amortized using the straight-line method over three years. The accompanying consolidated financial statements include the results of operations since the effective date of the acquisitions.

  Through its wholly-owned subsidiary, PSX, the Company, through its network of local and regional sports writers, produces original, in-depth content covering major professional sports (e.g. football, baseball, basketball, and hockey) as well as major Division I College Sports (e.g. basketball and football). Through its wholly-owned subsidiary, Athlete Direct, the Company develops and aggregates individual athlete sites under the Athlete Direct branded network, creating an online destination for sports fans to obtain information about, interact with, and purchase products relating to their favorite athletes. The Company currently derives its revenue from four major revenue streams: content syndication, advertising, electronic commerce and subscriptions.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)


1. Company Formation, Business and Basis of Presentation--(Continued)

  The Company has only a limited operating history and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. These risks include, among others, the Company's ability to provide compelling sports-related content and commerce, maintain existing and develop new strategic relationships, publicly release the www.athletedirect.com website, achieve and maintain projected levels of online traffic, build an electronic commerce infrastructure, increase its fulfillment capabilities and extend its brands.

  Pro Forma Information (unaudited)

  The following unaudited pro forma condensed consolidated financial information is presented to show the results of the Company as if the acquisitions of Pro Sports Xchange and Athlete Direct had occurred at the beginning of the periods presented. The pro forma results include adjustments for the additional amortization of goodwill. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the acquisitions been effective at the beginning of the periods presented.

                                                               Nine months
                                        Years ended                ended
                                        December 31,          September 30,
                                  -------------------------  -----------------
                                     1997          1998          1998
                                  -----------  ------------  ------------
                                                             (Unaudited)
   Revenues...................... $ 1,873,930  $  3,225,852  $  2,415,394
   Net loss...................... $  (992,719) $ (4,561,227) $ (3,150,086)
   Basic and diluted loss per
    share........................ $     (0.00) $      (0.02) $      (0.01)

Basis of Presentation

  The consolidated financial statements as of December 31, 1998 and for the ten months then ended, include the accounts of Broadband Sports and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

  The combined financial statements of Athlete Direct LLC and Pro Sports Xchange LLC (the "Predecessor Companies") as of December 31, 1997 and for the period from February 1, 1996 through December 31, 1996 and for the year ended December 31, 1997 and the two months ended February 27, 1998, have been prepared on a combined basis due to the respective companies' common ownership. All capital contributions to the Predecessor Companies from the LLC members have been recorded as owner's equity in stockholders' equity. Earnings per share have not been presented for the Predecessor Companies as the presentation would not be meaningful due to the significant change in the capital structure of the Predecessor Companies following their acquisitions. All significant balances and transactions between the Predecessor Companies have been eliminated in the combined financial

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)


1. Company Formation, Business and Basis of Presentation--(Continued)

statements. The financial statements of the Predecessor Companies do not necessarily reflect the results of operations or financial position that would have existed had the companies operated as a single consolidated entity.

  The pro forma balance sheet at September 30, 1999 has been presented to reflect the conversion of series B convertible preferred stock and the redemption of the mandatorily redeemable series A preferred stock in connection with the change in capitalization that will occur upon the occurrence of an initial public offering with net proceeds to the Company that exceed $15,000,000 (for Series B conversion) or $10,000,000 (for Series A redemption).

2. Significant Accounting Policies

Unaudited Interim Financial Information

  The financial information as of September 30, 1999 and for the nine months ended September 30, 1999 and the seven months ended September 30, 1998, is unaudited but includes all adjustments consisting of only normal recurring adjustments that the Company considers necessary for a fair presentation of the financial position at such dates and the results of operations and cash flows for the periods then ended. Operating results for the seven months ended September 30, 1998 and the nine months ended September 30, 1999 are not necessarily indicative of results that may be expected for the entire year.

Revenue Recognition

  Content syndication revenue is recognized over the period of the content syndication agreement as the Company delivers its content provided there are no further obligations. Advertising revenue is recognized ratably over the period in which the advertising is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of "impressions" or times that an advertisement appears in page views downloaded by users. Revenue from electronic commerce is recognized once the product has been shipped and collection of the resulting receivable is probable. Subscription revenue is recognized ratably over the subscription period, which is often a professional sports season. Subscriptions are charged directly to the customers' credit card and are billed in advance. Accordingly, amounts received for which services have not yet been provided are recorded as deferred revenues. To date, revenue and expenses from any barter transactions are recognized at fair value when the Company has a history of receiving or paying cash for similar transactions.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)


2. Significant Accounting Policies--(Continued)

Sales and Marketing

  Advertising costs are expensed as incurred. Advertising costs for the ten months ended December 31, 1998 amounted to $111,000. There was no advertising expense for any prior periods. Amounts earned by content providers including athletes, sports writers, and sports personalities in excess of the contractual royalty are included in sales and marketing expense.

Cash and Cash Equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Investments

  At December 31, 1998, short-term investments consist of debt instruments with maturity dates less than one year. The Company accounts for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company's short-term investments are classified as held-to-maturity as of the balance sheet date and are reported at amortized cost.

Inventory

  Inventory consists primarily of licensed sports merchandise and collectibles and is stated at the lower of cost, determined on a first-in, first-out basis, or market.

Property and Equipment

  Property, equipment and leasehold improvements are recorded at cost and depreciated using the straight-line method over its estimated useful life, ranging from three to seven years. Property and equipment consist primarily of computers, software, furniture, and equipment. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the account and any gain or loss is recognized. Maintenance and repairs are charged to expense when incurred.

Product Development

  Product development expenses consist of expenses incurred by the Company in the development and creation of its web sites. Product development expenses include compensation and related expenses, and costs incurred in developing features and functionality of the service. Product development costs are expensed as incurred.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)


2. Significant Accounting Policies--(Continued)

Income Taxes

  Prior to the acquisitions, the federal and state taxable income or loss of Athlete Direct LLC and Pro Sports Xchange LLC were recognized on the separate tax returns of the LLC members. Current and deferred taxes have not been provided on a pro forma basis because the effects are insignificant.

  The Company adopted SFAS No. 109 "Accounting for Income Taxes" on February 20, 1998. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Impairment of Long-Lived Assets and Intangibles

  In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," the Company periodically reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (on an undiscounted basis) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Loss Per Share

  Historical net loss per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding. Due to the anti-dilutive effects of common stock equivalents, historical basic and diluted loss per share are the same.

  Pro forma loss per share was computed to take effect for the redemption of the series A preferred stock and conversion of 29,166,663 shares of the series B convertible preferred stock into 29,166,663 shares of common stock as though these transactions occurred at the beginning of the periods presented.

Stock Based Compensation

  The Company is subject to SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). As allowed by SFAS No. 123, the Company accounts for stock based compensation to employees in accordance with APB 25, "Accounting for Stock Issued to Employees." In cases where exercise prices are less than the fair value as of the grant date, compensation expense is

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
      Notes to Consolidated and Combined Financial Statements--Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)


2. Significant Accounting Policies--(Continued)

recognized over the vesting period. The Company accounts for options issued to its vendors based upon the fair value of the services received or the fair value of options, whichever is more determinable. Unaudited pro forma financial information, assuming that the Company had adopted the measurement standards of SFAS No. 123, is included in Note 8.

Concentration of Credit Risk

  Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. Cash is deposited with high-credit, quality financial institutions and may exceed F.D.I.C. insured limits. The Company's accounts receivable are generally unsecured and are derived from revenue earned from customers located in the U.S. and are denominated in U.S. dollars.

  America Online, Inc. (AOL) accounted for approximately 42%, 47%, 49% and 46% of revenue for the period February 1, 1996 through December 31, 1996, the year ended December 31, 1997, the two months ended February 27, 1998, and the ten months ended December 31, 1998, respectively. AOL accounted for approximately 75% and 59% of accounts receivable at December 31, 1997 and 1998, respectively.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Segments and Related Information

  The Company views its operations as principally one segment and the financial information disclosed herein materially represents all of the financial information related to the Company's principal operating segment.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)


3. Fixed Assets

  Fixed assets consist of the following:

                                       December 31, December 31, September 30,
                                           1997         1998         1999
                                       ------------ ------------ -------------
                                                                  (unaudited)
   Computers and equipment............   $ 65,511     $138,353    $1,683,456
   Software and computer
    applications......................      2,900       96,036       430,352
   Furniture and fixtures.............      1,196        8,956        10,255
                                         --------     --------    ----------
                                           69,607      243,345     2,124,063
   Less accumulated depreciation and
    amortization......................    (17,975)     (43,246)     (311,736)
                                         --------     --------    ----------
                                         $ 51,632     $200,099    $1,812,327
                                         ========     ========    ==========

  During the ten months ended December 31, 1998, the Company wrote off fully amortized fixed assets with a gross value of $21,653.

4. Revolving Loan Due to Stockholder

  On February 27, 1998, the Company entered into a Revolving Loan Agreement ("Revolving Loan") with a stockholder whereby the stockholder made available to the Company $4,500,000. All amounts borrowed under the Revolving Loan are secured by, among other things, accounts and notes receivable, inventory, equipment, licensing agreements, and intellectual property of the Company. Amounts borrowed under the Revolving Loan bear interest at the prime rate plus 1% (8.75% at December 31, 1998) and are payable monthly on the last day of the month. All amounts borrowed under the Revolving Loan mature and are payable the earlier of February 27, 2003 or upon the occurrence of other reorganization transactions including an initial public offering which results in net proceeds to the Company of at least $10 million. The Revolving Loan contains covenants and other restrictions with which the Company must comply, including, among others, restrictions on additional indebtedness and payment of dividends. The Company was in compliance with these covenants at December 31, 1998. As of December 31, 1998, the Company had $2,501,915 available to be drawn under the revolving loan agreement.

5. Manditorily Redeemable Series A Preferred Stock

  On February 27, 1998, the Company entered into a Series A Preferred Stock Purchase Agreement with a shareholder whereby the Company agreed to sell and issue to the shareholder 2,000,000 shares of the Company's Manditorily Redeemable Series A Preferred Stock (Series A) at a purchase price of $1.00 per share. The Series A has no voting rights except on items that directly may adversely impact the Series A stockholders. Dividends accumulate at $.09 per share per year from the date of issuance and are payable upon the occurrence of a liquidation event, as defined. The Series A has a liquidation preference of $1.00 per share, plus all declared, or undeclared but accumulated and unpaid dividends on such shares. The Series A shall be redeemed for $1.00 per share plus all declared, or undeclared

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)

5. Manditorily Redeemable Series A Preferred Stock--(Continued)

but accumulated and unpaid dividends, upon the occurrence of either i) a sale of 50% interest of the Company, or ii) an initial public offering of net proceeds of at least $10 million. The Company increased the carrying value of the Series A by $150,000 and $135,000 for the ten months ended December 31, 1998 and the nine months ended September 30, 1999, respectively, to account for the accretion of undeclared but accumulated and unpaid dividends.

6. Stockholders' Equity

  On February 27, 1998, the Board of Directors approved the employment agreements of two employees which included the issuance of 17,037,500 shares of common stock on April 1, 1998 at a purchase price of $8,519. The fair value of the shares issued in exchange for services provided to the Company was recorded as compensation expense.

  On December 4, 1998, the Company's Articles of Incorporation were amended increasing the amount of shares the Company is authorized to issue to 235,294,118 shares reflecting a 20-for-1 common stock split approved by the Board of Directors. Par value remained unchanged at $0.001 per share (see Note
11). The common stock split has been retroactively reflected in all share and per share disclosures in the accompanying consolidated financial statements.

7. Income Taxes

  The Predecessor Company was formed as a limited liability company and was treated as a partnership for income tax purposes. As such, the individual LLC members recorded on their individual tax returns their allocated portion of federal and state taxable income and expenses and accordingly the Predecessor Companies were not subject to federal and state income taxation.

  The Company did not provide an income tax benefit for any of the periods presented because it has experienced operating losses since inception. As a result of the net operating losses, the provision for income taxes consists solely of minimum state taxes which has been included in general and administrative expense.

  The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate.

                                                                     Ten months
                                                                        ended
                                                                    December 31,
                                                                        1998
                                                                    ------------
   Statutory federal income tax benefit............................       (34)%
   State income tax benefit........................................        (2)
   Valuation allowance.............................................        17
   Non-deductible stock compensation...............................        16
   Non-deductible goodwill amortization............................         3
                                                                       ------
                                                                           -- %
                                                                       ======

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)


7. Income Taxes--(Continued)

  The components of deferred tax assets and related valuation allowance are as follows:

                                                                    December 31,
                                                                        1998
                                                                    ------------
   Deferred tax assets:
     Net operating loss carryforwards..............................  $  648,000
     Stock compensation............................................     363,000
     Other.........................................................     120,000
                                                                     ----------
                                                                      1,131,000
     Less valuation allowance......................................  (1,131,000)
                                                                     ----------
   Net deferred tax assets.........................................  $      --
                                                                     ==========

  Due to the uncertainty surrounding the timing of realizing the net deferred tax assets in future tax returns, the Company has placed a valuation allowance equal to its net deferred tax assets.

  At December 31, 1998, the Company has net operating losses for both federal and state income tax purposes of approximately $1,631,000, which are available to offset future taxable income, if any, through 2019 and 2005, respectively.

8. Equity Incentive Plan

  On December 4, 1998, the Board of Directors and stockholders of the Company adopted the 1998 Equity Incentive Plan (Incentive Plan). The Incentive Plan provides for the granting, at the discretion of an administrator as appointed by the Board of Directors, of up to 15% of the number of shares of the Company's common stock authorized for issuance. Each grant of options under the Incentive Plan vest on a case-by-case basis as approved by the administrator, generally over a range of two to eight years from the date of grant and expire not more than 10 years from the date of grant.

  Deferred compensation for employees and deferred incentives for non-employees represent the fair value of options that were granted on December 4, 1998. Such amounts were recorded as deferred compensation in stockholders' equity for employees and deferred incentives for non-employees. The Company calculated the fair value of each option to non-employees on the date of grant using an option pricing model as prescribed by SFAS No. 123. The fair value of options granted to non-employees is evenly amortized from the beginning of the service period.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)


8. Equity Incentive Plan--(Continued)

  Amounts recorded for options granted to employees represent the difference between the grant price and the deemed fair value of the Company's common stock based on a recent common stock equity transaction. The following table outlines total deferred compensation for employees and deferred incentives for non-employees for all periods presented:

                                    Predecessor Companies
                            --------------------------------------
                            Period from
                            February 1,                Two months   Ten months   Nine months
                              1996 to     Year ended     ended        ended         ended
                            December 31, December 31, February 27, December 31, September 30,
                                1996         1997         1998         1998         1999
                            ------------ ------------ ------------ ------------ -------------
   Employees...............   $     --    $  504,700    $ 61,800    $3,364,795   $2,274,532
   Non-employees...........    907,083     1,051,034      51,833        52,833      267,940
                              --------    ----------    --------    ----------   ----------
     Total.................   $907,083    $1,555,734    $113,633    $3,417,628   $2,542,472
                              ========    ==========    ========    ==========   ==========

  A summary of changes in outstanding options under the Incentive Plan is as follows:

                             Employees           Non-employees               Total
                         ------------------ ----------------------- ------------------------
                                   Exercise             Exercise                 Exercise
                          Shares    Price    Shares       Price       Shares       Price
                         --------- -------- --------- ------------- ---------- -------------
Outstanding at February
 28, 1998...............       --  $   --         --  $         --         --  $         --
Granted................. 7,912,353   0.015  4,262,500  0.015--0.350 12,174,853  0.015--0.350
Exercised...............       --      --         --            --         --            --
Cancelled...............   240,000   0.015        --            --     240,000         0.015
                         --------- -------  --------- ------------- ---------- -------------
Outstanding at December
 31, 1998............... 7,672,353 $ 0.015  4,262,500 $0.015--0.350 11,934,853 $0.015--0.350
                         ========= =======  ========= ============= ========== =============
Options exercisable..... 4,009,706          1,176,750                5,186,456
                         =========          =========               ==========
Available for grant.....                                            23,359,265
                                                                    ==========

  The weighted average fair value of options granted during 1998 was $0.53.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)


8. Equity Incentive Plan--(Continued)

  The weighted average exercise prices for options granted and exercisable at December 31, 1998 and the weighted average remaining contractual life for options outstanding at December 31, 1998, are as follows:

                                 Options Outstanding        Options Exercisable
                           -------------------------------  ---------------------
                                       Weighted
                                       Average    Weighted             Weighted
         Range of           Number    Remaining   Average     Number    Average
         Exercise             of     Contractual  Exercise      of     Exercise
          Price             Shares   Life (Years)  Price      Shares     Price
         --------          --------- ------------ --------  ---------- ----------
Employees
  $0.015.................. 7,672,353     9.3      $ 0.015    4,009,706 $  0.015
Non-employees
  $0.015-0.016............ 3,795,000     8.2      $0.0153    1,156,750 $ 0.0153
  0.120...................   100,000     8.2        0.120       20,000    0.120
  0.350...................   237,500     9.6        0.350          --       --
    (1)...................   130,000     9.4           (1)         --       --

---------------------
(1) Exercise price is equal to the price of the proposed offering.

  SFAS No. 123 requires disclosure of pro forma net loss and pro forma basic and diluted loss per share based upon the fair value of the options issued. The Company calculated the fair value of each option grant on the date of the grant using an option pricing model as prescribed by SFAS No. 123 using the following assumptions:

            Risk-free interest rate................. 5.5%
            Expected life (in years)................   5
            Dividend yield..........................   0%
            Volatility..............................  65%

  This option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)


8. Equity Incentive Plan--(Continued)

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                 Predecessor Companies
                         --------------------------------------
                         Period from
                         February 1,                Two months   Ten months  Seven months   Nine months
                           1996 to     Year ended     ended        ended         ended         ended
                         December 31, December 31, February 27, December 31, September 30, September 30,
                             1996         1997         1998         1998         1998          1999
                         ------------ ------------ ------------ ------------ ------------- -------------
                                                                                     (unaudited)
Pro forma net loss......   358,779      701,207      157,029     4,372,254     2,956,559    10,006,275
Pro forma basic and
 diluted loss per
 share..................                                              0.02          0.01          0.05

  These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

9. Commitments and Contingencies

  The Company and the Predecessor Companies lease office facilities and certain computer and communications equipment under non-cancellable leases that expire at various dates through March 31, 2002. Rent expense amounted to approximately $5,000, $9,170, $8,431, and $155,163 for the period February 1, 1996 through December 31, 1996, the year ended December 31, 1997, the two months ended February 27, 1998 (the Predecessor Companies) and the ten months ended December 31, 1998 (the Company), respectively.

  Future minimum lease payments at December 31, 1998 are as follows:

                                                Operating
                                                 Leases
                                                ---------
            Year ended December 31:
              1999............................. $ 217,520
              2000.............................   205,020
              2001.............................   205,020
              2002.............................    51,255
                                                ---------
                Total.......................... $ 678,815
                                                =========

  The Company and the Predecessor Companies have entered into various licensing, royalty, distribution, and consulting agreements with various online sites, vendors and other non-employees. The remaining terms of these agreements provide for the payment of royalties, bounties, and certain guaranteed amounts on a per member and/or minimum dollar amount basis. Additionally, some agreements provide for a specified percentage of advertising and merchandising revenue to be paid to

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
      Notes to Consolidated and Combined Financial Statements--Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)


9. Commitments and Contingencies--(Continued)

non-employees from whose online site the revenue is derived. Minimum guaranteed payments required under such agreements at December 31, 1998 are as follows:

            Year ended December 31:
              1999............................ $  256,260
              2000............................    330,012
              2001............................    302,505
              2002............................    316,674
              2003............................    130,016
              Thereafter......................    375,000
                                               ----------
                Total......................... $1,710,467
                                               ==========

  From time to time, the Company may be involved in litigation relating to claims arising out of the normal course of business. The Company is not currently a party to any legal proceedings, of which, individually or in the aggregate, would have a material effect on the Company's financial position or results of operations.

10. Defined Contribution Plan

  Effective November 1, 1998, the Company adopted a 401(k) Plan covering all of the Company's employees who are at least 21 years old. Employees may elect to contribute up to 15% of their wages to the 401(k) Plan and are eligible to enroll on the first day of every quarter. The Company, at its discretion, may make contributions to the 401(k) Plan, which are allocated among the participants. No contributions were made by the Company in 1998.

11. Subsequent Events (Unaudited)

  In January 1999, the Company entered into an interactive services agreement with AOL. Under this agreement, the Company receives a license fee for its programming and syndicated content. In accordance with the agreement, the Company operates a separately branded Athlete Direct area within both the AOL Sports Channel and the AOL Kids Channel as well as providing content and programming for team related areas within AOL Sports. AOL receives a percentage of revenues derived from the sale of merchandise and premium subscription products through the Company's sites on AOL. The agreement expires June 30, 2001 and AOL has the option to extend the agreement for up to two additional one-year terms.

  On February 26, 1999, the Company purchased certain assets and liabilities of Manna Mir Research, Inc. (Manna Mir) for $225,000 in cash and contingent consideration of up to an additional $205,000. Manna Mir operates a fantasy sports-related web site under the name RotoNews.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)


11. Subsequent Events (Unaudited)--(Continued)

  In May 1999, the Company amended its Certificate of Incorporation to, among other matters, increase the authorized number of shares of common and preferred stock to 300,000,000 and 50,000,000, respectively. Preferred stock consists of 2,000,000 shares of series A preferred stock, $0.001 par value and 34,000,000 shares of convertible series B preferred stock (Series B), $0.001 par value. The Company issued convertible series B preferred stock which resulted in net proceeds of approximately $16,500,000, representing 29,166,663 shares issued and outstanding at $0.60 per share. The holders of shares of Series B are entitled to receive dividends at the rate of $0.054 per share per year if declared by the Board of Directors. Such dividends are not cumulative. Each share of Series B is convertible into fully paid and nonassessable shares of common stock as determined by dividing $0.60 by the Series B conversion price, as defined. In the event of a public offering of the Company's common stock that exceeds $15,000,000 all outstanding shares of series B preferred stock will automatically be converted into common stock.

  In May 1999, the Company entered into an agreement with Yahoo! to provide content and programming to Yahoo! in exchange for a monthly license fee and guaranteed promotion and placement within Yahoo! Sports. Yahoo! receives a percentage of electronic commerce sold on the Yahoo! site. This agreement expires in June 2000 with both parties having options to extend the agreement for one year under similar terms.

  In July 1999, the Company entered into various operating lease agreements for equipment and facilities ranging in terms from three to seven years. Under these leases, the Company is committed to pay approximately $990,000 per year.

  On August 9, 1999, the Company entered into a Reimbursement Agreement with a lender whereby the lender agreed to provide a letter of credit in the amount of $1,414,581. The average undrawn face amount of the letter of credit bears a commitment fee of 1.5%. In connection with the Reimbursement Agreement, the Company issued the lender a warrant to purchase 282,916 shares of the Company's common stock at a purchase price of $0.60 per share, subject to adjustment as provided in the Warrant Agreement. The fair value of the warrants of $144,287 was calculated using an option pricing model as prescribed by SFAS No. 123.

                            Broadband Sports, Inc.
                                      and
                           The Predecessor Companies
     Notes to Consolidated and Combined Financial Statements--(Continued)

  (Information at September 30, 1999 and for the seven months ended September
                                   30, 1998
          and the nine months ended September 30, 1999 is unaudited)


11. Subsequent Events (Unaudited)--(Continued)

  In October, 1999, the Company entered into an equipment master lease agreement with a capacity to borrow up to $2.8 million. The term of the agreement is for three years with an interest rate of 7.5%. As part of this agreement, the lessor will receive a warrant to purchase 221,666 shares of the Company's common stock at $0.80 per share. The maximum term of the warrant is ten years.

  In November, 1999, the Company entered into an employment agreement with its Chairman and Chief Executive Officer with a base salary of $180,000 per year. The employment agreement has no specific term and may be terminated by either party with or without cause. In connection with the employment agreement, the Company has issued 30,389,809 shares of common stock at $0.60 per share. The purchase price for the shares was paid in cash and through issuance of a secured recourse promissory note (Promissory Note) by the Company in the amount of $15,200,906. The Promissory Note bears interest at a rate of 6.02% per year. Principal and interest payments are due in full no later than on the ten year anniversary of the Promissory Note. Of the 30,389,809 shares issued, 7,588,444 shares are immediately vested and the remaining 22,801,365 shares will vest in equal monthly installments over the next four years, allowing for certain exceptions.

  In November, 1999, the Company further amended its Certificate of Incorporation to increase the authorized number of shares of common and preferred stock to 306,000,000 and 56,000,000, respectively, and create series C preferred stock (Series C), $0.001 par value, consisting of 20,000,000 authorized shares. The holders of shares of Series C are entitled to receive dividends at the rate of $0.072 per share per year if declared by the Board of Directors. Such dividends are not cumulative. The Company issued Series C which resulted in net proceeds of $14,800,000, representing 18,500,000 shares issued and outstanding at $0.80 per share. Each share of Series C is convertible to fully paid and nonassessable shares of common stock as determined by dividing $0.80 by the Series C conversion price, as defined. In the event of a public offering of the Company's common stock which results in net proceeds to the Company of at least $15,000,000, all outstanding shares of Series C will automatically be converted into common stock. Upon the occurrence of a liquidation event, as defined, any remaining assets of the Company, after payment in full of the liquidation preference of the mandatorily redeemable series A preferred stock, will be distributed pro rata to holders of the series B preferred stock, series C preferred stock and common stock based on the number of shares of common stock held by each (assuming full conversion of the Series B and the Series C). The effect of the conversion of the Series C has not been included in the pro forma balance sheet at September 30, 1999 since they were not outstanding at that date.

                                     [LOGO]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities hereunder other than underwriting discounts and commissions.

                                                                        Amount
                                                                         to be
                                                                         Paid
                                                                        -------
   Registration fee.................................................... $12,788
   NASD filing fee.....................................................   5,100
   Nasdaq National Market listing fee..................................  90,000
   Printing and Engraving expenses.....................................
   Legal fees and expenses.............................................
   Blue Sky qualification fees and expenses............................   5,000
   Accounting fees and expenses........................................
   Directors' and Officers' securities act liability insurance.........
   Transfer Agent and registrar fees...................................
   Miscellaneous.......................................................
       Total........................................................... $

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law (the "DGCL") contains detailed provisions on indemnification of directors and officers against expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with legal proceedings. Section 102(a)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as Broadband Sports, eliminating or limiting, with certain exceptions, the personal liability of a director of the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation of Broadband Sports eliminates the liability of each of its directors to its stockholders or Broadband Sports for monetary damages for breach of fiduciary duty to the full extent provided by the DGCL, as such law exists or may hereafter be amended.

  Indemnification applies to any threatened, pending or completed action, suit or proceeding, whether, civil, criminal, administrative or investigative. Indemnification may include all expenses (including attorneys' fees, judgments, fines, ERISA excise taxes and amounts paid in settlement) reasonably incurred by the indemnified person.

  Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                        Exhibit
   Document                                                             Number
   --------                                                             -------
   Form of Underwriting Agreement......................................   1.1
   Amended and Restated Certificate of Incorporation...................   3.1
   Form of Second Amended and Restated Certificate of Incorporation....   3.2
   Amended and Restated Bylaws.........................................   3.3
   Form of Indemnification Agreements..................................  10.9

Item 15. Recent Sales of Unregistered Securities

  From November 15, 1996 through November 15, 1999 the Registrant issued and sold the following securities:

  (a) In February 1998, we issued and sold an aggregate of 200,000,000 shares of common stock to the founders at an aggregate purchase price of $100,000.

  (b) In February 1998, we issued and sold 2,000,000 shares of Series A Preferred Stock to NMSS for a purchase price of $2,000,000.

  (c) In April 1998, we issued and sold an aggregate of 17,037,500 shares of common stock to Tyler J. Goldman and Ross Schaufelberger for an aggregate value of $8,518.75.

  (d) In May 1999, we sold an aggregate of 29,166,663 shares of Series B Preferred Stock for $0.60 per share, for an aggregate purchase price of approximately $17.5 million.

  (e) In August 1999, we issued warrants to purchase up to 282,916 shares of common stock at a purchase price of $0.60 per share.

  (f) In October 1999, we issued warrants to purchase up to 221,666 shares of common stock at a purchase price of $0.80 per share.

  (g) In November 1999, we issued and sold an aggregate of 30,389,809 shares of common stock to Richard D. Nanula at $0.60 per share, for an aggregate purchase price of approximately $18,233,885.

  (h) In November 1999, we sold an aggregate of 18,500,000 shares of Series C Preferred Stock for $0.80 per share, for an aggregate purchase price of $14.8 million.

  From November 15, 1996 through November 15, 1999, we issued options to purchase an aggregate of 30,592,656 shares of our common stock at exercise prices ranging from $0.015 to the initial offering price to the public.

  The issuances described above were deemed exempt from registration under the Securities Act in reliance upon Sections 4(2) or 3(a) of the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

Item 16. Exhibits and Financial Statements

  (a) Exhibits and Financial Statement Schedules

 Exhibit
 Number                             Description
 -------                            -----------
   1.1   Form of Underwriting Agreement

   3.1   Amended and Restated Certificate of Incorporation

   3.2*  Form of Second Amended and Restated Certificate of Incorporation

   3.3*  Amended and Restated Bylaws

   4.1*  Specimen Stock Certificate

   5.1*  Form of Opinion of Morrison & Foerster LLP

  10.1   1998 Equity Incentive Plan

 Exhibit
 Number                               Description
 -------                              -----------
 10.2*   Form of 1999 Equity Incentive Plan

 10.3    Investors' Rights Agreement

 10.4*   Form of Warrant to Comdisco

 10.5*   Restricted Stock Purchase Agreement between the Registrant and
         R. Nanula

 10.6*   Employment Agreement for R. Nanula

 10.7    Employment Agreement for T. Goldman
 10.8    Revolving Loan Agreement, dated February 27, 1998 between the
         Registrant, Athlete Direct, Inc., Pro Sports Xchange and NMSS
         Partners, LLC

 10.9    Form of Indemnification Agreement

 10.10   Standard Office Lease, dated January 10, 1996 as amended between LAOP
         IV, LLC, and Smartalk Teleservices, Inc.

 10.11   Sublease, dated April 1, 1998 between Smartalk Teleservices, Inc. and
         The RHL Group, Inc.

 10.12   Sub-Sublease Agreement, dated April 1, 1998 between The RHL Group,
         Inc. and Registrant

 10.13+  Lease, dated July 30, 1999, between Spieker Properties, L.P. and
         Registrant

 10.14+  Interactive Services Agreement, dated January 1, 1999 between
         Registrant (and its wholly-owned subsidiaries, Pro Sports Xchange,
         Inc., and Athlete Direct, Inc.) and America Online, Inc.

 21.1    Subsidiaries of Registrant

 23.1    Consent of Ernst & Young LLP

 23.2*   Consent of Morrison & Foerster LLP

 24.1    Power of Attorney (See II-5)

 27.1    Financial Data Schedule

---------------------
* To be filed by amendment.

+ Portions have been omitted pursuant to a confidential treatment request.

  (b) Financial Statement Schedules

  No schedules are included because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  The undersigned registrant hereby undertakes:

  (a) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrants has advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (b) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (c) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, County of Los Angeles, State of California, on November 24, 1999.

                                          BROADBAND SPORTS, INC.

                                          By: /s/    Richard Nanula
                                          _____________________________________
                                                     Richard Nanula
                                             Chairman of the Board and Chief
                                                    Executive Officer

                               POWER OF ATTORNEY

  The undersigned hereby constitutes and appoints Richard Nanula and Gregory
S. Hebner, and each of them, as his true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his stead, in any and all capacities, to sign on his behalf this Registration Statement on Form S-1 in connection with the offering of common stock by Broadband Sports, Inc. and to execute any amendments thereto (including post-effective amendments), including a registration statement filed pursuant to Rule 462(b), or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, and each of them, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, jointly or severally, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----
         /s/ Richard Nanula          Chairman of the Board and     November 24, 1999
____________________________________ Chief Executive Officer
           Richard Nanula            (Principal Executive
                                     Officer)



       /s/ Gregory S. Hebner         Chief Financial Officer       November 24, 1999
____________________________________ (Principal Financial and
         Gregory S. Hebner           Accounting Officer)

        /s/ Tyler J. Goldman         President, Broadband Studios  November 24, 1999
____________________________________ and Director
          Tyler J. Goldman

         /s/ Ahmed O. Alfi           Director                      November 24, 1999
____________________________________
           Ahmed O. Alfi

             Signature                           Title                    Date
             ---------                           -----                    ----


       /s/ W. Allen Beasley          Director                      November 24, 1999
____________________________________
          W. Allen Beasley


                                     Director
____________________________________
        Frank J. Biondi, Jr.

     /s/ Stephen D. Greenberg        Director                      November 24, 1999
____________________________________
        Stephen D. Greenberg

         /s/ Douglas Leone           Director                      November 24, 1999
____________________________________
           Douglas Leone

      /s/  Geoffrey Y. Yang          Director                      November 24, 1999
____________________________________
          Geoffery Y. Yang

                                 EXHIBIT INDEX

 Exhibit
 Number                               Description
 -------                              -----------
  1.1    Form of Underwriting Agreement

  3.1    Amended and Restated Certificate of Incorporation

  3.2*   Certificate of Amendment to Amended and Restated Certificate of
         Incorporation

  3.3*   Form of Second Amended and Restated Certificate of Incorporation

  3.4*   Amended and Restated Bylaws

  4.1*   Specimen Stock Certificate

  5.1*   Form of Opinion of Morrison & Foerster LLP

 10.1    1998 Equity Incentive Plan

 10.2*   Form of 1999 Equity Incentive Plan

 10.3    Investors' Rights Agreement

 10.4*   Form of Warrant to Comdisco

 10.5*   Restricted Stock Purchase Agreement between the Registrant and
         R. Nanula

 10.6*   Employment Agreement for R. Nanula

 10.7*   Employment Agreement for T. Goldman

 10.8    Revolving Loan Agreement, dated February 27, 1998 between the
         Registrant, Athlete Direct, Inc., Pro Sports Xchange and NMSS
         Partners, LLC

 10.9    Form of Indemnification Agreement

 10.10   Standard Office Lease, dated January 10, 1996 as amended between LAOP
         IV, LLC, and Smartalk Teleservices, Inc.

 10.11   Sublease, dated April 1, 1998 between Smartalk Teleservices, Inc. and
         The RHL Group, Inc.

 10.12   Sub-Sublease Agreement, dated April 1, 1998 between The RHL Group,
         Inc. and Registrant

 10.13+  Lease, dated July 30, 1999, between Spieker Properties, L.P. and
         Registrant

 10.14+  Interactive Services Agreement, dated January 1, 1999 between
         Registrant (and its wholly-owned subsidiaries, Pro Sports Xchange,
         Inc., and Athlete Direct, Inc.) and America Online, Inc.

 21.1    Subsidiaries of Registrant

 23.1    Consent of Ernst & Young LLP

 23.2*   Consent of Morrison & Foerster LLP

 24.1    Power of Attorney (See II-5)

 27.1    Financial Data Schedule

---------------------
* To be filed by amendment.

+ Portions have been omitted pursuant to a confidential treatment request.